UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2026

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman, President and Chief Executive Officer

Signature and Title:	/s/ Danny Y. Yu
Danny Y. Yu
Senior Vice President and PLDT Group Chief Financial Officer
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)

Date: May 14, 2026

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 82500254

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

March 31, 2026

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

May 14, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Atty. Johanne Daniel M. Negre
Officer-In-Charge - Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village

Barangay Bel-Air, Makati City

Attention:	Atty. Oliver O. Leonardo
Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17(b) of the Securities Regulation Code and SRC Rule 17.3, we submit herewith PLDT Inc.'s SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three (3) months ended March 31, 2026.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/ Mark David P. Martinez
MARK DAVID P. MARTINEZ
Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
gdgarcia@pldt.com.ph	(632) 8816-8056

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,317 as at March 31, 2026	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Gil Samson D. Garcia	gdgarcia@pldt.com.ph	(632) 8816-8056

Contact Person’s Address

5/F MGO Building, Dela Rosa corner Legaspi Sts., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (SRC) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	March 31, 2026

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793-000

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 82500254
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at March 31, 2026

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

.

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2026 (unaudited) and December 31, 2025 (audited) and for the three months ended March 31, 2026 and 2025 (unaudited) and related notes (pages F-1 to F-119) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” or “the Company” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Material Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards (PFRS Accounting Standards) which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS Accounting Standards differs in certain significant respects from generally accepted accounting principles (GAAP) in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements are stated in Philippine Peso. Unless otherwise indicated, in this report and in the accompanying unaudited consolidated financial statements, the exchange rate used to convert the U.S. Dollar amounts into the Philippine Peso was Php60.68 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines as at March 31, 2026.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors. When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Three Months Ended March 31,		Increase (Decrease)
	2026	2025	Amount	%
(amounts in million Php, except for EBITDA margin and earnings per common share)
Consolidated Income Statement
Revenues	56,513	55,277	1,236	2
Expenses	42,752	40,549	2,203	5
Other expenses – net	(2,504)	(2,924)	420	14
Income before income tax	11,257	11,804	(547)	(5)
Net income	8,918	9,064	(146)	(2)
Core income	9,093	8,893	200	2
Telco core income	8,578	8,776	(198)	(2)
EBITDA	28,288	27,865	423	2
EBITDA margin(1)	52%	52%
Reported earnings per common share:
Basic	40.98	41.71	(0.73)	(2)
Diluted	40.98	41.71	(0.73)	(2)
Core earnings per common share(2):
Basic	42.02	41.09	0.93	2
Diluted	42.02	41.09	0.93	2

	March 31,	December 31,	Increase (Decrease)
	2026	2025	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	639,555	634,828	4,727	1
Property and equipment	327,288	327,989	(701)	—
Cash and cash equivalents and short-term investments	14,544	11,876	2,668	22
Total equity attributable to equity holders of PLDT	125,921	126,889	(968)	(1)
Long-term debt, including current portion	295,462	295,048	414	—
Net debt(3) to equity ratio	2.24x	2.24x	—	—

(1)
EBITDA margin for the period is measured as EBITDA divided by service revenues.
(2)
Core earnings per common share (EPS) for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(3)
Net debt is derived by deducting cash and cash equivalents, short-term investments and debt instruments at amortized cost from total interest-bearing financial liabilities (principal amount of long-term debt, including current portion i.e., excluding debt issuance cost).

	Three Months Ended March 31,		Change
	2026	2025	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash from operating activities	22,751	24,545	(1,794)	(7)
Net cash used in investing activities	(11,829)	(15,851)	4,022	25
Payment for purchase of property and equipment, including capitalized interest	(12,388)	(16,142)	3,754	23
Net cash used in financing activities	(8,360)	(4,918)	(3,442)	(70)
Operational Data
Total number of subscribers	68,753,716	66,239,125	2,514,591	4
Number of mobile subscribers:	60,882,800	58,608,463	2,274,337	4
Prepaid	58,478,188	56,300,981	2,177,207	4
Postpaid	2,404,612	2,307,482	97,130	4
Number of broadband subscribers:	4,290,441	3,945,937	344,504	9
Fixed Line broadband	3,837,443	3,507,947	329,496	9
Fixed Wireless broadband	452,998	437,990	15,008	3
Number of fixed line voice subscribers	3,580,475	3,684,725	(104,250)	(3)
Number of employees:	14,128	14,850	(722)	(5)
Fixed Line	10,377	10,741	(364)	(3)
LEC	9,191	9,502	(311)	(3)
Others	1,186	1,239	(53)	(4)
Wireless	3,751	4,109	(358)	(9)

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
March 31, 2026	60.68	59.00
December 31, 2025	58.79	57.51
March 31, 2025	57.28	57.95
December 31, 2024	57.85	57.28

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA and EBITDA Margin

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net, manpower rightsizing program (MRP) and non-recurring income (expenses). EBITDA margin is calculated as EBITDA divided by service revenues. EBITDA and EBITDA margin are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA and EBITDA margin are presented because our management believes that it is widely used by investors in their analysis of our performance and can assist them in their comparison of our performance with those of other companies in the technology, media and telecommunications sector. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS Accounting Standards. EBITDA and EBITDA margin should not be considered as alternatives to net income as indicators of our performance, nor should EBITDA and EBITDA margin be considered as alternatives to cash flows from operating activities, as a measure of liquidity or as alternatives to any other measure determined in accordance with PFRS Accounting Standards. Unlike net income, EBITDA does not include depreciation and amortization, or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA and EBITDA margin as only one of several comparative tools, together with PFRS Accounting Standards-based measurements, to assist in the evaluation of operating performance. Such PFRS Accounting Standards-based measurements include income before income tax, net income, and operating, investing and financing cash flows. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA and EBITDA margin may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income and Telco Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. Core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.

Meanwhile, telco core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), impairment on noncurrent assets, non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures, adjusted for the effect of the share in Maya Innovations Holdings, Pte. Ltd. (MIH) and Kayana Solutions, Inc. (Kayana), formerly Limitless Growth Ventures, Inc. income (losses), asset sales, and depreciation due to change in accounting estimate. Telco core income is used by the management as a basis for determining the level of dividend payouts to shareholders and one of the bases for granting incentives to employees.

Core income and telco core income should not be considered as alternatives to income before income tax or net income determined in accordance with PFRS Accounting Standards as an indicator of our performance. Unlike net income, core income and telco core income do not include certain items, among others, foreign exchange gains and losses, gains and losses on derivative financial instruments, impairment on non-current assets and non-recurring gains and losses. We compensate for these limitations by using core income and telco core income as few out of several comparative tools, together with PFRS Accounting Standards-based measurements, to assist us in the evaluation of our operating performance. Such PFRS Accounting Standards-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are one of the leading telecommunications and digital services providers in the Philippines serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a wide range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks.

As at March 31, 2026, we serve 68.8 million customers through the provision of mobile, fixed line and data services.

Our three business units are as follows:

•
Wireless — Our Wireless business segment focuses on driving the growth of our data services while managing our legacy business of voice and short messaging services (SMS). We generate data revenues across all segments of our wireless business, whether through the access of mobile internet via smartphones, mobile broadband using pocket WiFi or home WiFi using fixed wireless broadband devices. We provide the following mobile telecommunications services through our wireless business: (i) mobile services, (ii) fixed wireless broadband services, and (iii) other services.
•
Fixed Line — We are the leading provider of fixed line telecommunications services throughout the Philippines, servicing retail, corporate and small and medium-sized enterprises (SME) clients. Our Fixed Line business segment offers data, voice, and miscellaneous services. We also offer secure data center, multi-cloud, cyber security, data and artificial intelligence (AI) solutions through ePLDT Inc. and Vitro Inc. (“Vitro”), our ICT subsidiaries.
•
Others — Our Other business segment consists primarily of our interests in digital platforms and other technologies, including our interests in MIH and Kayana.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA, EBITDA Margin, core income and telco core income to assess our operating performance. Set forth below is a reconciliation of our consolidated net income to our consolidated EBITDA and EBITDA Margin, and a reconciliation of our consolidated net income to our consolidated core income and consolidated telco core income for the three months ended March 31, 2026 and 2025.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA and EBITDA Margin, by business segment, for the three months ended March 31, 2026 and 2025:

	Wireless	Fixed Line	Others	Inter-segment and Consolidation Entries	Consolidated
	(amounts in million Php)
For the three months ended March 31, 2026
Consolidated net income	2,500	7,556	1,010	(2,148)	8,918
Add (deduct) adjustments:
Depreciation and amortization	9,143	6,810	—	(1,673)	14,280
Financing costs – net	2,470	2,244	—	(404)	4,310
Provision for income tax	599	1,642	—	98	2,339
Foreign exchange losses (gains) – net	(49)	1,318	(1)	(3)	1,265
Manpower rightsizing program (MRP)	109	138	—	—	247
Interest income	(125)	(38)	(1)	3	(161)
Gains on derivative financial instruments – net	(194)	(278)	—	—	(472)
Equity share in net income of associates and joint ventures	—	(14)	(1,009)	—	(1,023)
Others – net	(816)	(3,532)	—	2,933	(1,415)
Total adjustments	11,137	8,290	(1,011)	954	19,370
Consolidated EBITDA	13,637	15,846	(1)	(1,194)	28,288
Service revenues	24,590	33,879	—	(3,564)	54,905
EBITDA margin(1)	55%	47%	—	34%	52%

For the three months ended March 31, 2025
Consolidated net income (loss)	2,249	7,934	113	(1,232)	9,064
Add (deduct) adjustments:
Depreciation and amortization	8,941	6,362	—	(2,231)	13,072
Financing costs – net	2,431	2,250	—	(345)	4,336
Provision for (benefit from) income tax	707	2,087	(13)	(41)	2,740
Losses on derivative financial instruments – net	133	202	—	—	335
MRP	11	54	—	—	65
Equity share in net losses (income) of associates and joint ventures	—	29	(112)	—	(83)
Interest income	(158)	(43)	(3)	5	(199)
Foreign exchange losses (gains) – net	(161)	(384)	13	(12)	(544)
Others	(447)	(2,042)	(3)	1,571	(921)
Total adjustments	11,457	8,515	(118)	(1,053)	18,801
Consolidated EBITDA	13,706	16,449	(5)	(2,285)	27,865
Service revenues	24,391	33,336	—	(4,306)	53,421
EBITDA margin(1)	56%	49%	—	53%	52%

(1)
EBITDA margin for the period is measured as EBITDA divided by service revenues.

The following table shows the reconciliation of our consolidated net income to our consolidated core income and telco core income, by business segment, for the three months ended March 31, 2026 and 2025:

	Wireless	Fixed Line	Others	Inter-segment and Consolidation Entries	Consolidated
	(amounts in million Php)
For the three months ended March 31, 2026
Consolidated net income	2,500	7,556	1,010	(2,148)	8,918
Add (deduct) adjustments:
Foreign exchange losses (gains) – net	(49)	1,318	(1)	(3)	1,265
Accelerated depreciation and amortization	257	77	—	—	334
MRP	109	138	—	—	247
Amortization of debt discount from debt modification	28	12	—	—	40
Net income attributable to noncontrolling interests	(4)	(19)	—	(26)	(49)
Gains on derivative financial instruments – net, excluding hedge costs	(205)	(321)	—	—	(526)
Core income adjustment on equity share in net income of associates and joint ventures	—		(796)	—	(796)
Net tax effect of aforementioned adjustments	(35)	(306)	—	1	(340)
Total adjustments	101	899	(797)	(28)	175
Consolidated core income	2,601	8,455	213	(2,176)	9,093
Add (deduct) adjustments:
Share in MIH income	—	—	(285)	—	(285)
Share in Kayana losses	—	—	54	—	54
Gain on asset sales, net of tax	(12)	(272)	—	—	(284)
Total adjustments	(12)	(272)	(231)	—	(515)
Telco core income (loss)	2,589	8,183	(18)	(2,176)	8,578

For the three months ended March 31, 2025
Consolidated net income (loss)	2,249	7,934	113	(1,232)	9,064
Add (deduct) adjustments:
Losses on derivative financial instruments – net, excluding hedge costs	120	159	—	—	279
MRP	11	54	—	—	65
Amortization of debt discount from debt modification	31	14	—	—	45
Core income adjustment on equity share in net income of associates and joint ventures	—		(16)	—	(16)
Net income attributable to noncontrolling interests	(4)	(15)	—	(20)	(39)
Foreign exchange losses (gains) – net	(161)	(384)	13	(12)	(544)
Net tax effect of aforementioned adjustments	—	39	(3)	3	39
Total adjustments	(3)	(133)	(6)	(29)	(171)
Consolidated core income (loss)	2,246	7,801	107	(1,261)	8,893
Add (deduct) adjustments:
Share in MIH income	—	—	(127)	—	(127)
Share in Kayana losses	—	—	10	—	10
Total adjustments	—	—	(117)	—	(117)
Telco core income (loss)	2,246	7,801	(10)	(1,261)	8,776

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for (benefit from) income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin, core income (loss) and telco core income (loss) for the three months ended March 31, 2026 and 2025. In each of the three months ended March 31, 2026 and 2025, majority of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Wireless	Fixed Line	Others	Inter-segment and Consolidation Entries	Consolidated
	(amounts in million Php, except for EBITDA margin)

For the three months ended March 31, 2026
Revenues	26,145	33,932	—	(3,564)	56,513
Expenses	21,760	25,034	1	(4,043)	42,752
Other income (expenses) – net	(1,286)	300	1,011	(2,529)	(2,504)
Income before income tax	3,099	9,198	1,010	(2,050)	11,257
Provision for (benefit from) income tax	599	1,642	—	98	2,339
Net income/Segment profit	2,500	7,556	1,010	(2,148)	8,918
EBITDA	13,637	15,846	(1)	(1,194)	28,288
EBITDA margin(1)	55%	47%	—	—	52%
Core income	2,601	8,455	213	(2,176)	9,093
Telco core income (loss)	2,589	8,183	(18)	(2,176)	8,578

For the three months ended March 31, 2025
Revenues	26,117	33,467	—	(4,307)	55,277
Expenses	21,363	23,434	5	(4,253)	40,549
Other income (expenses) – net	(1,798)	(12)	105	(1,219)	(2,924)
Income (loss) before income tax	2,956	10,021	100	(1,273)	11,804
Provision for (benefit from) income tax	707	2,087	(13)	(41)	2,740
Net income (loss)/Segment profit (loss)	2,249	7,934	113	(1,232)	9,064
EBITDA	13,706	16,449	(5)	(2,285)	27,865
EBITDA margin(1)	56%	49%	—	—	52%
Core income (loss)	2,246	7,801	107	(1,261)	8,893
Telco core income (loss)	2,246	7,801	(10)	(1,261)	8,776

Increase (Decrease)
Revenues	28	465	—	743	1,236
Expenses	397	1,600	(4)	210	2,203
Other income (expenses) – net	512	312	906	(1,310)	420
Income (loss) before income tax	143	(823)	910	(777)	(547)
Provision for (benefit from) income tax	(108)	(445)	13	139	(401)
Net income (loss)/Segment profit (loss)	251	(378)	897	(916)	(146)
EBITDA	(69)	(603)	4	1,091	423
Core income (loss)	355	654	106	(915)	200
Telco core income (loss)	343	382	(8)	(915)	(198)

(1)
EBITDA margin for the period is measured as EBITDA divided by service revenues.

On a Consolidated Basis

Consolidated

Revenues

We reported consolidated revenues of Php56,513 million for the three months ended March 31, 2026, an increase of Php1,236 million, or 2%, as compared with Php55,277 million in the same period in 2025, primarily due to higher consolidated revenues from data and voice services, partially offset by lower consolidated non-service revenues.

Our consolidated service revenues of Php54,905 million for the three months ended March 31, 2026, increased by Php1,484 million, or 3%, from Php53,421 million in the same period in 2025. Our consolidated non-service revenues of Php1,608 million for the three months ended March 31, 2026, decreased by Php248 million, or 13%, from Php1,856 million in the same period in 2025.

Consolidated service revenues, net of interconnection costs of Php5,996 million, amounted to Php48,909 million for the three months ended March 31, 2026, a decrease of Php48 million from Php48,957 million in the same period in 2025.

The following table shows the breakdown of our consolidated revenues by service for the three months ended March 31, 2026 and 2025:

	Wireless	Fixed Line	Inter-segment and Consolidation Entries	Consolidated
		(amounts in million Php)
For the three months ended March 31, 2026
Service Revenues
Wireless	24,590		(168)	24,422
Mobile	24,083		(154)	23,929
Fixed Wireless broadband	493		—	493
Other services	14		(14)	—
Fixed Line		33,879	(3,396)	30,483
Voice(1)		9,432	(268)	9,164
Data		24,435	(3,128)	21,307
Home broadband		13,207	(4)	13,203
Corporate data and ICT		11,228	(3,124)	8,104
Miscellaneous		12	—	12
Total Service Revenues	24,590	33,879	(3,564)	54,905
Non-Service Revenues
Sale of devices and accessories	1,555	53	—	1,608
Total Non-Service Revenues	1,555	53	—	1,608
Total Revenues	26,145	33,932	(3,564)	56,513
For the three months ended March 31, 2025
Service Revenues
Wireless	24,391		(177)	24,214
Mobile	23,933		(165)	23,768
Fixed Wireless broadband	446		—	446
Other services	12		(12)	—
Fixed Line		33,336	(4,129)	29,207
Voice(1)		8,351	(319)	8,032
Data		24,968	(3,810)	21,158
Home broadband		13,285	(4)	13,281
Corporate data and ICT		11,683	(3,806)	7,877
Miscellaneous		17	—	17
Total Service Revenues	24,391	33,336	(4,306)	53,421
Non-Service Revenues
Sale of devices and accessories	1,726	131	(1)	1,856
Total Non-Service Revenues	1,726	131	(1)	1,856
Total Revenues	26,117	33,467	(4,307)	55,277

(1) Consolidated voice service revenues include wholesale international voice of Php5,597 million and Php4,280 million, with corresponding costs of Php5,527 million and Php4,222 million, for the three months ended March 31, 2026 and 2025, respectively.

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2026 and 2025:

					Change
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Wireless	26,145	46	26,117	47	28	—
Fixed Line	33,932	60	33,467	61	465	1
Inter-segment and Consolidation Entries	(3,564)	(6)	(4,307)	(8)	743	17
Consolidated	56,513	100	55,277	100	1,236	2

Expenses

Consolidated expenses increased by Php2,203 million, or 5%, to Php42,752 million for the three months ended March 31, 2026 from Php40,549 million in the same period in 2025, primarily driven by higher interconnection costs, depreciation and amortization, and cost of contract-specific services, partially offset by lower general operating costs and asset impairment.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2026 and 2025:

					Change
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Wireless	21,760	51	21,363	53	397	2
Fixed Line	25,034	59	23,434	57	1,600	7
Others	1	—	5	—	(4)	(80)
Inter-segment and Consolidation Entries	(4,043)	(10)	(4,253)	(10)	210	5
Consolidated	42,752	100	40,549	100	2,203	5

Other Income (Expenses) – Net

Consolidated other expenses – net amounted to Php2,504 million for the three months ended March 31, 2026, a decrease of Php420 million, or 14%, from Php2,924 million in the same period in 2025, primarily due to the combined effects of the following: (i) higher equity share in net earnings by Php940 million; (ii) net gains on derivative financial instruments of Php472 million in 2026 as against net losses on derivative financial instruments of Php335 million in 2025; (iii) higher other miscellaneous income – net by Php494 million; and (iv) net foreign exchange losses of Php1,265 million in 2026 as against net foreign exchange gains of Php544 million in the same period in 2025.

Net Income

Consolidated net income decreased by Php146 million, or 2%, to Php8,918 million for the three months ended March 31, 2026 from Php9,064 million in the same period in 2025. The decrease was mainly due to the combined effects of the following:
(i) higher consolidated expenses by Php2,203 million; (ii) higher consolidated other expenses – net by Php420 million; (iii) higher consolidated revenues by Php1,236 million; and (iv) lower provision for income tax by Php401 million. Our consolidated basic and diluted EPS decreased to Php40.98 for the three months ended March 31, 2026 from Php41.71 in the same period in 2025. Our weighted average number of outstanding common shares was approximately 216.06 million for each of the three months ended March 31, 2026 and 2025.

EBITDA

Our consolidated EBITDA amounted to Php28,288 million for the three months ended March 31, 2026, an increase of Php423 million, or 2%, as compared with Php27,865 million in the same period in 2025.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2026 and 2025:

					Change
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Wireless	13,637	48	13,706	49	(69)	(1)
Fixed Line	15,846	56	16,449	59	(603)	(4)
Others	(1)	—	(5)	—	4	80
Inter-segment and Consolidation Entries	(1,194)	(4)	(2,285)	(8)	1,091	48
Consolidated	28,288	100	27,865	100	423	2

Core Income

Our consolidated core income amounted to Php9,093 million for the three months ended March 31, 2026, an increase of Php200 million, or 2%, as compared with Php8,893 million in the same period in 2025, mainly on account of higher EBITDA, higher equity share in net earnings of associates and joint ventures and higher other miscellaneous income, partially offset by higher depreciation and amortization. Our consolidated basic and diluted core EPS increased to Php42.02 for the three months ended March 31, 2026 from Php41.09 in the same period in 2025.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2026 and 2025:

					Change
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Wireless	2,601	29	2,246	25	355	16
Fixed Line	8,455	93	7,801	88	654	8
Others	213	2	107	1	106	99
Inter-segment and Consolidation Entries	(2,176)	(24)	(1,261)	(14)	(915)	(73)
Consolidated	9,093	100	8,893	100	200	2

Telco Core Income

Our consolidated telco core income amounted to Php8,578 million for the three months ended March 31, 2026, a decrease of Php198 million, or 2%, as compared with Php8,776 million in the same period in 2025, mainly due to higher depreciation and amortization, partially offset by higher EBITDA and other miscellaneous income, and lower provision for income tax.

The following table shows the breakdown of our consolidated telco core income by business segment for the three months ended March 31, 2026 and 2025:

					Change
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Wireless	2,589	30	2,246	26	343	15
Fixed Line	8,183	96	7,801	89	382	5
Others	(18)	—	(10)	—	(8)	(80)
Inter-segment and Consolidation Entries	(2,176)	(26)	(1,261)	(15)	(915)	(73)
Consolidated	8,578	100	8,776	100	(198)	(2)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php26,145 million from our Wireless business segment for the three months ended March 31, 2026, an increase of Php28 million from Php26,117 million in the same period in 2025.

The following table summarizes our total revenues by service from our Wireless business segment for the three months ended March 31, 2026 and 2025:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	24,083	92	23,933	91	150	1
Fixed Wireless broadband	493	2	446	2	47	11
Other services(1)	14	—	12	—	2	17
Total Wireless Service Revenues	24,590	94	24,391	93	199	1
Non-Service Revenues:
Sale of devices and accessories	1,555	6	1,726	7	(171)	(10)
Total Wireless Revenues	26,145	100	26,117	100	28	—

(1) Includes facility service fees.

Service Revenues

Our wireless service revenues increased by Php199 million, or 1%, to Php24,590 million for the three months ended March 31, 2026 as compared with Php24,391 million in the same period in 2025, primarily due to higher revenues from mobile data and fixed wireless broadband services, partially offset by lower revenues from our legacy mobile voice services. As a percentage of our total wireless revenues, service revenues accounted for 94% and 93% for the three months ended March 31, 2026 and 2025, respectively.

Wireless service revenues, net of interconnection costs of Php432 million, amounted to Php24,158 million for the three months ended March 31, 2026, a decrease of Php13 million from Php24,171 million in the same period in 2025.

Mobile Services

Our mobile service revenues amounted to Php24,083 million for the three months ended March 31, 2026, an increase of Php150 million, or 1%, from Php23,933 million in the same period in 2025. Mobile service revenues accounted for 98% of our wireless service revenues in each of the three months ended March 31, 2026 and 2025.

The following table shows the breakdown of our mobile service revenues for the three months ended March 31, 2026 and 2025:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Mobile Services:
Data	20,347	84	19,869	83	478	2
Voice	1,888	8	2,233	9	(345)	(15)
SMS	1,577	7	1,538	7	39	3
Others(1)	271	1	293	1	(22)	(8)
Total	24,083	100	23,933	100	150	1

(1) Refers to other non-subscriber-related revenues.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband, and other data services, increased by Php478 million, or 2%, to Php20,347 million for the three months ended March 31, 2026 from Php19,869 million in the same period in 2025 mainly due to higher revenues from mobile internet and other data services, partially offset by lower mobile broadband revenues.

Data services accounted for 84% and 83% of our mobile service revenues for the three months ended March 31, 2026 and 2025, respectively.

The following table shows the breakdown of our mobile data service revenues for the three months ended March 31, 2026 and 2025:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	19,347	95	18,923	95	424	2
Mobile broadband	385	2	475	3	(90)	(19)
Other data	615	3	471	2	144	31
Total	20,347	100	19,869	100	478	2

(1) Includes revenues from web-based services, net of discounts and content provider costs.

Mobile internet

Mobile internet service revenues increased by Php424 million, or 2%, to Php19,347 million for the three months ended March 31, 2026 from Php18,923 million in the same period in 2025, primarily due to our mobile data offerings, such as Power All, Magic Data and Unli 5G offers. Recently, Smart launched Daily Data offers which provide a daily allocation of data, giving subscribers greater peace of mind. Smart continues to drive usage and top-ups via Smart App, the Smart Online Store, digital touchpoints and its retailer network. The increase in data traffic was driven by the 5G network expansion, growth of 5G devices, leading to higher 5G data usage.

Smart has also rolled out 5G offers and device financing through partnerships with credit card companies to drive more users on 5G. Smart also launched iPhones on prepaid to drive 5G adoption in the prepaid category.

Mobile internet services accounted for 80% and 79% of our mobile service revenues for the three months ended March 31, 2026 and 2025, respectively.

Mobile broadband

Mobile broadband revenues generated from the use of pocket WiFi, amounted to Php385 million for the three months ended March 31, 2026, a decrease of Php90 million, or 19%, from Php475 million in the same period in 2025.

Mobile broadband services accounted for 2% of our mobile service revenues in each of the three months ended March 31, 2026 and 2025.

Other data

Revenues from our other data services, which include value-added services (VAS) and domestic leased lines, increased by Php144 million, or 31%, to Php615 million for the three months ended March 31, 2026 from Php471 million in the same period in 2025.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php345 million, or 15%, to Php1,888 million for the three months ended March 31, 2026 from Php2,233 million in the same period in 2025, due to subscribers’ shift to alternative calling options, digital teleconferencing solutions, and other OTT services. Mobile voice services accounted for 8% and 9% of our mobile service revenues for the three months ended March 31, 2026 and 2025, respectively.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, increased by Php39 million, or 3%, to Php1,577 million for the three months ended March 31, 2026 from Php1,538 million in the same period in 2025. Mobile SMS services accounted for 7% of our mobile service revenues in each of the three months ended March 31, 2026 and 2025.

Other Mobile Services

Mobile revenues from other services decreased by Php22 million, or 8%, to Php271 million for the three months ended March 31, 2026 from Php293 million in the same period in 2025.

Subscriber Base, ARPU and Churn Rates

The following table shows our mobile subscriber base as at March 31, 2026 and 2025:

			Increase (Decrease)
	2026	2025	Amount	%
Mobile subscriber base(1)
Prepaid	58,478,188	56,300,981	2,177,207	4
Smart(2)	22,005,736	21,324,961	680,775	3
TNT	36,472,452	34,976,020	1,496,432	4
Postpaid	2,404,612	2,307,482	97,130	4
Total	60,882,800	58,608,463	2,274,337	4

(1)
Includes mobile broadband subscribers.
(2)
Includes KiQ subscribers.

In view of R.A. No. 11934, or the SIM Registration Act, we recognize a prepaid mobile subscriber as active upon registration of the SIM card. We consider a prepaid mobile subscriber as churned if the subscriber does not reload within 180 days after the full usage or expiry of the last reload.

The average monthly churn rates for Smart Prepaid subscribers were 2.4% and 3.0% for the three months ended March 31, 2026 and 2025, respectively, while the average monthly churn rates for TNT subscribers were 2.5% and 2.2% for the three months ended March 31, 2026 and 2025, respectively.

The average monthly churn rate for Postpaid subscribers was 1.1% and 1.0% for the three months ended March 31, 2026 and 2025, respectively.

The following table summarizes our average monthly ARPUs for the three months ended March 31, 2026 and 2025:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2026	2025	Amount	%	2026	2025	Amount	%
	(amounts in Php)

Prepaid
Smart	130	135	(5)	(4)	118	121	(3)	(2)
TNT	108	114	(6)	(5)	99	103	(4)	(4)
Postpaid	721	715	6	1	677	670	7	1

(1)
Gross monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the period.
(2)
Net monthly ARPU is calculated by dividing gross mobile service revenues for the period, including interconnection income, but excluding inbound roaming revenues, net of discounts, and content provider costs, by the average number of subscribers in the period.

Fixed Wireless Broadband

Revenues from our Fixed Wireless broadband services amounted to Php493 million for the three months ended March 31, 2026, an increase of Php47 million, or 11%, from Php446 million in the same period in 2025. Smart introduced Big Data large volume offers to cater to the shared data needs of families.

Other Services

Revenues from our other services amounted to Php14 million for the three months ended March 31, 2026, an increase of Php2 million, from Php12 million in the same period in 2025.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, broadband data modems, devices and accessories. Our wireless non-service revenues decreased by Php171 million, or 10%, to Php1,555 million for the three months ended March 31, 2026 from Php1,726 million in the same period in 2025, primarily due to lower number of mobile handsets and devices issued.

Expenses

Expenses associated with our Wireless business segment amounted to Php21,760 million for the three months ended March 31, 2026, an increase of Php397 million, or 2%, from Php21,363 million in the same period in 2025. The increase was mainly attributable to higher interconnection costs, depreciation and amortization, and general operating costs, partially offset by lower cost of devices, accessories and contract-specific services. As a percentage of our total wireless revenues, expenses associated with our Wireless business segment accounted for 83% and 82% for the three months ended March 31, 2026 and 2025, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2026 and 2025 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)
General operating costs	9,844	45	9,691	45	153	2
Depreciation and amortization	9,143	42	8,941	42	202	2
Cost of devices, accessories and contract-specific services	2,154	10	2,323	11	(169)	(7)
Asset impairment	187	1	188	1	(1)	(1)
	21,328	98	21,143	99	185	1
Interconnection costs	432	2	220	1	212	96
Total	21,760	100	21,363	100	397	2

General operating costs increased by Php153 million, or 2%, to Php9,844 million for the three months ended March 31, 2026 from Php9,691 million in the same period in 2025, primarily due to higher expenses related to rent, compensation and employee benefits, partially offset by lower expenses related to taxes and licenses, selling and promotions, and professional and other contracted services.

Depreciation and amortization charges increased by Php202 million, or 2%, to Php9,143 million for the three months ended March 31, 2026 from Php8,941 million in the same period in 2025, mainly on account of depreciation of newly capitalized property and equipment, higher amortization of capitalized leases, and accelerated depreciation recognized in 2026 for the modernization of certain technology equipment.

Cost of devices, accessories and contract-specific services decreased by Php169 million, or 7%, to Php2,154 million for the three months ended March 31, 2026 from Php2,323 million in the same period in 2025, primarily due to lower number of units issued for mobile handsets and lower SIM printing costs.

Asset impairment decreased by Php1 million, or 1%, to Php187 million for the three months ended March 31, 2026 from Php188 million in the same period in 2025.

Interconnection costs increased by Php212 million, or 96%, to Php432 million for the three months ended March 31, 2026 from Php220 million in the same period in 2025, mainly due to higher interconnection costs on A2P transactions.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total wireless-related other income (expenses) – net for the three months ended March 31, 2026 and 2025:

			Change
	2026	2025	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains (losses) on derivative financial instruments – net	194	(133)	327	246
Interest income	125	158	(33)	(21)
Foreign exchange gains – net	49	161	(112)	(70)
Financing costs – net	(2,470)	(2,431)	(39)	(2)
Other income – net	816	447	369	83
Total	(1,286)	(1,798)	512	28

Our Wireless business segment’s other expenses – net amounted to Php1,286 million for the three months ended March 31, 2026, a decrease of Php512 million, or 28%, from Php1,798 million in the same period in 2025, primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php194 million in 2026 as against net losses on derivative financial instruments of Php133 million in 2025 mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2026 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2025; (ii) higher other income – net by Php369 million; (iii) lower net foreign exchange gains by Php112 million; (iv) higher net financing costs by Php39 million; and (v) lower interest income by Php33 million.

Provision for Income Tax

Provision for income tax amounted to Php599 million for the three months ended March 31, 2026, a decrease of Php108 million, or 15%, from Php707 million in the same period in 2025, mainly due to lower taxable income.

Net Income

As a result of the foregoing, our Wireless business segment’s net income increased by Php251 million, or 11%, to Php2,500 million for the three months ended March 31, 2026 from Php2,249 million in the same period in 2025.

EBITDA

Our Wireless business segment’s EBITDA decreased by Php69 million, or 1%, to Php13,637 million for the three months ended March 31, 2026 from Php13,706 million in the same period in 2025. EBITDA margin decreased to 55% for the three months ended March 31, 2026 from 56% in the same period in 2025.

Core Income

Our Wireless business segment’s core income increased by Php355 million, or 16%, to Php2,601 million for the three months ended March 31, 2026 from Php2,246 million in the same period in 2025, mainly on account of lower provision for income tax and higher other miscellaneous income, partially offset by higher financing costs and lower EBITDA.

Fixed Line

Revenues

Revenues generated from our Fixed Line business segment amounted to Php33,932 million for the three months ended March 31, 2026, an increase of Php465 million, or 1%, from Php33,467 million in the same period in 2025.

The following table summarizes our total revenues by service from our Fixed Line business segment for the three months ended March 31, 2026 and 2025:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Service Revenues:
Data	24,435	72	24,968	75	(533)	(2)
Voice	9,432	28	8,351	25	1,081	13
Miscellaneous	12	—	17	—	(5)	(29)
Total Fixed Line Service Revenues	33,879	100	33,336	100	543	2
Non-Service Revenues:
Sale of devices and accessories	53	—	131	—	(78)	(60)
Total Fixed Line Revenues	33,932	100	33,467	100	465	1

Service Revenues

Our fixed line service revenues increased by Php543 million, or 2%, to Php33,879 million for the three months ended March 31, 2026 from Php33,336 million in the same period in 2025, primarily due to higher revenues from our voice services, partially offset by lower revenues from our data services.

Fixed Line service revenues, net of interconnection costs of Php5,829 million, amounted to Php28,050 million for the three months ended March 31, 2026, a decrease of Php721 million, or 3%, from Php28,771 million in the same period in 2025.

Data Services

Our data services, which include Home broadband, corporate data, and ICT services, posted revenues of Php24,435 million for the three months ended March 31, 2026, a decrease of Php533 million, or 2%, from Php24,968 million in the same period in 2025, primarily due to lower revenues from corporate data and Home broadband services, partially offset by higher revenues from ICT services. The percentage contribution of this service segment to our fixed line service revenues accounted for 72% and 75% for the three months ended March 31, 2026 and 2025, respectively.

The following table shows information of our data service revenues for the three months ended March 31, 2026 and 2025:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)
Data Services:
Home broadband	13,207	54	13,285	53	(78)	(1)
Corporate data and ICT	11,228	46	11,683	47	(455)	(4)
Total	24,435	100	24,968	100	(533)	(2)

Home Broadband

Home broadband data revenues amounted to Php13,207 million for the three months ended March 31, 2026, a decrease of Php78 million, or 1%, from Php13,285 million in the same period in 2025. Home broadband revenues accounted for 54% and 53% of our fixed line data service revenues for the three months ended March 31, 2026 and 2025, respectively.

Corporate Data and ICT

Corporate data services amounted to Php8,779 million for the three months ended March 31, 2026, a decrease of Php732 million, or 8%, as compared with Php9,511 million in the same period in 2025, mainly due to lower revenues from legacy data networking services. Corporate data revenues accounted for 36% and 38% of our total data service revenues for three months ended March 31, 2026 and 2025, respectively.

ICT revenues increased by Php277 million, or 13%, to Php2,449 million for the three months ended March 31, 2026 from Php2,172 million in the same period in 2025, mainly due to higher revenues from managed IT services, data center, and cloud services. The percentage contribution of this service segment to our total data service revenues accounted for 10% and 9% for the three months ended March 31, 2026 and 2025, respectively.

Voice Services

Revenues from our voice services increased by Php1,081 million, or 13%, to Php9,432 million for the three months ended March 31, 2026 from Php8,351 million in the same period in 2025, primarily due to higher revenues from wholesale international voice of PLDT Global driven by higher traffic volume. Excluding wholesale international voice revenues of Php5,659 million and Php4,368 million for the three months ended March 31, 2026 and 2025, respectively, our voice services decreased by Php210 million, or 5%, to Php3,773 million for the three months ended March 31, 2026 from Php3,983 million in the same period in 2025.

The percentage contribution of total voice service revenues to our fixed line service revenues accounted for 28% and 25% for the three months ended March 31, 2026 and 2025, respectively.

Miscellaneous Services

Miscellaneous service revenues decreased by Php5 million, or 29%, to Php12 million for the three months ended March 31, 2026 from Php17 million in the same period in 2025.

Non-service Revenues

Non-service revenues amounted to Php53 million for the three months ended March 31, 2026, a decrease of Php78 million, or 60%, from Php131 million in the same period in 2025.

Expenses

Expenses related to our Fixed Line business segment totaled Php25,034 million for the three months ended March 31, 2026, an increase of Php1,600 million, or 7%, as compared with Php23,434 million in the same period in 2025. The increase was primarily due to higher interconnection costs, depreciation and amortization, and cost of devices, accessories and contract-specific services, partly offset by lower general operating costs and asset impairment. As a percentage of our total fixed line revenues, expenses associated with our Fixed Line business segment accounted for 74% and 70% for the three months ended March 31, 2026 and 2025, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2026 and 2025 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2026	%	2025	%	Amount	%
	(amounts in million Php)

General operating costs	10,456	42	10,700	46	(244)	(2)
Depreciation and amortization	6,810	27	6,362	27	448	7
Cost of devices, accessories and contract-specific services	1,298	5	1,128	5	170	15
Asset impairment	641	3	679	3	(38)	(6)
	19,205	77	18,869	81	336	2
Interconnection costs	5,829	23	4,565	19	1,264	28
Total	25,034	100	23,434	100	1,600	7

General operating costs decreased by Php244 million, or 2%, to Php10,456 million for the three months ended March 31, 2026 from Php10,700 million in the same period in 2025, primarily due to lower expenses related to compensation and employee benefits, repairs and maintenance, and rent, partially offset by higher expenses related to professional and other contracted services, and selling and promotions.

Depreciation and amortization charges increased by Php448 million, or 7%, to Php6,810 million for the three months ended March 31, 2026 from Php6,362 million in the same period in 2025, mainly due to accelerated depreciation recognized in 2026 for the modernization of certain technology equipment, and higher amortization of capitalized leases.

Cost of devices, accessories and contract-specific services increased by Php170 million, or 15%, to Php1,298 million for the three months ended March 31, 2026 from Php1,128 million in the same period in 2025, primarily due to higher cost of content and services from third-party vendors.

Asset impairment amounted to Php641 million for the three months ended March 31, 2026, a decrease of Php38 million, or 6%, from Php679 million in the same period in 2025.

Interconnection costs increased by Php1,264 million, or 28%, to Php5,829 million for the three months ended March 31, 2026 from Php4,565 million in the same period in 2025, primarily due to higher cost of wholesale international voice of PLDT Global driven by higher traffic volume. Excluding cost of wholesale international voice of Php5,589 million and Php4,309 million for the three months ended March 31, 2026 and 2025, respectively, our interconnection costs decreased by Php16 million to Php240 million in 2026 from Php256 million in 2025.

Other Income (Expenses) – Net

The following table summarizes the breakdown of our total fixed line-related other income (expenses) – net for the three months ended March 31, 2026 and 2025:

			Change
	2026	2025	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Gains (losses) on derivative financial instruments – net	278	(202)	480	238
Interest income	38	43	(5)	(12)
Equity share in net earnings (losses) of associates and joint ventures	14	(29)	43	148
Foreign exchange gains (losses) – net	(1,318)	384	(1,702)	(443)
Financing costs – net	(2,244)	(2,250)	6	—
Other income – net	3,532	2,042	1,490	73
Total	300	(12)	312	2,600

Our Fixed Line business segment’s other income – net amounted to Php300 million for the three months ended March 31, 2026, a change of Php312 million as compared with other expenses – net of Php12 million in the same period in 2025, primarily due to the combined effects of the following: (i) higher other income – net by Php1,490 million mainly due to higher dividend income recognized from the subsidiaries of our Wireless business segment; (ii) net gains on derivative financial instruments of Php278 million in 2026 as against net losses on derivative financial instruments of Php202 million in 2025 mainly due to the depreciation of the Philippine peso relative to the U.S. dollar in 2026 as compared to the appreciation of the Philippine peso relative to the U.S. dollar in 2025; (iii) equity share in net earnings of Php14 million in 2026 as against equity share in net losses of Php29 million in 2025; and (iv) net foreign exchange losses of Php1,318 million in 2026 as against net foreign exchange gains of Php384 million in the same period in 2025 mainly on account of revaluation of net foreign currency-denominated liabilities.

Provision for Income Tax

Provision for income tax amounted to Php1,642 million for the three months ended March 31, 2026, a decrease of Php445 million, or 21%, from Php2,087 million in the same period in 2025 mainly due to lower taxable income.

Net Income

As a result of the foregoing, our Fixed Line business segment registered a net income of Php7,556 million for the three months ended March 31, 2026, a decrease of Php378 million, or 5%, as compared with Php7,934 million in the same period in 2025.

EBITDA

Our Fixed Line business segment’s EBITDA decreased by Php603 million, or 4%, to Php15,846 million for the three months ended March 31, 2026 from Php16,449 million in the same period in 2025. EBITDA margin decreased to 47% for the three months ended March 31, 2026 from 49% in the same period in 2025.

Core Income

Our Fixed Line business segment’s core income increased by Php654 million, or 8%, to Php8,455 million for the three months ended March 31, 2026 from Php7,801 million in the same period in 2025, primarily due to lower provision for income tax and higher other miscellaneous income, partially offset by lower EBITDA and higher depreciation and amortization.

Others

Revenues

Revenues generated from our Other business segment amounted to nil for each of the for the three months ended March 31, 2026 and 2025.

Expenses

Expenses related to our Other business segment decreased by Php4 million, or 80%, to Php1 million for the three months ended March 31, 2026 from Php5 million in the same period in 2025.

Other Income (Expenses) – Net

The following table summarizes the breakdown of other income (expenses) – net for Other business segment for the three months ended March 31, 2026 and 2025:

			Change
	2026	2025	Amount	%
	(amounts in million Php)
Other Income (Expenses) – Net:
Equity share in net earnings of associates and joint ventures	1,009	112	897	801
Interest income	1	3	(2)	(67)
Foreign exchange gains (losses) – net	1	(13)	14	108
Other income (expenses) – net	—	3	(3)	(100)
Total	1,011	105	906	863

Our Other business segment’s other income – net amounted to Php1,011 million for the three months ended March 31, 2026, an increase of Php906 million from Php105 million in the same period in 2025, primarily due to higher equity share in net earnings of MIH.

Net Income

As a result of the foregoing, our Other business segment registered a net income of Php1,010 million for the three months ended March 31, 2026, an increase of Php897 million from Php113 million in the same period in 2025.

Core Income

Our Other business segment’s core income amounted to Php213 million for the three months ended March 31, 2026, an increase of Php106 million, or 99%, from Php107 million in the same period in 2025.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2026 and 2025, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2026 and December 31, 2025:

	Three Months Ended March 31,
	2026	2025
	(amounts in million Php)
Cash Flows
Net cash flows from operating activities	22,751	24,545
Net cash flows used in investing activities	(11,829)	(15,851)
Payment for purchase of property and equipment, including capitalized interest	(12,388)	(16,142)
Net cash flows used in financing activities	(8,360)	(4,918)
Net increase (decrease) in cash and cash equivalents	2,668	3,748

	March 31,	December 31,
	2026	2025
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	266,392	278,868

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	29,070	16,180
Total interest-bearing financial liabilities	295,462	295,048
Total equity attributable to equity holders of PLDT	125,921	126,889
	421,383	421,937

Other Selected Financial Data
Total assets	639,555	634,828
Property and equipment	327,288	327,989
Cash and cash equivalents	14,534	11,866
Short-term investments	10	10

Our consolidated cash and cash equivalents and short-term investments totaled Php14,544 million as at March 31, 2026. Principal sources of consolidated cash and cash equivalents in 2026 were: (1) cash flows from operating activities amounting to Php22,751 million; (2) collections from derivative financial instruments of Php213 million; (3) proceeds from availment of long-term debt of Php150 million; and (4) interest received of Php145 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php12,388 million; (2) settlement of obligations under lease liabilities of Php4,530 million; and (3) long-term debt principal and interest payments of Php1,083 million and Php3,090 million, respectively.

Our consolidated cash and cash equivalents and short-term investments totaled Php13,859 million as at March 31, 2025. Principal sources of consolidated cash and cash equivalents in 2025 were cash flows from operating activities amounting to
Php24,545 million, proceeds from availment of long-term and short-term debt of Php5,800 million and Php1,022 million, respectively, interest received of Php198 million, proceeds from disposal of property and equipment of Php65 million, and proceeds from maturity of short-term investments of Php36 million. These funds were used principally for: (1) purchase of property and equipment, including capitalized interest, of Php16,142 million; (2) long-term debt principal and interest payments of Php4,016 million and Php2,808 million, respectively; (3) settlement of obligations under lease liabilities of Php3,829 million; and (4) payment of short-term debt of Php1,022 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php1,794 million, or 7%, to Php22,751 million for the three months ended March 31, 2026 from Php24,545 million in the same period in 2025 primarily due to higher prepayments and inventories, and higher level of settlement of accounts payable, partially offset by lower level of settlement of accrued expenses and other current liabilities and higher operating income.

Cash flows from operating activities of our Wireless business segment decreased by Php152 million, or 1%, to Php12,779 million for the three months ended March 31, 2026 from Php12,931 million in the same period in 2024, primarily due to higher level of settlement of accounts payable and accrued expenses and other current liabilities, partially offset by higher prepayments. Cash flows from operating activities of our Fixed Line business segment decreased by Php5,261 million, or 40%, to Php7,944 million for the three months ended March 31, 2026 from Php13,205 million in the same period in 2024, primarily due to lower level of collection of accounts receivables, higher level of settlement of accounts payable and higher prepayments, partially offset by lower level of settlement of accrued expenses and other current liabilities. Cash flows used in operating activities of our Other business segment amounted to Php93 million for the three months ended March 31, 2026, an increase of Php77 million from Php16 million in the same period in 2024, primarily due to higher level of settlement of accounts payable.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php11,829 million for the three months ended March 31, 2026, a decrease of Php4,022 million, or 25%, from Php15,851 million in the same period in 2025, primarily due to the combined effects of the following: (1) lower payment for purchase of property and equipment, including capitalized interest, by Php3,754 million; (2) higher proceeds from disposal of property by Php318 million; (3) proceeds from disposal of investment properties of Php47 million in 2026; (4) lower interest received by Php53 million; (5) payments for purchase of investment in debt securities of Php40 million in 2026; and (6) proceeds from maturity of short-term investments of Php36 million in 2025.

Our consolidated payment for purchase of property and equipment, including capitalized interest, for the three months ended March 31, 2026 totaled Php12,388 million, a decrease of Php3,754 million, or 23%, as compared with Php16,142 million in the same period in 2025. Smart’s payment for purchase of property and equipment, including capitalized interest, decreased by Php36 million, or 1%, to Php6,721 million for the three months ended March 31, 2026 from Php6,757 million in the same period in 2025. PLDT’s payment for purchase of property and equipment, including capitalized interest, decreased by Php2,104 million, or 30%, to Php4,810 million for the three months ended March 31, 2026 from Php6,914 million in the same period in 2025. The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php8,360 million for the three months ended March 31, 2026, an increase of Php3,442 million, or 70%, from Php4,918 million in the same period in 2025, primarily due to the combined effects of the following: (1) lower proceeds from availment of long-term debt by Php5,650 million; (2) higher settlement of obligations under capital lease by Php701 million; (3) higher interest paid by Php282 million; (4) lower payment of long-term debt by Php2,933 million; and (5) collections from derivative financial instruments of Php213 million in 2026 as against settlements of derivative financial instruments of Php12 million in 2025.

Debt Financing

Proceeds from availment of long-term debt for the three months ended March 31, 2026 amounted to Php150 million from Vitro’s drawings related to financing of capital expenditure requirements. Payments of principal on our long-term debt amounted to Php1,083 million, while payments of interest on our total debt amounted to Php3,089 million for the three months ended March 31, 2026.

Our consolidated long-term and short-term debts increased by Php414 million to Php295,462 million as at March 31, 2026 from Php295,048 million as at December 31, 2025 primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortization. As at March 31, 2026, PLDT’s long-term debt level increased by Php811 million to Php175,782 million from Php174,971 million as at December 31, 2025, Smart’s long-term debt level decreased by Php458 million to Php106,689 million as at March 31, 2026 from Php107,147 million as at December 31, 2025, Vitro's long-term debt level increased by Php61 million to Php12,691 million as at March 31, 2026 from Php12,630 million as at December 31, 2025, and Multisys' short-term debt of Php300 million as at March 31, 2026 and December 31, 2025.

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term and short-term debts.

Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, at relevant measurement dates, principally at the end of each quarterly period. Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Vitro’s debt instruments contain certain restrictive covenants that require Vitro to comply with specified financial ratios and other financial tests at quarterly measurement dates.

As at March 31, 2026 and December 31, 2025, we are in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flows from operations, are expected to provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these from external sources if we consider it prudent to do so.

As part of our capital allocation strategy, we regularly assess the appropriateness of dividend payments in the context of operating cash flows and broader financial objectives.

The following table shows the dividends declared to shareholders for the three months ended March 31, 2026 and 2025:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
For the three months ended March 31, 2026
Common
Regular Dividend	February 26, 2026	March 26, 2026	April 16, 2026	46	9,939
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 27, 2026	February 10, 2026	March 15, 2026	—	12
Voting Preferred Stock	February 26, 2026	April 2, 2026	April 15, 2026	—	2
Charged to Retained Earnings					9,953

For the three months ended March 31, 2025
Common
Regular Dividend	February 27, 2025	March 13, 2025	April 3, 2025	47	10,155
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 28, 2025	February 11, 2025	March 15, 2025	—	12
Voting Preferred Stock	March 20, 2025	April 3, 2025	April 15, 2025	—	2
Charged to Retained Earnings					10,169

(1)
Dividends were declared based on total amount subscribed.

Our dividends declared after March 31, 2026 are as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million Php, except per share amount)
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	May 14, 2026	May 21, 2026	June 15, 2026	—	12
Charged to Retained Earnings					12

(1)
Dividends were declared based on total amount subscribed.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Assets

Our total assets amounted to Php639,555 million as at March 31, 2026, an increase of Php4,727 million, or 1%, from Php634,828 million as at December 31, 2025, primarily due to higher current assets by Php5,258 million, partly offset by lower noncurrent assets by Php531 million.

Noncurrent Assets

Property and equipment decreased by Php701 million mainly due to depreciation for the period, partially offset by capital expenditures.

Right-of-use assets decreased by Php1,429 million, or 3%, mainly due to depreciation for the period, partially offset by additional sites leased.

Investments in associates and joint ventures increased by Php1,291 million, or 2%, mainly due to equity share in net earnings in MIH.

Deferred income tax assets decreased by Php981 million, or 8%, mainly due to lower unamortized past service pension costs and unearned revenues.

Other noncurrent assets increased by Php1,289 million, or 1%, mainly due to higher prepayments – net of current portion and investment properties.

Current Assets

Cash and cash equivalents increased by Php2,668 million, or 22%, mainly due to the combined effects of cash flows from operating activities of Php22,751 million, cash flows used in investing activities of Php11,829 million, and cash flows used in financing activities of Php8,360 million.

Trade and other receivables increased by Php892 million, or 3%, mainly due to higher receivables from dealer, agents and others.

Inventories and supplies increased by Php485 million, or 26%, mainly due to higher commercial inventories.

Other current assets increased by Php1,213 million, or 5%, mainly due to higher current portion of prepayments and other non-financial assets, and current portion of derivative financial assets.

Liabilities

Our total liabilities amounted to Php512,387 million as at March 31, 2026, an increase of Php5,462 million, or 1%, from Php506,745 million as at December 31, 2025, primarily due to higher current liabilities by Php20,703 million, partially offset by lower noncurrent liabilities by Php15,061 million.

Noncurrent and current interest-bearing financial liabilities increased by Php414 million primarily due to drawings from our long-term facilities and the revaluation of foreign currency-denominated debt, partially offset by debt amortizations.

Other noncurrent liabilities decreased by Php2,585 million, or 4%, primarily due to lower lease liabilities – net of current portion.

Accounts payable decreased by Php2,648 million, or 5%, primarily due to lower payables to suppliers and contractors.

Other current liabilities increased by Php10,461 million, or 12%, primarily due to higher dividends payable, lease liabilities, and income tax payable.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

The PLDT Board of Directors approved the amendment of our dividend policy on August 2, 2016, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends. This was in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels. We began basing our dividend payout on telco core income in 2019. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

Depending on business funding requirements and investment opportunities, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks. We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015, 60% of our core earnings from 2016 to 2018, and 60% of our telco core income from 2019 to 2025. In addition, we paid special dividends of 28% of our telco core earnings in 2022, bringing the total payout ratio to 88% for that year. The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries. Dividends are generally paid in Philippine pesos. In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax and fees, in the case of the American Depositary Shares (ADS).

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments amounted to Php19 million for the three months ended March 31, 2026 as compared with Php39 million paid to shareholders in the same period in 2025.

Contractual Obligations and Commercial Commitments

Contractual Obligations

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php117,113 million and Php110,977 million as at March 31, 2026 and December 31, 2025, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Major Network Vendors

Significant commitment in respect of major network vendors, net of advances and deliveries, amounted to about Php21,000 million and Php19,700 million as at March 31, 2026 and December 31, 2025, respectively.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors, net of advances and deliveries, amounted to Php23,000 million and Php16,900 million as at March 31, 2026 and December 31, 2025, respectively.

We have no outstanding commercial commitments, in the form of letters of credit, as at March 31, 2026 and December 31, 2025.

Quantitative and Qualitative Disclosures about Market Risks

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. We also monitor the market price risk arising from all financial instruments.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2026 and December 31, 2025 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	March 31,	December 31,
	2026	2025
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost	409	349
Other financial assets – net of current portion	2,986	2,973
Total noncurrent financial assets	3,395	3,322
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	259,428	272,011
Customers’ deposits	803	837
Deferred credits and other noncurrent liabilities	1,358	1,372
Total noncurrent financial liabilities	261,589	274,220

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2026 and the year ended December 31, 2025:

	March 31,	December 31,
	2026	2025
	(amounts in million Php)
Profit and Loss
Interest income	161	719
Gains on derivative financial instruments – net	472	1,816
Accretion on financial liabilities	(94)	(372)
Interest on loans and other related items	(3,755)	(15,921)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	64	(1,226)

PART II – OTHER INFORMATION

Proposed Acquisition of the Remaining Interest in Radius

On May 14, 2026, the Board of Directors of PLDT approved the proposed acquisition by PLDT of 4,647,494 common shares of Radius Telecoms (Radius), representing the remaining 65.1% equity interest in Radius, from Paragon Vertical Corporation, subject to the execution of definitive agreements and the satisfaction of applicable closing conditions (the “Proposed Acquisition”).

PLDT currently owns 34.9% of the total issued and outstanding capital stock of Radius. Upon completion of the Proposed Acquisition, PLDT will own 100% of the total issued and outstanding capital of Radius.

Others

For updates on matters relating to the (1) Sale and Leaseback of Telecom Towers, see Note 9 – Property and Equipment and
Note 10 – Leases; (2) DITO, PCC and NTC Complaints, see Note 26 – Provisions and Contingencies;
(3) Department of Labor and Employment (DOLE) Compliance Order to PLDT, and other pending cases, see Note 26 – Provisions and Contingencies; and (4) Petition against the Philippine Competition Commission, see Note 11 – Investment in Associates and Joint Ventures, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2026:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Corporate subscribers	21,746	7,686	2,347	626	11,087
Retail subscribers	19,676	8,067	1,124	399	10,086
Foreign administrations	1,602	670	215	81	636
Domestic carriers	196	69	67	17	43
Dealers, agents and others	8,739	5,783	74	72	2,810
Total	51,959	22,275	3,827	1,195	24,662
Less: Allowance for expected credit losses	19,700
Total Receivables – net	32,259

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at March 31, 2026 and December 31, 2025:

	2026	2025
Current Ratio(1)	0.42:1.0	0.44:1.0
Acid Test Ratio(2)	0.26:1.0	0.27:1.0
Solvency Ratio(3)	0.32:1.0	0.32:1.0
Net Debt to Equity Ratio(4)	2.24:1.0	2.24:1.0
Net Debt to EBITDA Ratio(5)	2.53:1.0	2.56:1.0
Total Debt to EBITDA Ratio(6)	2.65:1.0	2.67:1.0
Asset to Equity Ratio(7)	5.08:1.0	5.00:1.0
Total Debt to Equity Ratio(8)	80:20	80:20
Interest Coverage Ratio(9)	3.32:1.0	3.35:1.0
Net Profit Margin(10)	14%	14%
Return on Assets(11)	5%	5%
Return on Equity(12)	24%	25%
EBITDA Margin(13)	52%	52%

(1)
Current ratio is measured as current assets divided by current liabilities.
(2)
Acid test ratio is measured as total of cash and cash equivalents, short-term investments and trade and other receivables divided by total current liabilities.
(3)
Solvency ratio is measured by adding back non-cash expenses to the net income after tax divided by total debt (long-term debt, including current portion.)
(4)
Net Debt to equity ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by total equity attributable to equity holders of PLDT.
(5)
Net Debt to EBITDA ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) less cash and cash equivalents, short-term investments and debt instruments at amortized cost divided by EBITDA for the last 12 months.
(6)
Total Debt to EBITDA ratio is measured as total debt (principal amount of long-term debt, including current portion, i.e., excluding debt issuance cost) divided by EBITDA for the last 12 months.
(7)
Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(8)
Total debt to equity ratio is the ratio between total liabilities to total equity, including non-controlling interest.
(9)
Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the last 12 months, divided by total financing cost less interest income for the last 12 months.
(10)
Net profit margin is derived by dividing net income for the last 12 months with total revenues for the last 12 months.
(11)
Return on assets is measured as net income attributable to equity holders of PLDT for the last 12 months divided by average total assets.
(12)
Return on Equity is measured as net income attributable to equity holders of PLDT for the last 12 months divided by average total equity attributable to equity holders of PLDT.
(13)
EBITDA margin is measured as EBITDA for the last 12 months divided by service revenues for the last 12 months.

EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net, MRP and non-recurring income (expenses) for the period.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2026 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman, President and Chief Executive Officer

Signature and Title:	/s/ Danny Y. Yu
Danny Y. Yu
Senior Vice President and PLDT Group Chief Financial Officer
(Principal Financial Officer)

Signature and Title:	/s/ Gil Samson D. Garcia
Gil Samson D. Garcia
First Vice President
(Principal Accounting Officer)
Date: May 14, 2026

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2026 and December 31, 2025

(in million pesos)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Note 9)	327,288	327,989
Right-of-use assets (Note 10)	47,348	48,777
Investments in associates and joint ventures (Note 11)	53,716	52,425
Financial assets at fair value through profit or loss (Note 27)	1,036	1,030
Debt instruments at amortized cost – net of current portion (Note 12)	410	350
Investment properties (Note 13)	8,135	7,789
Goodwill and intangible assets (Note 14)	64,405	64,421
Deferred income tax assets – net (Note 7)	10,601	11,582
Derivative financial assets – net of current portion (Note 27)	688	617
Prepayments and other nonfinancial assets – net of current portion (Note 18)	47,262	46,486
Contract assets – net of current portion (Note 5)	357	333
Other financial assets – net of current portion (Note 27)	3,638	3,616
Total Noncurrent Assets	564,884	565,415
Current Assets
Cash and cash equivalents (Notes 15 and 27)	14,534	11,866
Short-term investments (Note 27)	10	10
Trade and other receivables (Note 16)	32,259	31,367
Inventories and supplies (Note 17)	2,328	1,843
Current portion of contract assets (Note 5)	988	1,154
Current portion of derivative financial assets (Note 27)	434	203
Current portion of debt instruments at amortized cost (Notes 12 and 27)	40	20
Current portion of prepayments and other nonfinancial assets (Note 18)	17,171	16,191
Current portion of other financial assets (Note 27)	416	339
	68,180	62,993
Assets classified as held-for-sale (Notes 9 and 10)	6,491	6,420
Total Current Assets	74,671	69,413
TOTAL ASSETS	639,555	634,828

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Note 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Note 19)	1,093	1,093
Treasury stock (Note 19)	(6,505)	(6,505)
Capital in excess of par value	130,204	130,204
Retained earnings	42,244	43,328
Other comprehensive loss (Note 6)	(41,625)	(41,741)
Total Equity Attributable to Equity Holders of PLDT	125,921	126,889
Noncontrolling interests	1,247	1,194
TOTAL EQUITY	127,168	128,083

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2026 and December 31, 2025

(in million pesos)

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Note 20)	266,392	278,868
Lease liabilities – net of current portion (Note 10)	52,157	55,276
Deferred income tax liabilities – net (Note 7)	80	75
Customers’ deposits (Note 27)	1,273	1,262
Pension and other employee benefits (Note 25)	3,898	3,810
Deferred credits and other noncurrent liabilities (Note 21)	8,741	8,311
Total Noncurrent Liabilities	332,541	347,602
Current Liabilities
Accounts payable (Note 22)	53,731	56,379
Accrued expenses and other current liabilities (Note 23)	71,989	72,952
Current portion of interest-bearing financial liabilities (Note 20)	29,070	16,180
Current portion of lease liabilities (Note 10)	9,679	8,897
Dividends payable (Note 19)	12,008	2,087
Current portion of derivative financial liabilities (Note 27)	34	77
Income tax payable	1,724	946
	178,235	157,518
Liabilities associated with assets classified as held-for-sale (Note 10)	1,611	1,625
Total Current Liabilities	179,846	159,143
TOTAL LIABILITIES	512,387	506,745
TOTAL EQUITY AND LIABILITIES	639,555	634,828

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2026 and 2025

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Three Months Ended
	March 31,
	2026	2025
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues (Notes 4 and 5)	54,905	53,421
Non-service revenues (Notes 4 and 5)	1,608	1,856
	56,513	55,277
EXPENSES
General operating costs (Note 5)	18,204	18,780
Depreciation and amortization (Notes 9, 10, 14 and 18)	14,280	13,072
Cost of devices, accessories and contract-specific services (Note 5)	3,444	3,366
Asset impairment (Note 5)	828	867
Interconnection costs (Note 5)	5,996	4,464
	42,752	40,549
	13,761	14,728

OTHER EXPENSES — NET (Note 5)	2,504	2,924

INCOME BEFORE INCOME TAX	11,257	11,804

PROVISION FOR INCOME TAX (Note 7)	2,339	2,740

NET INCOME (Note 4)	8,918	9,064
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	8,869	9,025
Noncontrolling interests	49	39
	8,918	9,064
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	40.98	41.71
Diluted	40.98	41.71

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2026 and 2025

(in million pesos)

	For the Three Months Ended
	March 31,
	2026	2025
	(Unaudited)
NET INCOME	8,918	9,064
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	20	(14)
Net transactions on cash flow hedges:	64	(113)
Net fair value gains (losses) on cash flow hedges (Note 27)	86	(151)
Income tax related to fair value adjustments charged directly to equity	(22)	38
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	84	(127)
Revaluation increment on investment properties:	1	1,434
Revaluation increment in investment properties transferred from property and equipment (Note 13)	1	1,912
Income tax related to revaluation adjustments charged directly to equity	—	(478)
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	(4)	—
Remeasurements of post-employment benefit obligations:	39	(141)
Remeasurement gains (losses) on post-employment benefit obligations	52	(190)
Income tax related to remeasurement adjustments	(13)	49
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	36	1,293
Total other comprehensive income – net of tax	120	1,166
TOTAL COMPREHENSIVE INCOME	9,038	10,230
ATTRIBUTABLE TO:
Equity holders of PLDT	8,985	10,197
Noncontrolling interests	53	33
	9,038	10,230

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2026 and 2025

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2026	510	1,093	(6,505)	130,204	43,328	(41,741)	126,889	1,194	128,083
Cash dividends (Note 19)	—	—	—	—	(9,953)	—	(9,953)	—	(9,953)
Total comprehensive income - net:	—	—	—	—	8,869	116	8,985	53	9,038
Net income	—	—	—	—	8,869	—	8,869	49	8,918
Other comprehensive income (Note 6)	—	—	—	—	—	116	116	4	120
Balances as at March 31, 2026 (Unaudited)	510	1,093	(6,505)	130,204	42,244	(41,625)	125,921	1,247	127,168

Balances as at January 1, 2025	510	1,093	(6,505)	130,312	33,901	(43,892)	115,419	1,316	116,735
Cash dividends (Note 19)	—	—	—	—	(10,169)	—	(10,169)	—	(10,169)
Total comprehensive income (loss) - net:	—	—	—	—	9,025	1,172	10,197	33	10,230
Net income	—	—	—	—	9,025	—	9,025	39	9,064
Other comprehensive loss (Note 6)	—	—	—	—	—	1,172	1,172	(6)	1,166
Balances as at March 31, 2025 (Unaudited)	510	1,093	(6,505)	130,312	32,757	(42,720)	115,447	1,349	116,796

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2026 and 2025

(in million pesos)

	For the Three Months Ended
	March 31,
	2026	2025
	(Unaudited)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Income before income tax	11,257	11,804
Adjustments for:
Depreciation and amortization (Notes 9, 10, 14 and 18)	14,280	13,072
Interest on loans and other related items – net (Note 5)	3,117	3,222
Foreign exchange losses (gains) – net (Notes 5 and 27)	1,265	(544)
Accretion on lease liabilities (Notes 5 and 10)	1,096	986
Asset impairment (Note 5)	828	867
Pension benefit costs (Notes 5 and 25)	414	369
Accretion on financial liabilities (Notes 5 and 20)	94	94
Interest income (Note 5)	(161)	(199)
Gains on disposal of property and equipment (Note 5)	(374)	(48)
Losses (Gains) on derivative financial instruments – net (Notes 5 and 27)	(472)	335
Equity share in net losses of associates and joint ventures (Notes 5 and 11)	(1,023)	(83)
Others	71	(10)
Operating income before changes in assets and liabilities	30,392	29,865
Decrease (increase) in:
Contract assets	117	134
Inventories and supplies	(499)	556
Trade and other receivables	(1,475)	(2,890)
Prepayments	(1,532)	714
Other financial and non-financial assets	8	(451)
Increase (decrease) in:
Customers deposits	9	(43)
Pension and other employee benefits	(419)	(637)
Accrued expenses and other current liabilities	(592)	(1,721)
Accounts payable	(2,436)	(117)
Other noncurrent liabilities	(5)	34
Net cash flows generated from operations	23,568	25,444
Income taxes paid	(817)	(899)
Net cash flows from operating activities	22,751	24,545

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Three Months Ended March 31, 2026 and 2025

(in million pesos)

	For the Three Months Ended
	March 31,
	2026	2025
	(Unaudited)	(Audited)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from:
Disposal of property and equipment (Note 9)	383	65
Disposal of investment properties	47	—
Maturity of short-term investments	—	36
Interest received	145	198
Payments for:
Acquisition of investments in associates and joint ventures (Note 11)	—	(8)
Purchase of investment in debt securities (Note 12)	(40)	—
Interest capitalized to property and equipment (Notes 5 and 9)	(638)	(608)
Purchase of property and equipment (Note 9)	(11,750)	(15,534)
Decrease in other financial and non-financial assets	24	—
Net cash flows used in investing activities	(11,829)	(15,851)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from:
Collections from derivative financial instruments – net (Notes 27 and 28)	213	—
Availments of long-term debt (Notes 20 and 28)	150	5,800
Availments of short-term debt (Notes 20 and 28)	—	1,022
Payments for:
Settlement of derivative financial instruments – net (Notes 27 and 28)	—	(12)
Short-term debt (Notes 20 and 28)	—	(1,022)
Debt issuance costs (Notes 20 and 28)	(1)	(14)
Cash dividends (Notes 19 and 28)	(19)	(39)
Long-term debt (Notes 20 and 28)	(1,083)	(4,016)
Interest – net of capitalized portion (Notes 5 and 28)	(3,090)	(2,808)
Obligations under lease liabilities (Notes 10 and 28)	(4,530)	(3,829)
Net cash flows used in financing activities	(8,360)	(4,918)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	106	(28)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,668	3,748
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 15)	11,866	10,011
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 15)	14,534	13,759

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate Information

PLDT Inc., which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. PLDT holds a perpetual corporate term under Section 11 of the Revised Corporation Code of the Philippines (Republic Act No. 11232), which grants existing corporations to have a perpetual existence unless a majority vote of its stockholders elects to retain a specified corporate term.

In 1967, effective control of PLDT was transferred from General Telephone and Electronics Corporation, a major shareholder then since PLDT’s incorporation, to a group of Filipino investors. In 1981, as part of the Philippine government’s policy to integrate the country’s telecommunications industry, PLDT acquired substantially all of the assets and liabilities of the Republic Telephone Company, then the second largest telephone provider in the Philippines.

In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT DOCOMO Business, Inc., or NTT DOCOMO Business (formerly NTT Communications Corporation), through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT's strategic partner with approximately a 15% economic and voting interest in PLDT’s common stock. Concurrent with NTT DOCOMO Business’ investment, PLDT acquired 100% of Smart Communications, Inc., or Smart.

On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired approximately 7% of PLDT’s then outstanding common shares from NTT DOCOMO Business, which retained ownership of about 7% of PLDT’s common shares. Since then, NTT DOCOMO has made additional purchases of PLDT shares, bringing the combined beneficial ownership of NTT DOCOMO and NTT DOCOMO Business (both part of Nippon Telegraph and Telephone Corporation) to approximately 20.35% of PLDT’s outstanding common stock as at March 31, 2026.

On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed an acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represented an attributable interest of approximately 6% of PLDT’s outstanding common shares at the time and raised the First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as of that date. Since then, the First Pacific Group’s beneficial ownership interest in PLDT has decreased by approximately 2%, mainly due to the holders of Exchangeable Notes issued in 2005 by a subsidiary of First Pacific, which were fully exchanged into PLDT shares. The First Pacific Group and its Philippine affiliates held beneficial ownership of approximately 25.57% of PLDT’s outstanding common stock as at March 31, 2026.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or collectively, the JG Summit Group. As consideration for the assets acquired, PLDT issued approximately 27.7 million common shares. In November 2011, JGSHI sold
5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, under separate option agreements. As at March 31, 2026, the JG Summit Group beneficially owned approximately 11.27% of PLDT’s outstanding common stock.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to
150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million. This subscription was made pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. Consequently, the issuance of these Voting Preferred Shares reduced the voting power of the NTT Group (comprising of NTT DOCOMO and NTT DOCOMO Business), the First Pacific Group and its Philippine affiliates, and JG Summit Group to 12.01%, 15.09% and 6.65%, respectively, which still holds as at
March 31, 2026. See Note 19 – Equity – Preferred Stock – Voting Preferred Stock.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, under which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of
Php5.00 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as the successor depositary for its ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. as at March 31, 2026, there were approximately 17 million ADSs outstanding.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC. The NTC’s jurisdiction includes, among other responsibilities, the approval of major services offered and certain rates charged to customers.

We are one of the leading telecommunications and digital services providers in the Philippines, serving the fixed line, wireless and broadband markets. Through our three principal business segments, Wireless, Fixed Line and Others, we offer a wide range of telecommunications and digital services across our extensive fiber optic backbone and wireless and fixed line networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines. Information on our structure is provided in Note 2 – Summary of Material Accounting Policies – Basis of Consolidation. Information on other related party relationships of the PLDT Group is provided in Note 24 – Related Party Transactions.

Our consolidated financial statements as at March 31, 2026 and December 31, 2025, and for the three months ended
March 31, 2026 and 2025 were approved and authorized for issuance by the Board of Directors on May 14, 2026, as reviewed by the Audit Committee on May 12, 2026.

Enactment of Republic Act No. 12234 (Konektadong Pinoy Act)

The Konektadong Pinoy Act (KP Act) took effect on September 14, 2025. The Implementing Rules and Regulations (IRR) took effect on December 16, 2025. The KP Act introduces an open-access regime in the data transmission sector, including removal of the legislative franchise requirement for data transmission services, mandatory infrastructure sharing for services included in the regulators’ Access List, and a revised spectrum management framework providing for periodic review, potential recall, and reassignment of spectrum by the NTC and the Department of Information and Communications Technology (DICT).

These regulatory changes may increase competitive intensity, requiring the PLDT Group to provide access to certain infrastructure and services on fair and non-discriminatory terms, and subject spectrum holdings to periodic review under the new Spectrum Management Policy Framework. The implementation of performance standards, pricing transparency requirements, and other regulatory measures may also affect operating flexibility and margins.

This legislation marks a significant shift in the Philippine connectivity regulatory landscape aimed at accelerating digital connectivity and fostering a more competitive market environment. We continue to monitor further regulatory guidelines from the NTC and the DICT. Management does not expect any immediate material impairment of its existing assets, though it continues to evaluate the potential long-term impact of these regulatory developments on the competitive position and overall financial performance of the Company.

2.
Summary of Material Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements have been prepared under the historical cost basis, except for financial instruments at fair value through profit or loss, or FVPL, investment properties and pension that are measured at fair values.

Our consolidated financial statements are presented in Philippine Peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Our consolidated financial statements provide comparative information in respect of the previous period.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2026 and
December 31, 2025:

			March 31, 2026		December 31, 2025
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation(a)	Philippines	Operations support servicing business	—	100.0	—	100.0
Far East Capital Limited, or FECL(a)	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation(a)	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, Inc.(a)	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc.(a)	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group(a)	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc.(a)	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
PLDT Global, Inc.	Philippines	Cross-border digital platforms and other allied services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines(a)	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel(a)	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group(a)	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc.(a)	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
Multisys Technologies Corporation, or Multisys(b)	Philippines	Software development and IT solutions services	—	50.7	—	50.7

(a)
Ceased commercial operations.
(b)
On April 2, 2025, PGIH entered into a share purchase agreement to buy 228 common shares of Multisys thereby increasing PGIH ownership from 45.73% to 50.74%.

\

			March 31, 2026		December 31, 2025
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo(a)	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(a)	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS(a)	Philippines	Bills printing and other related value-added services, or VAS	—	100.0	—	100.0
netGames, Inc.(a)	Philippines	Gaming support services	—	57.5	—	57.5
MVP Rewards Loyalty Solutions, Inc., or MRSI(a)	Philippines	Full-services customer rewards and loyalty programs	—	100.0	—	100.0
VITRO, Inc., or Vitro	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
ePLDT Capital Investment Pte. Ltd. or ePLDT Capital	Singapore	Investment holding and acquisition of companies	—	100.0	—	100.0
Digitel	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel(a)	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	64.6	—	64.6	—
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9

(a) Ceased commercial operations.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.

Investment in Multisys

On April 2, 2025, PGIH entered into a Share Purchase Agreement for the purchase of 228 common shares of Multisys, representing a 5.01% interest, for a total consideration of Php257.5 million. The transaction was completed on April 5, 2025. Following this acquisition, PGIH owns 2,308 common shares representing 50.74% equity interest in Multisys. On
April 16, 2025 and December 16, 2025, PGIH partially paid Php150 million and Php94.6 million, respectively, out of the total consideration. The balance of Php12.9 million remains outstanding as at March 31, 2026.

Investment in Kayana Solutions Inc., or Kayana (formerly Limitless Growth Ventures, Inc.)

On September 1, 2025, Kayana entered into another share subscription agreement with its shareholders, wherein PLDT subscribed to additional common shares equivalent to Php594 million. PLDT’s equity ownership in Kayana remained at 45%. As at March 31, 2026, the subscription remains unpaid.

The following summarizes the subscription agreements entered into by PLDT with Kayana:

Date	Number of Shares Acquired
(in millions)
March 24, 2024	754.5
September 27, 2024	85.5
September 30, 2024	46.5
September 1, 2025	594.0
1,480.5

As at March 31, 2026 and December 31, 2025, the carrying value of PLDT’s investment in Kayana amounted to
Php1,301 million and Php1,355 million, respectively.

Proposed Acquisition of the Remaining Equity Interest in Radius

On May 14, 2026, the Board of Directors of PLDT approved the proposed acquisition by PLDT of 4,647,494 common shares of Radius, representing the remaining 65.1% equity interest in Radius, from Paragon Vertical Corporation, subject to the execution of definitive agreements and the satisfaction of applicable closing conditions (the “Proposed Acquisition").

PLDT currently owns 34.9% of the total issued and outstanding capital stock of Radius. Upon completion of the Proposed Acquisition, PLDT will own 100% of the total issued and outstanding capital stock of Radius..6

See Note 11 – Investment in Associates and Joint Venture – Investment in Associates.

New Standards, Interpretations and Amendments

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new amendment effective in 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Unless otherwise indicated, adoption of this new amendment did not have a material impact on the consolidated financial statements of the PLDT Group.

•
Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 26 and IAS 37, Disclosures about Uncertainties in the Financial Statements
•
Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments
•
Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity
•
Annual Improvements to IFRS Accounting Standards—Volume 11
o
Amendments to IFRS 1, Hedge Accounting by a First-time Adopter
o
Amendments to IFRS 7, Gain or Loss on Derecognition

o
Amendments to IFRS 9, Lessee Derecognition of Lease Liabilities and Transaction Price
o
Amendments to IFRS 10, Determination of a ‘De Facto Agent’
o
Amendments to IAS 7, Cost Method

Summary of Material Accounting Policies

The following is the summary of material accounting policies we applied in preparing our consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.
Acquisition-related costs are expensed as incurred and included in general operating costs.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument within the scope of IFRS 9 is measured at fair value with the changes in fair value recognized in profit or loss. In accordance with IFRS 9, the contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes directly attributable transaction costs. The details of our investments in associates are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates.

Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements of comprehensive income and consolidated statements of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other Expenses - Net” in our consolidated income statements. This is the profit or loss attributable to equity holders of the associate and net of the noncontrolling interest in the subsidiaries of the associate.

Joint Arrangements

When necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 11 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine Peso, which is also the Parent Company’s functional currency. The Philippine Peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the separate financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under the PLDT Group (except for the subsidiaries discussed below) is the Philippine Peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statements except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.
Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit, or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of PLDT Global and certain of its subsidiaries, and PGNL and certain of its subsidiaries is the U.S. Dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine Peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statements.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Assets Classified as Held-for-Sale

We classify assets as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held-for-sale classification are regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale is expected to be completed within one year from the date of the classification.

Property and equipment, and intangible assets are not depreciated or amortized once classified as held-for-sale.

Assets and liabilities classified as held-for-sale are presented separately as current items in the consolidated statements of financial position.

Additional disclosures are provided in Note 9 – Property and Equipment – Sale and Leaseback of Telecom Towers and
Note 10 – Leases. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Financial Instruments

Financial Instruments – Initial recognition and subsequent measurement

Classification of financial assets

Financial assets are classified in their entirety based on the contractual cash flows characteristics of the financial assets and our business model for managing the financial assets. We classify our financial assets into the following measurement categories:

•
Financial assets measured at amortized cost;
•
Financial assets measured at FVPL;
•
Financial assets measured at fair value through other comprehensive income, or FVOCI, where cumulative gains or losses previously recognized are reclassified to profit or loss; and
•
Financial assets measured at FVOCI, where cumulative gains or losses previously recognized are not reclassified to profit or loss.

Contractual cash flows characteristics

In order for us to identify the measurement of our debt financial assets, a solely payments of principal and interest, or SPPI, test needs to be initially performed in order to determine whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Once a debt financial asset passed the SPPI test, business model assessment, which identifies our objective of holding the financial assets – hold to collect or hold to collect and sell, will be performed. If both of the conditions are met, the financial asset shall be measured either at FVOCI, if the business model is to hold to collect and sell, or amortized cost, if the business model is to hold to collect. Otherwise, it shall be measured at FVPL.

In making the assessment, we determine whether the contractual cash flows are consistent with a basic lending arrangement, i.e., interest includes consideration only for the time value of money, credit risk and other basic lending risks and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. The assessment as to whether the cash flows meet the SPPI test is made in the currency in which the financial asset is denominated. Any other contractual terms that introduce exposure to risks or volatility in the contractual cash flows that is unrelated to a basic lending arrangement, such as exposure to changes in equity prices or commodity prices, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

Business model

Our business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective. Our business model does not depend on management’s intentions for an individual instrument.

Our business model refers to how we manage our financial assets in order to generate cash flows. Our business model determines whether cash flows will result from collecting contractual cash flows, collecting contractual cash flows and selling financial assets or neither.

Financial assets at amortized cost

These financial assets are initially recognized at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest rate, or EIR, method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization is included in ‘Other expenses – net’ in our consolidated income statements and is calculated by applying the EIR to the gross carrying amount of the financial asset, except for (i) purchased or originated credit-impaired financial assets and (ii) financial assets that have subsequently become credit-impaired, where, in both cases, the EIR is applied to the amortized cost of the financial asset. Losses arising from impairment are recognized in ‘Asset impairment’ in our consolidated income statements.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, and other financial assets as at March 31, 2026 and December 31, 2025. See
Note 12 – Debt Instruments at Amortized Cost, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Financial assets at FVPL

Financial assets at FVPL are measured at fair value. Included in this classification are derivative financial assets not used for hedging, equity investments held for trading and debt instruments with contractual terms that do not represent solely payments of principal and interest. Financial assets held at FVPL are initially recognized at fair value, with transaction costs recognized in our consolidated income statements as incurred. Subsequently, they are measured at fair value and any gains or losses are recognized in our consolidated income statements.

Additionally, even if the asset meets the amortized cost or the FVOCI criteria, we may choose at initial recognition to designate the financial asset at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) that would otherwise arise from measuring financial assets on a different basis.

Trading gains or losses are calculated based on the results arising from trading activities of the PLDT Group, including all gains and losses from changes in fair value for financial assets and financial liabilities at FVPL, and the gains or losses from disposal of financial investments.

Our financial assets at FVPL include derivative financial assets not used for hedging and equity investments as at
March 31, 2026 and December 31, 2025. See Note 27 – Financial Assets and Liabilities.

Classification of financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities are subsequently measured at amortized cost, except for the following:

•
Financial liabilities measured at FVPL;
•
Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when we retain continuing involvement;
•
Financial guarantee contracts;

•
Commitments to provide a loan at a below-market interest rate; and
•
Contingent consideration recognized by an acquirer in accordance with IFRS 3.

A financial liability may be designated at FVPL if it eliminates or significantly reduces a measurement or recognition inconsistency (an accounting mismatch) or:

•
If a host contract contains one or more embedded derivatives; or
•
If a group of financial liabilities or financial assets and liabilities is managed and its performance evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

Where a financial liability is designated at FVPL, changes in fair value attributable to our own credit quality which is calculated by determining the changes in credit spreads above observable market interest rates are recognized in other comprehensive income, unless this treatment would create or enlarge an accounting mismatch, in which case they are recognized in profit or loss.

Our financial liabilities at FVPL include derivative financial liabilities not used for hedging and liability from redemption of preferred stock as at March 31, 2026 and December 31, 2025. See Note 19 – Equity – Redemption of Preferred Stock, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Our financial liabilities at amortized costs include interest-bearing financial liabilities, lease liabilities, customers’ deposits, dividends payable, certain accounts payable, certain accrued expenses and other current liabilities and certain deferred credits and other noncurrent liabilities, (except for statutory payables) as at March 31, 2026 and December 31, 2025. See
Note 10 – Leases, Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

Reclassifications of financial instruments

We reclassify our financial assets when, and only when, there is a change in the business model for managing the financial assets. Reclassifications shall be applied prospectively, and any previously recognized gains, losses or interest shall not be restated.

We do not reclassify our financial assets when:

•
A financial asset that was previously a designated and effective hedging instrument in a cash flow hedge or net investment hedge no longer qualifies as such;
•
A financial asset becomes a designated and effective hedging instrument in a cash flow hedge or net investment hedge; and
•
There is a change in measurements on credit exposures measured at FVPL.

We do not reclassify our financial liabilities.

Offsetting of Financial Instruments

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts; and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. We assess that it has a currently enforceable right of offset if the right is not contingent on a future event and is legally enforceable in the normal course of business, event of default, and event of insolvency or bankruptcy of the Group and all of the counterparties.

Impairment of Financial Assets

We recognize expected credit losses, or ECL for debt instruments that are measured at amortized cost and FVOCI.

No ECL is recognized on financial assets at FVPL.

ECLs are measured in a way that reflects the following:

•
An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;
•
The time value of money; and

•
Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Financial assets migrate through the following three stages based on the change in credit quality since initial recognition:

Stage 1: 12-month ECL – not credit-impaired

For credit exposures where there have not been significant increases in credit risk since initial recognition and that are not credit-impaired upon origination, the portion of lifetime ECLs representing the ECLs that result from all possible default events within the 12-months after the reporting date are recognized.

Stage 2: Lifetime ECL – not credit-impaired

For credit exposures where there have been significant increases in credit risk since initial recognition on an individual or collective basis but are not credit-impaired, lifetime ECLs representing the ECLs that result from all possible default events over the expected life of the financial asset are recognized.

Stage 3: Lifetime ECL – credit-impaired

Financial assets are credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of those financial assets have occurred. For these credit exposures, lifetime ECLs are recognized and interest revenue is calculated by applying the credit-adjusted EIR to the amortized cost of the financial asset.

Loss Allowances

Loss allowances are recognized based on 12-month ECL for debt instruments that are assessed to have low credit risk at the reporting date. A financial asset is considered to have low credit risk if:

•
The financial instrument has a low risk of default;
•
The counterparty has a strong capacity to meet its contractual cash flow obligations in the near term; and
•
Adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the counterparty to fulfill its contractual cash flow obligations.

We consider a debt instrument to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’, or when the exposure is less than 30 days past due.

The loss allowances recognized in the period is impacted by a variety of factors, as described below:

•
Transfers between Stage 1 and Stage 2 and 3 due to the financial instruments experiencing significant increases (or decreases) of credit risk or becoming credit-impaired in the period, and the consequent “step up” (or “step down”) between 12-month and lifetime ECL;
•
Additional allowances for new financial instruments recognized during the period, as well as releases for financial instruments derecognized in the period;
•
Impact on the measurement of ECL due to changes in probability of defaults, or PDs, loss given defaults, or LGDs, and exposure at defaults, or EADs, in the period, arising from regular refreshing of inputs to models;
•
Impacts on the measurement of ECL due to changes made to models and assumptions;
•
Unwinding of discount within ECL due to passage of time, as ECL is measured on a present value basis; and
•
Financial assets derecognized during the period and write-offs of allowances related to assets that were written off during the period.

Write-off Policy

We write off a financial asset measured at amortized cost, in whole or in part, when the asset is considered uncollectible, and we have exhausted all practical recovery efforts and concluded that we have no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. We write off an account when all of the following conditions are met:

•
The asset is past due for over 90 days, or is already an item-in-litigation with any of the following:
a)
No properties of the counterparty could be attached

b)
The whereabouts of the client cannot be located
c)
It would be more expensive for the Group to follow-up and collect the amount, hence we have ceased enforcement activity, and
d)
Collections can no longer be made due to insolvency or bankruptcy of the counterparty;
•
Expanded credit arrangement is no longer possible;
•
Filing of legal case is not possible; and
•
The account has been classified as ‘Loss’.

Simplified Approach

The simplified approach, where changes in credit risk are not tracked and loss allowances are measured at amounts equal to lifetime ECL, is applied to ‘Trade and other receivables’ and ‘Contract assets’. We have established a provision matrix for billed trade receivables and a vintage analysis for contract assets and unbilled trade receivables that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in consolidated income statements.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in consolidated income statements.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as foreign currency options and forward currency contracts to hedge its risk associated with foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of foreign currency options and forward currency contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statements.

Cash flow hedges which meet the criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statements when the hedged transaction affects our consolidated income statements, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statements. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use a long-term foreign currency options agreement to hedge our foreign exchange exposure on certain outstanding loan balances. See Note 27 – Financial Assets and Liabilities.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and any accumulated impairment losses. Land is stated at cost less any impairment in value. The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repairs and maintenance costs are recognized as expenses as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation commences once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, the estimated useful lives, and methods of depreciation are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in our consolidated income statements when the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes the cost of construction, property and equipment not ready for internal use, capitalizable borrowing costs and other direct costs associated with construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation on leased sites and restore such sites to their original condition at the end of the contract lease term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment and right-of-use asset. The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense. See Note 10 – Leases and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statements.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statements when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Investment Properties

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date. Gains or losses arising from changes in the fair values of investment properties are included in profit or loss in the period in which they arise, including the corresponding tax effect. Fair values are determined based on an annual valuation performed by accredited external independent valuers applying a valuation model.

Investment properties are derecognized either when they have been disposed of (i.e., at the date the recipient obtains control) or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of derecognition. In determining the amount of consideration from the derecognition of investment property, we consider the effects of variable consideration, existence of a significant financing component, non-cash consideration, and consideration payable to the buyer (if any).

Transfers are made to, or from, investment property when, and only when, there is a change in use.

For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.

If owner-occupied property becomes an investment property, we account for such property in accordance with IAS 16, Property and Equipment. The difference between the carrying amount of the property in accordance with IAS 16 and its fair value is treated the same way as revaluation in accordance with IAS 16. Any resulting decrease in the carrying amount of the property is recognized in profit or loss. However, to the extent that an amount is included in revaluation surplus for that property, the decrease in recognized in other comprehensive income and reduces the revaluation surplus within equity. Any resulting increase in the carrying amount is recognized in profit or loss to the extent that the increase reverses a previous impairment loss for that property. The amount recognized in profit or loss does not exceed the amount needed to restore the carrying amount to the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized. Any remaining part of the increase in carrying amount is recognized in other comprehensive income and increases the revaluation surplus within equity. On subsequent disposal of the investment property, the revaluation surplus included in equity may be transferred to retained earnings. The transfer from revaluation surplus to retained earnings is not made through profit or loss.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell, or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use, or VIU. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statements.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statements. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment, right-of-use, or ROU, assets, and intangible assets with finite useful lives

For property and equipment and ROU assets, we assess impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage. For intangible assets with finite useful lives, we assess for impairment whenever there is an indication that the intangible assets may be impaired. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment, Note 10 – Leases and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statements. See Note 11 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statements. Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Fair Value Measurement

We measure financial instruments such as derivatives, financial assets at FVPL, assets classified as held-for-sale and
-financial assets such as investment properties and pension plan assets, at fair value at each reporting date. The fair values of investment properties are disclosed in Note 13 – Investment Properties. The fair values of the pension plan assets are disclosed in Note 25 – Pension and Other Employee Benefits. The fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or
(ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted FVPL financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as investment properties. Involvement of external valuers is decided upon annually. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation with the contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable. This includes a discussion of the major assumptions used in the valuations. For the purpose of fair value disclosures, we have determined the classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenues from contracts with customers

Our revenues are principally derived from providing the following telecommunications services: cellular voice, SMS and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.

Services may be rendered separately or bundled with goods or other services. The specific recognition criteria are as follows:

i. Single Performance Obligation (POB) Contracts

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from cellular voice, short messaging services, or SMS, and data services through the postpaid plans of Smart from local exchange services primarily through landline and related services, and from fixed line and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately at their stand-alone selling prices and recognized as the additional service is provided or as availed by the subscribers.

Prepaid service revenues arise from the proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of bonus credits from load packages purchased, such as free additional call minutes, SMS, data allocation or airtime load, or upon expiration, whichever comes earlier.

We also consider recognizing revenue from the expected expiry of airtime load in proportion to the pattern of rights exercised by the customer if we expect to be entitled to that expired amount. If we do not expect to be entitled to an expired amount based on historical experience with the customers, then we recognize the expected expired amount as revenue when the likelihood of the prepaid customer exercising its remaining rights becomes remote.

Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long-distance calls carried via our network is generally based on rates which vary with distance. Revenue from both wireless and fixed line long distance calls are recognized as the service is provided. In general, non-refundable upfront fees, such as activation fees, that do not relate to the transfer of a promised good or service, are deferred and recognized as revenue throughout the estimated average customer relationship period, and the related incremental costs incurred are similarly deferred and recognized as expense over the same period, if such costs generate or enhance resources of the entity and are expected to be recovered.

Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period.

ii. Bundled Contracts

In revenue arrangements, which involve bundled sales of mobile devices and accessories (non-service component) and telecommunication services (service component), the total transaction price is allocated based on the relative stand-alone selling prices of each distinct performance obligation. Stand-alone selling price is the price at which we sell the good or service separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the transaction price allocation.

We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services do not coincide, effects of which are considered as containing a significant financing component.

Activation services and installation services for voice and data services that are not a distinct performance obligation are considered together with monthly voice and data services as a single performance obligation, recognized over the estimated average customer relationship period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. The related incremental costs are recognized in the same manner in our consolidated income statements, if such costs are expected to be recovered. On the other hand, custom-built installation services provided to data services subscribers are considered a distinct separate performance obligation and is recognized when services are rendered.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized on a straight-line basis over the contract period when the services are provided to subscribers.

Significant Financing Component

The non-service component included in contracts with customers have significant financing components considering the period between the time of the transfer of control over the mobile device and the customer’s payment of the price of the mobile device, which is more than one year.

The transaction price for such contracts is determined by discounting the amount of promised consideration using the appropriate discount rate. We concluded that there is a significant financing component for those contracts where the customer elects to pay in arrears considering the length of time between the transfer of mobile device to the customer and the customer’s payment, as well as the prevailing interest rates in the market adjusted with customer credit spread.

Customer Loyalty Program

Through our customer loyalty program called Giga Points, points are earned through subscription of promo, purchase of load, and payment of bill for postpaid subscribers. Points are also earned through other activities such as daily login in the Smart App. These points can be used to redeem items such as giga promos, bill rebates, content subscription, discounts, exclusive tickets, and more.

Our contract with customers for revenue-related activity includes a promise to provide future telco services or rights to third-party services in the form of earning points. We consider these revenue-related earnings as performance obligation and the transaction price is allocated to each performance obligation. For earnings on non-revenue activity, we recognize a financial liability upon redemption of the points from third party partners.

We also offer PLDT Home Rewards. This customer loyalty program is available exclusively to active PLDT Home customers except for Home Biz and Corporate accounts which are not currently eligible for enrollment. Under this program, PLDT Home customers are granted points to incentivize customer-related activities. Points are earned thru enrollment, payment on time, upgrade, availment of VAS add-on etc.

iii. International and Domestic Long Distance Contracts

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statements. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

Variable consideration

We assessed that a variable consideration exists in certain interconnection agreements where there is a monthly aggregation period and the rates applied for the total monthly traffic will depend on the total traffic for the month. We also consider whether contracts with carriers contain volume commitment or tiering arrangements whereby the rate being charged will change upon meeting certain volume of traffic. We estimate the amount of variable consideration to which we are entitled and included in the transaction price some or all of the amount of variable consideration estimated arising from these agreements, unless the impact is not material.

iv. Others

Revenues from VAS include streaming and downloading of games, music, video contents, loan services, messaging services, applications and other digital services which are only arranged for by us on behalf of third-party content providers. The amount of revenue recognized is net of content provider’s share in revenue. Revenue is recognized at a point in time upon service availment. We act as an agent for certain VAS arrangements.

Revenue from server hosting, co-location services and customer support services are recognized over the period that the services are performed.

Subscriber Contract Costs

Costs to obtain a contract with customers, such as commission, and costs to fulfill the contract, such as installation and Customer Premises Equipment (CPE) costs, are capitalized if we expect to recover those costs. These subscriber contract costs are stated at cost net of accumulated amortization and impairment losses. Subscriber contract costs are amortized on a systematic basis consistent with the pattern of transfer of goods and services to which the assets relates.

The amortization of costs to obtain and costs to fulfill are presented as part of general operating costs, and depreciation and amortization, respectively, in the consolidated income statements.

Impairment losses are recognized to the extent that the carrying amount of the subscriber contract costs exceed the net of (i) remaining amount of consideration that we expect to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenues from contracts with customers are provided in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Identifying performance obligations.

Cost of Devices, Accessories and Contract-Specific Services

Cost of devices and accessories

This refers to the cost of devices such as mobile handsets, phone units, and broadband and data modems sold to subscribers.

Cost of contract-specific services

This refers to the costs from third-party vendors that are directly identifiable and distinct to specific customer contracts where we are the principal, such as content, license, and maintenance/warranty costs. Costs not identifiable and distinct to specific customer contracts such as compensation and benefits, and equipment depreciation are excluded.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under Republic Act No. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and some of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

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Service cost;
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Net interest on the net defined benefit asset or obligation; and
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Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “General operating costs – Compensation and employee benefits” account in our consolidated income statements. These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation. Remeasurements, comprising actuarial gains and losses, return on plan assets (excluding net interest on defined benefit obligation) and any change in the effect of the asset ceiling are recognized immediately in other comprehensive income in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods. Net defined benefit asset is recognized as part of “Prepayments, and other nonfinancial assets - net of current portion” and net defined benefit obligation is recognized as part of “Pension and other employee benefits” in our consolidated statements of financial position.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach. The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Pension and Other Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provide for qualified employees to receive a defined benefit minimum guarantee. The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of Republic Act No. 7641.

Accordingly, Smart and certain subsidiaries account for its obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period. The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method. Smart and certain subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our consolidated income statements.

Remeasurements, comprising actuarial gains and losses, return on plan assets (excluding amounts included in net interest), and any change in the effect of the asset ceiling, are recognized immediately in other comprehensive income in the period in which they occur.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss. Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs. See Note 25 – Pension and Other Employee Benefits – Defined Contribution Plans for more details.

Employee benefit costs include current service cost, past service cost, and net interest on the net defined benefit obligation, which are recognized in profit or loss. Remeasurements of the net defined benefit obligation, including actuarial gains and losses, are recognized immediately in other comprehensive income.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method. See Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits for more details.

Leases

We assess at contract inception whether the contract is, or contains, a lease that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

As a Lessee. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

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ROU assets

We recognize ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless it is reasonably certain that we obtain ownership of the leased asset at the end of the lease term, the recognized ROU assets are depreciated on a straight-line basis over the shorter of its estimated useful life, or EUL, and the lease term. ROU assets are subject to impairment. Refer to the accounting policies in impairment of non-financial assets section.

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Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option if reasonably certain to be exercised and payments of penalties for terminating a lease, if the lease term reflects exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

As a Lessor. Leases in which we do not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in our consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term as rental income.

Sale and Leaseback. If we transfer an asset to another entity (the buyer-lessor) and lease that asset back from the buyer-lessor, we account for the transfer contract and the lease by applying the requirements of IFRS 16. We first apply the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for as a sale of that asset.

For transfer of an asset that satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset, we measure the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by us. Accordingly, we recognize only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor.

If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, we continue to recognize the transferred asset and recognize a financial liability equal to the transfer proceeds. We account for the financial liability applying IFRS 9.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in our consolidated income statements. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of reporting period.

Deferred tax liabilities are recognized for all taxable temporary differences, except (a) where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (b) in respect of taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax, however, is not recognized when (a) it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (b) in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of each reporting period.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. Unless the possibility of an outflow of resources embodying economic benefits is probable and measurable, they are disclosed in the notes to our consolidated financial statements. On the other hand, contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Segment Information

PLDT and its subsidiaries are organized into three business segments. Such business segments are the bases upon which we report our primary segment information. Financial information on business segments is presented in Note 4 – Operating Segment Information.

Events After the End of the Reporting Period

Post reporting period events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements. Post reporting period events that are classified as non-adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statements on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statements of changes in equity and consolidated statements of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any difference between the amount by which the NCI is adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the owners of the parent in the consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expenses, including reclassification adjustments, that are not recognized in our consolidated income statements as required or permitted by IFRS Accounting Standards.

Standards Issued But Not Yet Effective

Pronouncements issued but not yet effective are listed below. The PLDT Group intends to adopt the following pronouncements when they become effective. Unless otherwise indicated, adoption of these pronouncements is not expected to have a material impact on the PLDT Group’s consolidated financial statements.

Effective beginning on or after January 1, 2027

•
IFRS 18, Presentation and Disclosure in Financial Statements

The standard replaces IAS 1, Presentation of Financial Statements, introducing new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

PLDT Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on PLDT Group’s financial statements are, as follows:

o
Change in fair value of investment properties and share in profit or loss of associates and joint ventures will be classified in the investing category within the statement of profit or loss.
o
Foreign exchange difference will be classified in the same category where the related income and expense from the item giving rising to the foreign exchange difference.
o
New disclosure will be added: (a) management-defined performance measures; and (b) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.
o
Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the statement of cash flows.
•
IFRS 19, Subsidiaries without Public Accountability
•
Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency

Deferred effectivity

•
Amendments to IFRS 10,Consolidated Financial Statements, and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

3.
Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with IFRS Accounting Standards requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are consistent with those applied in the most recent annual financial statements. Selected critical judgments and estimates applied in the preparation of the consolidated financial statements are discussed below:

Judgments

In the process of applying our accounting policies, management has made judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

Identifying performance obligations

We identify performance obligations by considering whether the promised goods or services in the contract are distinct goods or services. A good or service is distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and our promise to transfer the good or service to the customer is separately identifiable from the other promises in the contract.

Revenues earned from multiple-deliverable arrangements offered by our fixed line and wireless businesses are split into separate identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction. The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately. We account for customer contracts in accordance with IFRS 15 and have concluded that the service (telecommunication service) and non-service components (handset or equipment) may be accounted for as separate performance obligations. The handset or equipment is delivered first, followed by the telecommunication service (which is provided over the contract/lock-in period of two to three years). Revenues attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

Installation fees for voice and data services that are not custom-built for the subscribers are considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period since the subscriber cannot benefit from the installation services on its own or together with other resources that are readily available to the subscriber. On the other hand, installation fees of data services that are custom-built for the subscribers are considered as a separate performance obligation and is recognized upon completion of the installation services. Activation fees for both voice and data services are also considered as a single performance obligation together with monthly service fees, recognized over the estimated average customer relationship period.

Principal versus agent consideration

We enter into contracts with our customers involving multiple deliverable arrangements. We determined that we control the goods before they are transferred to customers, and we can direct the use of the inventory. The following factors indicate that we control the goods before they are being transferred to customers:

a)
We are primarily responsible for fulfilling the promise to provide the specified equipment;
b)
We bear inventory risk on our inventory before it has been transferred to the customer; and
c)
We have discretion in establishing the prices for the other party’s goods or services and, therefore, the benefit that we can receive from those goods or services is not limited. It is incumbent upon us to establish the price of our services to be offered to our subscribers.

Based on the foregoing, we are considered the principal in our contracts with other service providers except for certain VAS arrangements. We have a primary obligation to provide the services to the subscriber.

Timing of revenue recognition

We recognize revenues from contracts with customers over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation. For the telecommunication service which is provided over the contract period of two or more years, revenue is recognized monthly as we provide the service because control is transferred over time. For the device, which is sold at the inception of the contract, revenue is recognized at the time of delivery because control is transferred at a point in time.

Identifying methods for measuring progress of revenue recognized over time

We determine the appropriate method of measuring progress which is either using input or output methods. Input method recognizes revenue based on the entity’s efforts or inputs to the satisfaction of a performance obligation while output method recognizes revenue based on direct measurements of the value to the customer of the goods or services transferred to date.

Revenue from telecommunication services is recognized using input method wherein recognition is over time based on the customer subscription period since the customer simultaneously receives and consumes the benefits as the seller renders the services.

Significant financing component

We concluded that the handset component included in contracts with customers has a significant financing component considering the period between the time of the transfer of control over the handset and the customer’s payment of the price of the handset, which is more than one year.

In determining the interest to be applied to the amount of consideration, we concluded that the interest rate is the market interest rate adjusted with credit spread to reflect the customer credit risk that is commensurate with the rate that would be reflected in a separate financing transaction between us and our customer at contract inception.

Estimation of stand-alone selling price

We assessed that the service and non-service components represent separate performance obligations. Thus, the amount of revenues should be recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices. The stand-alone selling price is the price at which we sell the goods or services separately to a customer. However, if goods or services are not currently offered separately, we use the adjusted market or cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.

Financial Instruments

Evaluation of business models in managing financial instruments

We determine our business model at the level that best reflects how we manage groups of financial assets to achieve our business objectives. Our business model is not assessed on an instrument-by-instrument basis, but on a higher level of aggregated portfolios and is based on observable factors such as:

a.
How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity’s key management personnel;
b.
The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed; and
c.
The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account. If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

We have determined that for cash and cash equivalents, short-term investments, investment in debt securities and other long-term investments, and trade and other receivables, the business model is to collect the contractual cash flows until maturity.

IFRS 9, however, emphasizes that if more than an infrequent number of sales are made out of a portfolio and those sales are more than insignificant in value, of financial assets carried at amortized cost, we should assess whether and how such sales are consistent with the objective of collecting contractual cash flows.

Definition of default and credit-impaired financial assets

We define a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•
Quantitative criteria

For trade receivables and all other financial assets subject to impairment, default occurs when the receivable becomes 90 days past due, except for trade receivables from corporate subscribers, which are determined to be in default when the receivables become 120 days past due.

•
Qualitative criteria

The counterparty meets unlikeliness to pay criteria, which indicates the counterparty is in significant financial difficulty. These are instances where:

a.
The counterparty is experiencing financial difficulty or is insolvent;
b.
The counterparty is in breach of financial covenant(s);
c.
An active market for that financial asset has disappeared because of financial difficulties;
d.
Concessions have been granted by us, for economic or contractual reasons relating to the counterparty’s financial difficulty;
e.
It is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; and
f.
Financial assets are purchased or originated at a deep discount that reflects the credit losses incurred.

The criteria above have been applied to all financial instruments, except FVPL, held by us and are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to the ECL models throughout our expected loss calculation.

Significant increase in credit risk

At each reporting date, we assess whether there has been a significant increase in credit risk for financial assets since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. We consider reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. This includes quantitative and qualitative information and forward-looking analysis.

An exposure will migrate through the ECL stages as asset quality deteriorates. If, in a subsequent period, asset quality improves and also reverses any previously assessed significant increase in credit risk since origination, then the loss allowance measurement reverts from lifetime ECL to 12-month ECL.

Using our judgment and, where possible, relevant historical experience, we may determine that an exposure has undergone a significant increase in credit risk based on particular qualitative indicators that we consider are indicative of such and whose effect may not otherwise be fully reflected in its quantitative analysis on a timely basis.

As a backstop, we consider that a significant increase in credit risk occurs no later than when an asset is more than 30 days past due. Days past due are determined by counting the number of days since the earliest due date elapsed in respect of which full payment has not been received. Due dates are determined without considering any grace period that might be available to the counterparty.

Exposures that have not deteriorated significantly since their origination, or where the deterioration remains within our investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk. The provision for credit losses for these financial assets is based on a 12-month ECL. The low credit risk exemption has been applied on debt investments that meet the investment grade criteria of the PLDT Group.

Determining the lease term of contracts with renewal and termination options – Company as a Lessee

We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of ‘low-value’ assets. See Section Leases for the accounting policy.

We determine the lease term as the non-cancellable term of the lease, together with any period covered by an option to extend the lease if it is reasonably certain to be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We, as the lessee, have the option under some of our lease agreements to lease the assets for additional terms. We apply judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, we consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., a change in business strategy).

We included the renewal period as part of the lease term for leases such as sites, leased circuits and poles due to the significance of these assets to our operations. These leases have a non-cancellable period (i.e., one to 30 years) and there will be a significant negative effect on our provision of services if a replacement is not readily available. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

See Note 10 – Leases for information on potential future payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

Sale and Leaseback of Telecom Towers

The accounting for sale and leaseback transaction depends on whether the transfer of the asset qualifies as a sale. We applied judgment to determine whether the transfer of asset is accounted for as a sale based on the requirements for determining when a performance obligation is satisfied in IFRS 15. We also applied estimates and judgment in determining many aspects, among others, the passive telecom assets and land lease as unit of accounts, the fair value of the towers sold, the measurement of the ROU assets retained by us and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Assets classified as held-for-sale

The criteria for held-for-sale classification are regarded as met only when the sale is highly probable, and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Smart and DMPI entered into sale and purchase agreements with certain tower companies in connection with the sale of telecom towers and related passive telecom infrastructure. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred. Following the completion of the initial transaction with tower companies, Smart and DMPI plan to proceed with the sale of additional telecom towers and related passive infrastructure within a year. With these agreements, we believe that certain conditions were met that qualified the related assets to be reclassified as held-for-sale.

See related discussion in Note 9 – Property and Equipment and Note 10 – Leases.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures and Cignal TV, and thus are accounted for as investments in associates using the equity method.

See related discussion in Note 11 – Investments in Associates and Joint Ventures – Investments in Associates – Investment of ePLDT in MediaQuest PDRs.

Accounting for investment of PCEV in Maya Bank, Inc., or Maya Bank

The shareholders’ agreement of Voyager Finserve Corporation, or VFC, and Paymaya Finserve Corporation, or PFC, (collectively known as the Bank HoldCos) requires affirmative vote of at least one director nominated by both PCEV and MIH to direct the relevant activities of the Bank HoldCos. The Bank HoldCos were incorporated for the sole purpose of holding shares or equity investments in Maya Bank. Because of the contractual arrangement between the parties, the investments in the Bank HoldCos are accounted for as joint venture.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare on May 30, 2016. Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each has the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained. All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in
IFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with IFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with IAS 28. Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. See Note 11 – Investments in Associates and Joint Ventures – Investment in Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Material partly-owned subsidiaries

Our consolidated financial statements include additional information about subsidiaries that have non-controlling interest, or NCI, that are material to us. See Note 6 – Components of Other Comprehensive Loss. We determined material partly-owned subsidiaries as those with balance of NCI greater than 5% of the total equity as at March 31, 2026 and December 31, 2025.

Material associates and joint ventures

Our consolidated financial statements include additional information about associates and joint ventures that are material to us. See Note 11 – Investments in Associates and Joint Ventures. We determined material associates and joint ventures are those investees where our carrying amount of investments is greater than 5% of the total investments in associates and joint ventures as at March 31, 2026 and December 31, 2025.

Determining Taxable Profit, Tax Bases, Unused Tax Losses, Unused Tax Credits and Tax Rates

We assess whether we have any uncertain tax position and apply significant judgment in identifying uncertainties over our income tax treatments. We determined based on our assessment that it is probable that our income tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Subscriber contract costs

Subscriber contract costs are costs to obtain (i.e., commissions) and costs to fulfill (i.e., installation and CPE costs) in relation to the services we provide to our subscribers. We assessed that these subscriber contract costs are incremental in obtaining and fulfilling our performance obligations. Accordingly, we capitalized subscriber contract costs and amortized as expense over the average customer relationship period.

We apply judgment to estimate the amortization period of subscriber contract costs. As at March 31, 2026 and
December 31, 2025, the estimated useful lives of the subscriber contract costs would range from six to seven years. Further details on subscriber contract costs are disclosed in Note 18 – Prepayments and Other Non-Financial Assets.

Leases – Estimating the incremental borrowing rate, or IBR

In calculating the present value of lease payments, we use the IBR at the lease commencement date if the interest rate implicit in the lease is not readily determinable. IBR is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment.

We use benchmark rates from partner banks based on the tenor of our loan borrowings plus a spread adjustment based on our credit worthiness. See Note 10 – Leases and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Impairment of non-financial assets

IAS 36 requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired. This requires an estimation of the VIU of the CGUs to which these assets are allocated. The VIU calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.
See Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill for the key assumptions used to determine the VIU of the relevant CGUs.

Determining the recoverable amount of property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions of future market conditions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges.

See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, and Note 9 – Property and Equipment.

The carrying values of our property and equipment, ROU assets, investments in associates and joint ventures, goodwill and intangible assets, and prepayments and other non-financial assets are separately disclosed in Note 9 – Property and Equipment, Note 10 – Leases, Note 11 – Investments in Associates and Joint Ventures, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments and Other Non-Financial Assets, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of each asset are reviewed at least every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2025, based on the internal technical evaluation and assessment of industry practice, PLDT reassessed the EUL of International and Domestic submarine cable systems from 15 years to 25 years, resulting in a reduction in depreciation expense amounting to Php748 million for the year ended December 31, 2025. Conversely, the EUL of certain submarine network cables decreased due to aging and performance issues, resulting in additional depreciation expense of Php237 million for the year ended December 31, 2025 and Php15 million for the first quarter of 2026.

PLDT and Smart also recognized additional depreciation expense amounting to Php744 million and Php5,560 million respectively, for the year ended December 31, 2025, due to modernization of core network equipment and IT assets. For the three months ended March 31, 2026, additional depreciation expense of Php62 million and Php248 million, was recognized by PLDT and Smart, respectively.

Furthermore, Smart recognized additional depreciation expense of Php215 million upon the expiration of its lease in 2025 and the consequent termination of use of and move out from the related office premises, and Php9 million for the first quarter of 2026.

Overall, the total depreciation and amortization of property and equipment amounted to Php9,877 million and
Php8,930 million for the three months ended March 31, 2026 and 2025, respectively. Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php327,288 million and Php327,989 million as at March 31, 2026 and December 31, 2025, respectively. See Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Investment Properties

We carry our investment properties at fair value, with changes in fair value being recognized in the consolidated income statements and in other comprehensive income for transfers from owner-occupied property to investment property. The fair values of the investment properties have been determined based on appraisal performed by independent firms of appraisers, who are industry specialists in valuing these types of investment properties.

The valuation for land is based on a market approach valuation technique while the valuation for building and land improvements is based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers. See Note 13 – Investment Properties.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting years. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php916 million and Php934 million as at March 31, 2026 and December 31, 2025, respectively. Total consolidated provision for deferred income tax amounted to Php960 million and Php1,833 million for the three months ended March 31, 2026 and 2025, respectively. Total consolidated recognized net deferred income tax assets amounted to Php10,601 million and Php11,582 million as at
March 31, 2026 and December 31, 2025, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for ECLs

a.
Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

•
Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the EIR. The cash shortfall is the difference between the cash flows due to us in accordance with the contract and the cash flows that we expect to receive; and
•
Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the EIR.

We leverage existing risk management indicators (e.g., internal credit risk classification and restructuring triggers), credit risk rating changes and reasonable and supportable information which allow us to identify whether the credit risk of financial assets has significantly increased.

b.
Inputs, assumptions and estimation techniques
•
General approach for cash and cash equivalents, short-term investments, debt securities, and advances and other noncurrent assets

The ECL is measured on either a 12-month or lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition. We consider the probability of our counterparty to default on its obligation and the expected loss at default after considering the effects of collateral, any potential value when realized and time value of money. Based on our assessment, there is no significant increase in credit risk and the ECL for these financial assets under a general approach is measured on a 12-month basis.

The assumptions underlying the ECL calculation are monitored and reviewed on a quarterly basis.

•
Simplified approach for trade and other receivables and contract assets

The simplified approach does not require the tracking of changes in credit risk, but instead requires the recognition of lifetime ECL. For trade receivables and contract assets, we use the simplified approach for calculating ECL. We have considered similarities in underlying credit risk characteristics and behavior in determining the groupings of various customer segments.

We used historically observed default rates and adjusted these historical credit loss experiences with forward-looking information. At every reporting date, the historical default rates are updated and changes in the forward-looking estimates are analyzed.

There have been no significant changes in the estimation techniques used for calculating ECL on trade and other receivables and contract assets.

•
Incorporation of forward-looking information

We incorporated forward-looking information into both our assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and our measurement of ECL.

To do this, management considered a range of relevant forward-looking macroeconomic assumptions and probability weights for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs.

The macroeconomic factors are aligned with information used by us for other purposes such as strategic planning and budgeting.

The probability weights used in the calculation of ECLs cover a range of possible outcomes based on the current and projected economic conditions.

We have identified and documented key drivers of credit risk and credit losses of each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables and credit risk and credit losses.

Predicted relationship between the key indicators and default and loss rates on various portfolios of financial assets have been developed based on analyzing historical data over the past three to eight years. The methodologies and assumptions, including any forecasts of future economic conditions are reviewed regularly.

Due to lack of reasonable and supportable information, we have not identified any uncertain event that was assessed to be relevant to the risk of default occurring, thus we are not able to estimate the impact on ECL.

Total provision for expected credit losses for trade and other receivables amounted to Php792 million and Php821 million for the three months ended March 31, 2026 and 2025. Trade and other receivables, net of allowance for expected credit losses, amounted to Php32,259 million and Php31,367 million as at March 31, 2026 and December 31, 2025, respectively. See
Note 5 – Income and Expenses and Note 16 – Trade and Other Receivables.

Total impairment losses on contract assets amounted to Php30 million and Php36 million for the three months ended
March 31, 2026 and 2025, respectively. Contract assets, net of allowance for expected credit losses, amounted to
Php1,345 million and Php1,487 million as at March 31, 2026 and December 31, 2025, respectively. See Note 5 – Income and Expenses – Contract Balances.

•
Grouping of instruments for losses measured on collective basis

A broad range of forward-looking information was considered as economic inputs such as the gross domestic product, or GDP, inflation rate, unemployment rates, export rates, The Group of Twenty, or G20 GDP and G20 inflation rates. For expected credit loss provisions modelled on a collective basis, grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous. In performing this grouping, there must be sufficient information for the PLDT Group to be statistically acceptable. Where sufficient information is not available internally, then we have considered benchmarking internal/external supplementary data to use for modelling purposes. The characteristics and any supplementary data used to determine groupings are outlined below.

Trade receivables – Groupings for collective measurement

a.
Retail subscribers;
b.
Corporate subscribers;
c.
Foreign administrations and domestic carriers; and
d.
Dealers, agents and others

The following credit exposures are assessed individually:

•
All stage 3 assets, regardless of the class of financial assets; and
•
The cash and cash equivalents, short term investments, investment in debt securities and other financial assets.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method. An actuarial valuation includes making various assumptions which consist, among other things, of discount rates, rates of compensation increases and mortality rates. Further, our accrued benefit cost is affected by the fair value of the plan assets. Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, direct costs, capital expenditures, discount rates and terminal growth rates. See Note 25 – Pension and Other Employee Benefits. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

The net consolidated pension benefit costs amounted to Php414 million and Php369 million for the three months ended
March 31, 2026 and 2025, respectively. The prepaid benefit costs amounted to Php898 million and Php810 million as at
March 31, 2026 and December 31, 2025, respectively. The accrued benefit costs amounted to Php3,898 million and
Php3,810 million as at March 31, 2026 and December 31, 2025, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Pension and Other Employee Benefits.

Long-term Incentive Plan, LTIP

The Executive Compensation Committee (ECC) of the PLDT Board of Directors approved the LTIP covering the years 2022 to 2026, on December 23, 2021. It covers two cycles and is intended to provide incentive compensation in the form of cash to key officers, executives and other eligible participants who are consistent performers, compliant with codes of conduct and contributors to our strategic and financial goals, with defined metrics based on the achievement of telco core income, customer experience and sustainability. The target metrics for sustainability are expected to capture the Company’s performance in various ESG materiality areas, including but not limited to, climate action such as initiatives to reduce energy consumption and greenhouse gas (GHG) emissions, employee and customer welfare, diversity and inclusion, cybersecurity and data privacy, and business ethics. Cycle 1 covered the performance period from 2022 to 2024 and was settled in 2025 based on the achievement of performance targets. Cycle 2, which is intended to cover the performance period from 2025 to 2026, is still subject to the ECC’s evaluation. Accordingly, there were no expense and incentive payable accrued as of
March 31, 2026 and December 31, 2025. See Note 25 – Pension and Other Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations is recognized in the period in which this is incurred if a reasonable estimate can be made. This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,841 million and Php1,836 million as at March 31, 2026 and December 31, 2025, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results. Based on management’s assessment, appropriate provisions were made. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or the effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in our consolidated statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at March 31, 2026 amounted to Php3,395 million and
Php261,589 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2025 amounted to Php3,322 million and Php274,220 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.
Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Executive Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services. We have three reportable operating segments as follows:

•
Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; and SBI and PDSI, our wireless broadband service providers;
•
Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, BCC and PLDT Global and certain subsidiaries; secure data center, multi-cloud, cybersecurity, data and artificial intelligence solutions through ePLDT and Vitro; distribution of Filipino channels and content through PGNL and its subsidiaries; and software development and IT solutions provided by Multisys; and
•
Others – PCEV, PGIH, PLDT Digital and its subsidiaries, our investment companies.

See Note 2 – Summary of Material Accounting Policies for further discussion.

Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with IFRS Accounting Standards. The segment revenues, net income, and other segment information of our reportable operating segments for the three months ended March 31, 2026 and 2025, and as at March 31, 2026 and December 31, 2025 are as follows:

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
	(in million pesos)
March 31, 2026 (Unaudited)
Revenues
External customers	25,977	30,536	—	—	56,513
Service revenues	24,422	30,483	—	—	54,905
Non-service revenues	1,555	53	—	—	1,608
Inter-segment transactions	168	3,396	—	(3,564)	—
Service revenues	168	3,396	—	(3,564)	—
Total revenues	26,145	33,932	—	(3,564)	56,513

Depreciation and amortization	9,143	6,810	—	(1,673)	14,280
Asset impairment	187	641	—	—	828
Interest income	125	38	1	(3)	161
Equity share in net income of associates and joint ventures	—	14	1,009	—	1,023
Financing costs – net	2,470	2,244	—	(404)	4,310
Provision for income tax	599	1,642	—	98	2,339
Net income / Segment profit	2,500	7,556	1,010	(2,148)	8,918

Assets
Operating assets	303,832	296,974	25,530	(65,724)	560,612
Investments in associates and joint ventures	551	43,248	9,917	—	53,716
Investment properties	1,266	7,474	—	(605)	8,135
Deferred income tax assets – net	5,628	4,429	91	453	10,601
Assets classified as held for sale	6,491	—	—	—	6,491
Total assets	317,768	352,125	35,538	(65,876)	639,555
Liabilities
Operating liabilities	264,314	290,402	1,254	(45,274)	510,696
Deferred income tax liabilities	13	65	2	—	80
Liabilities directly associated with the assets classified as held for sale	1,611	—	—	—	1,611
Total liabilities	265,938	290,467	1,256	(45,274)	512,387

Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	3,915	6,048	—	—	9,963

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

	Wireless	Fixed Line	Others	Intersegment and Consolidation Entries	Consolidated
	(in million pesos)
March 31, 2025 (Unaudited)
Revenues
External customers	25,939	29,338	—	—	55,277
Service revenues	24,214	29,207	—	—	53,421
Non-service revenues	1,725	131	—	—	1,856
Inter-segment transactions	178	4,129	—	(4,307)	—
Service revenues	177	4,129	—	(4,306)	—
Non-service revenues	1	—	—	(1)	—
Total revenues	26,117	33,467	—	(4,307)	55,277

Depreciation and amortization	8,941	6,362	—	(2,231)	13,072
Asset impairment	188	679	—	—	867
Interest income	158	43	3	(5)	199
Equity share in net income (losses) of associates and joint ventures	—	(29)	112	—	83
Financing costs – net	2,431	2,250	—	(345)	4,336
Provision for (benefit from) income tax	707	2,087	(13)	(41)	2,740
Net income (loss) / Segment profit (loss)	2,249	7,934	113	(1,232)	9,064

December 31, 2025 (Audited)
Assets
Operating assets	298,166	290,072	24,919	(56,545)	556,612
Investments in associates and joint ventures	280	43,234	8,911	—	52,425
Investment properties	891	7,503	—	(605)	7,789
Deferred income tax assets – net	5,684	5,235	91	572	11,582
Assets classified as held for sale	6,420	—	—	—	6,420
Total assets	311,441	346,044	33,921	(56,578)	634,828
Liabilities
Operating liabilities	253,168	282,827	1,020	(31,970)	505,045
Deferred income tax liabilities	16	57	2	—	75
Liabilities directly associated with the assets classified as held	1,625	—	—	—	1,625
Total liabilities	254,809	282,884	1,022	(31,970)	506,745

March 31, 2025 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest (Note 9)(1)(2)	4,662	6,163	—	—	10,825

(1) Net of additions subject to sale and leaseback from tower companies.

(2) Includes capitalization of subscriber contract cost to fulfill.

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2026 and 2025:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Wireless revenues
Service revenues:
Mobile	23,929	23,768
Fixed wireless broadband	493	446
	24,422	24,214
Non-service revenues ─
Sale of devices and accessories	1,555	1,725
Total wireless revenues	25,977	25,939
Fixed line revenues
Service revenues:
Data	21,307	21,158
Voice and miscellaneous	9,176	8,049
	30,483	29,207
Non-service revenues ─
Sale of phone units, devices and others	53	131
Total fixed line revenues	30,536	29,338
Total revenues	56,513	55,277

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the three months ended March 31, 2026 and 2025.

5.
Income and Expenses

Revenues from Contracts with Customers

Disaggregation of Revenue

We derived our revenue from the transfer of goods and services over time and at a point in time in the following major product lines. This is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8, Operating Segments. See Note 4 – Operating Segment Information.

Set out is the disaggregation of PLDT Group’s revenues from contracts with customers for the three months ended
March 31, 2026 and 2025:

Revenue Streams	Wireless	Fixed Line	Inter- segment Transactions	Consolidated
	(in million pesos)
March 31, 2026 (Unaudited)
Type of goods or services
Service revenue	24,590	33,879	(3,564)	54,905
Non-service revenue	1,555	53	—	1,608
Total revenues from contracts with customers	26,145	33,932	(3,564)	56,513

Timing of revenue recognition
Transferred over time	24,590	33,879	(3,564)	54,905
Transferred at point in time	1,555	53	—	1,608
Total revenues from contracts with customers	26,145	33,932	(3,564)	56,513

March 31, 2025 (Unaudited)
Type of goods or services
Service revenue	24,391	33,336	(4,306)	53,421
Non-service revenue	1,726	131	(1)	1,856
Total revenues from contracts with customers	26,117	33,467	(4,307)	55,277

Timing of revenue recognition
Transferred over time	24,391	33,336	(4,306)	53,421
Transferred at point in time	1,726	131	(1)	1,856
Total revenues from contracts with customers	26,117	33,467	(4,307)	55,277

Remaining performance obligations are associated with our wireless and fixed line subscription contracts. As at
March 31, 2026, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php43,532 million, of which we expect to recognize approximately 40% in 2026 and 60% in 2027 and onwards. As at December 31, 2025, excluding the performance obligations for contracts with original expected duration of less than one year, the aggregate amount of the transaction price allocated to remaining performance obligations was Php44,702 million, of which we expected to recognize approximately 52% in 2026 and 48% in 2027 and onwards.

Contract Balances

Contract balances as at March 31, 2026 and December 31, 2025 consist of the following:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Trade and other receivables (Note 16)	51,959	50,264
Contract assets	1,390	1,529
Contract liabilities and unearned revenues (Notes 21 and 23)	14,240	14,329

Set out below is the movement in the allowance for expected credit losses of contracts assets as at March 31, 2026 and
December 31, 2025.

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	42	67
Provisions	3	—
Reversals and reclassification	—	(25)
Balances at end of the period	45	42

Changes in the contract liabilities and unearned revenues accounts for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	14,329	16,067
Deferred during the period	27,060	110,987
Recognized as revenue during the period	(27,149)	(112,725)
Balances at end of the period	14,240	14,329

The contract liabilities and unearned revenues accounts as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Unearned revenues from prepaid contracts	5,733	5,556
Leased facilities	4,266	4,444
Advance monthly service fees	2,159	2,198
Short-term advances for installation services	2,047	2,098
Long-term advances from equipment	35	33
Total contract liabilities and unearned revenues	14,240	14,329

Contract liabilities:
Noncurrent (Note 21)	194	194
Current (Note 23)	229	312

Unearned revenues:
Noncurrent (Note 21)	5,109	4,690
Current (Note 23)	8,708	9,133

General Operating Costs

General operating costs for the three months ended March 31, 2026 and 2025 consist of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Repairs and maintenance	7,887	8,006
Compensation and employee benefits	5,523	5,571
Professional and other contracted services	1,711	1,685
Selling and promotions (Note 18)	1,040	1,148
Taxes and licenses	1,031	1,345
Insurance and security services	329	350
Rent	326	313
Communication, training and travel	233	246
Other expenses	124	116
Total general operating costs	18,204	18,780

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2026 and 2025 consist of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	4,862	5,137
Pension benefit costs (Note 25)	414	369
Manpower Rightsizing Program (MRP)	247	65
Total compensation and employee benefits	5,523	5,571

Over the past several years, we have been implementing the MRP in line with our continuing efforts to realize manpower and cost efficiencies as a result of technological and organizational changes, process improvements, and shifting market conditions that reshape the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Devices, Accessories and Contract-Specific Services

Cost of devices, accessories and contract-specific services for the three months ended March 31, 2026 and 2025 consist of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Cost of devices and accessories	2,053	2,262
Cost of contract-specific services	1,391	1,104
Total cost of devices, accessories and contract-specific services	3,444	3,366

Asset Impairment

Asset impairment for the three months ended March 31, 2026 and 2025 consists of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Trade and other receivables (Note 16)	792	821
Contract assets	30	36
Inventories and supplies (Note 17)	6	10
Total asset impairment	828	867

Interconnection Costs

Interconnection costs include wholesale international voice cost amounting to Php5,527 million and Php4,222 million for the three months ended March 31, 2026 and 2025, respectively.

Other Expenses – Net

Other expenses – net for the three months ended March 31, 2026 and 2025 consist of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Equity share in net income of associates and joint ventures (Note 11)	1,023	83
Gains (losses) on derivative financial instruments – net (Note 27)	472	(335)
Gains on disposal of property and equipment	374	48
Interest income	161	199
Foreign exchange gains (losses) – net (Note 27)	(1,265)	544
Financing costs – net	(4,310)	(4,336)
Others – net	1,041	873
Total other expenses – net	(2,504)	(2,924)

Interest Income

Interest income for the three months ended March 31, 2026 and 2025 consists of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Interest income arising from revenue contracts with customers	100	139
Interest income on cash and cash equivalents (Note 15)	47	44
Interest income on financial instruments at amortized cost	11	11
Interest income – others	3	5
Total interest income	161	199

Financing Costs – Net

Financing costs – net for the three months ended March 31, 2026 and 2025 consist of the following:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Interest on loans and other related items	3,755	3,830
Accretion on lease liabilities (Note 10)	1,096	986
Accretion on financial liabilities	94	94
Financing charges	3	34
Capitalized interest (Note 9)	(638)	(608)
Total financing costs – net	4,310	4,336

6. Components of Other Comprehensive Loss

Changes in other comprehensive loss under equity of our consolidated statements of financial position for the three months ended March 31, 2026 and 2025 are as follows:

	Foreign currency translation differences of subsidiaries	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Remeasurements of post-employment benefit obligations -net of tax	Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	Total other comprehensive income (loss) attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive income (loss) – net of tax
	(in million pesos)
Balances as at January 1, 2026	191	(7,381)	5,827	(40,348)	(30)	(41,741)	(58)	(41,799)
Other comprehensive income (loss)	16	64	1	39	(4)	116	4	120
Balances as at March 31, 2026 (Unaudited)	207	(7,317)	5,828	(40,309)	(34)	(41,625)	(54)	(41,679)

Balances as at January 1, 2025	274	(6,155)	1,740	(39,722)	(29)	(43,892)	(50)	(43,942)
Other comprehensive income (loss)	(8)	(113)	1,434	(141)	—	1,172	(6)	1,166
Balances as at March 31, 2025 (Unaudited)	266	(6,268)	3,174	(39,863)	(29)	(42,720)	(56)	(42,776)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.
Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	10,601	11,582
Net deferred income tax liabilities	(80)	(75)
Net balances at the end of the period	10,521	11,507

The components of our consolidated net deferred income tax assets (liabilities) as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for expected credit losses	4,076	3,990
Lease liability over ROU assets under IFRS 16(1)	2,965	3,185
Unearned revenues	2,589	2,781
Depreciation due to shortened estimated useful life of assets	2,243	2,550
Unrealized foreign exchange losses	1,906	1,605
Pension and other employee benefits	1,669	1,680
Unamortized past service pension costs	902	1,439
Accumulated write-down of inventories to net realizable values	288	284
NOLCO	127	13
Excess MCIT over RCIT	—	13
Taxes and duties capitalized	(170)	(176)
Derivative financial instruments	(259)	(185)
Customer list and trademark	(445)	(456)
Capitalized charges and others	(5,290)	(5,141)
Total deferred income tax assets – net	10,601	11,582
Net deferred income tax liabilities:
Investment property	387	388
Unrealized foreign exchange gains	9	7
Accumulated provision for expected credit losses	(194)	(194)
Others	(122)	(126)
Total deferred income tax liabilities - net	80	75

(1) As at March 31, 2026 and December 31, 2025, the deferred tax asset on lease liability amounted to Php15,335 million and Php15,731 million, respectively while the deferred tax liability on right of use asset amounted to Php12,370 million and Php12,546 million, respectively.

Changes in our consolidated net deferred income tax assets (liabilities) for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Net balances at beginning of the period	11,507	14,583
Movement charged directly to other comprehensive income (loss)	(34)	1,113
Provision for deferred income tax	(960)	(4,160)
Others	8	(29)
Net balances at end of the period	10,521	11,507

The analysis of our consolidated net deferred income tax assets as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	7,875	8,090
Deferred income tax assets to be recovered within 12 months	2,726	3,492
Net deferred income tax assets	10,601	11,582

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	105	123
Deferred income tax liabilities to be settled within 12 months	(25)	(48)
Net deferred income tax liabilities	80	75

Provision for income tax for the three months ended March 31, 2026 and 2025 consists of:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Current	1,379	907
Deferred (Note 3)	960	1,833
	2,339	2,740

The impact of the application of MCIT amounting to Php14 million and Php8 million for the three months ended
March 31, 2026 and 2025, respectively, were considered in the provisions for current and deferred income taxes.

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	2,814	2,951
Tax effects of:
Nondeductible expenses	27	108
Special deductible items and loss (income) subject to lower tax	27	(120)
Income subject to final tax	(34)	(39)
Net movement in unrecognized deferred income tax assets and other adjustments	(35)	(43)
Difference between Optional Standard Deduction (OSD) and itemized deductions	(99)	(78)
Income not subject to income tax	(106)	(18)
Equity share in net income of associates and joint ventures	(255)	(21)
Actual provision for income tax	2,339	2,740

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at
March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Accumulated provision for expected credit losses	2,040	2,001
NOLCO	706	718
Provisions	619	621
Customer list and trademark	334	365
Lease liability over ROU assets under IFRS 16	32	21
Accumulated write-down of inventories to net realizable values	14	15
Unearned revenues	11	10
Excess MCIT over RCIT	7	6
Derivative financial instruments	(1)	56
Pension and other employee benefits	(14)	(15)
Unrealized foreign exchange gains	(105)	(79)
	3,643	3,719
Unrecognized deferred income tax assets	916	934

In 2025, DMPI and Vitro availed the OSD method in computing their taxable income. This assessment is based on projected taxable profits at a level where it is favorable to use OSD method. These companies are also expected to avail of the OSD method in the foreseeable future. Thus, certain deferred income tax assets of DMPI and Vitro amounting to Php95 million and Php82 million as at March 31, 2026 and December 31, 2025, respectively, were not recognized.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2026 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2021(1)	December 31, 2026	—	41
December 31, 2023	December 31, 2026	1	626
December 31, 2024	December 31, 2027	1	52
December 31, 2025	December 31, 2028	17	65
March 31, 2026	December 31, 2029	3	461
		22	1,245
Consolidated tax benefits		22	311
Consolidated unrecognized deferred income tax assets		(7)	(176)
Consolidated recognized deferred income tax assets		15	135

(1) Under R.A. 11494.

The excess MCIT totaling Php22 million as at March 31, 2026 can be deducted against future RCIT liability. The excess MCIT that was deducted against RCIT amounted to Php14 million and Php8 million for the three months ended
March 31, 2026 and 2025, respectively.

NOLCO totaling Php1,245 million as at March 31, 2026 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php41 million and Php688 million for the three months ended March 31, 2026 and 2025, respectively.

Republic Act No. 11494 Bayanihan to Recover as One Act, or Bayanihan II

Republic Act No. 11494, otherwise known as the Bayanihan to Recover as One Act, or Bayanihan II, was signed by former President Rodrigo Duterte on September 11, 2020. It contains the government’s second wave of relief measures to address the health and economic crises that stemmed from the COVID-19 outbreak.

As part of mitigating the costs and losses stemming from the disruption of economic activities, Bayanihan II extended the carry-over of the NOLCO incurred in 2021 as deductions from gross income for the next five consecutive taxable years immediately following the year of the loss. Hence, NOLCO incurred in 2021 amounting to Php41 million, which ordinarily can be carried over until December 31, 2025, has been extended until December 31, 2026.

Registration with Clark Special Economic Zone

ClarkTel’s franchise expired on July 1, 2024. Prior to the expiration, ClarkTel’s Board of Directors applied for a national franchise. The franchise application has been filed and for evaluation of Congress as of report date. Considering the timeline for the national franchise grant, ClarkTel also applied for VAS license with the NTC to ensure continued services to subscribers. The license was approved on November 20, 2024 with a validity period of up to November 19, 2029.

ClarkTel is registered with Clark Special Economic Zone, or Economic Zones, under Republic Act No. 7227 otherwise known as the Bases Conversion and Development Act of 1992. As a registrant, ClarkTel is entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in Republic Act No. 7227. These incentives are in effect until
May 11, 2027 by virtue of a License to Operate issued by Clark Development Corporation.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

BEPS 2.0 Pillar Two Impact Assessment

The Organization for Economic Co-operation and Development (OECD) has issued the Global Anti-Base Erosion (GLoBE) Model Rules (Pillar Two), which establish a 15% minimum effective tax rate on a jurisdictional basis. The rules apply to Multinational Enterprise (MNE) Groups with consolidated annual revenues of at least Euro 750 million in at least two (2) of the four (4) fiscal years immediately preceding the tested fiscal year. The Group is within the scope of the Pillar Two Model Rules. For the period ended December 31, 2025, the Group has applied the IASB amendment to IAS 12, Income Taxes, which provides a mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two.

The Pillar Two legislation has been enacted by some of the jurisdictions in which the Group operates effective for financial year beginning on or after January 1, 2025. The Group has performed assessment of its potential exposure based on the 2025 financial information for the constituent entities in the Group. There are a limited number of jurisdictions where the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two model rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows.

8. Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2026 and 2025:

	March 31,
	2026		2025
	(Unaudited)
	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to common shares	8,869	8,869	9,025	9,025
Dividends on preferred shares (Note 19)	(14)	(14)	(14)	(14)
Consolidated net income attributable to common equity holders of PLDT	8,855	8,855	9,011	9,011

	(in thousands, except per share amounts which are in pesos)
Outstanding common shares at beginning of period	216,056	216,056	216,056	216,056
Weighted average number of common shares	216,056	216,056	216,056	216,056

EPS attributable to common equity holders of PLDT	40.98	40.98	41.71	41.71

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares), by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised, convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options has an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.
Property and Equipment

Changes in property and equipment account for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	Cable and wire facilities	Central equipment	Network facilities	Building and lease improvement	Vehicles, furniture and other network equipment	Land and land improvements	IT systems and platforms	Security platforms	Property under construction	Total
	(in million pesos)
March 31, 2026 (Unaudited)
Net book value at beginning of the period	102,817	154	116,181	13,780	1,993	3,806	19,610	840	68,808	327,989
Additions (Note 4)	10	—	—	2	81	—	142	—	8,948	9,183
Disposals/retirements	—	—	—	—	(9)	—	—	—	—	(9)
Reclassification	1,912	—	2,972	189	136	(1)	493	106	(5,805)	2
Depreciation and amortization (Note 3)	(2,677)	(26)	(5,382)	(216)	(182)	(11)	(1,310)	(73)	—	(9,877)
Net book value at end of the period	102,062	128	113,771	13,755	2,019	3,794	18,935	873	71,951	327,288
As at March 31, 2026 (Unaudited)
Cost	329,575	512	386,989	35,373	34,994	4,300	66,753	2,295	71,951	932,742
Accumulated depreciation, impairment and amortization	(227,513)	(384)	(273,218)	(21,618)	(32,975)	(506)	(47,818)	(1,422)	—	(605,454)
Net book value	102,062	128	113,771	13,755	2,019	3,794	18,935	873	71,951	327,288

December 31, 2025 (Audited)
Net book value at beginning of the period	101,265	257	116,506	7,304	1,971	4,474	17,210	864	68,218	318,069
Additions (Note 4)	882	—	723	97	367	—	273	—	51,935	54,277
Disposals/retirements	(6)	—	(4)	(3)	(68)	(1)	—	—	—	(82)
Reclassification	11,158	—	23,581	7,141	448	(614)	6,977	258	(51,345)	(2,396)
Translation differences charged directly to cumulative translation adjustments	1	—	1	—	—	—	—	—	—	2
Depreciation and amortization (Note 3)	(10,483)	(103)	(24,626)	(759)	(725)	(53)	(4,850)	(282)	—	(41,881)
Net book value at end of the period	102,817	154	116,181	13,780	1,993	3,806	19,610	840	68,808	327,989
As at December 31, 2025 (Audited)
Cost	327,658	513	384,033	35,183	35,463	4,301	66,115	2,189	68,808	924,263
Accumulated depreciation, impairment and amortization	(224,841)	(359)	(267,852)	(21,403)	(33,470)	(495)	(46,505)	(1,349)	—	(596,274)
Net book value	102,817	154	116,181	13,780	1,993	3,806	19,610	840	68,808	327,989

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php638 million and
Php608 million for the three months ended March 31, 2026 and 2025, respectively. See Note 5 – Income and Expenses – Financing Costs – Net. The average interest capitalization rate used was approximately 5% for the three months ended
March 31, 2026 and 2025.

Our net foreign exchange gains, which qualified as borrowing costs, amounted to Php173 million and Php37 million for the three months ended March 31, 2026 and 2025, respectively.

As at March 31, 2026, the estimated useful lives of our property and equipment are as follows:

Cable and wire facilities	5 – 25 years
Central equipment	10 years
Network facilities	3 – 20 years
Buildings	25 – 50 years
Vehicles, furniture and other network equipment	3 – 15 years
Land improvements	10 years
IT systems and platforms	3 – 20 years
Security platforms	3 – 5 years
Leasehold improvements	3 – 10 years or the term of the lease, whichever is shorter

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating useful lives of property and equipment.

Sale and Leaseback of Telecom Towers

On various dates in 2022 and 2023, Smart and DMPI signed Sale and Purchase Agreements with Edotco Towers, Inc., Edgepoint Towers, Inc., Unity Digital Infrastructure and Frontier Tower Associates Philippines, Inc., or collectively the TowerCos, in connection with the sale of 7,569 telecom towers and related passive telecommunication infrastructure for Php98,309 million.

Concurrent with the execution of the Sale and Purchase Agreements, Smart also entered into Master Service Agreements, or MSAs, with the TowerCos wherein Smart agreed to lease back the towers sold in the transaction for a period of 10 years. In addition to space, the TowerCos are responsible for providing operations and maintenance services, as well as power to the sites. The sale and leaseback with the TowerCos is complemented by a commitment to place service orders for a total of 2,270 Build-To-Suit, or BTS, sites within the next two to four years. Thus, total committed BTS sites with the TowerCos is 2,270 sites. The closing of the agreements is on a staggered basis depending on the satisfaction of closing conditions based on the number of towers transferred.

The following summarizes the completed sale of Smart and DMPI telecom towers as at March 31, 2026:

Closing Date	Number of Tower Assets Sold	Cash Consideration	Gain on Sale and Leaseback
		(in million pesos)	(in million pesos)
2022	4,665	60,492	25,234
2023	1,705	22,465	7,467
2024	356	4,362	1,471
2025	89	1,068	859
	6,815	88,387	35,031	(1)

(1) Gross of related transaction costs.

The remaining telecom towers with net book value of Php4,162 million as at March 31, 2026 and December 31, 2025, subject to sale and purchase agreement within one year, were reclassified from “Property and equipment” to “Assets classified as held-for-sale” under current assets in our consolidated statement of financial position.

10.
Leases

Group as a Lessee

We have lease contracts for various items of sites, buildings, leased circuits and poles used in our operations. We considered in the lease term the non-cancellable period of the lease together with the periods covered by an option to extend and option to terminate the lease.

Our consolidated estimated useful lives of ROU assets as at March 31, 2026 are as follows:

Sites	1 – 30 years
International leased circuits	2 – 19 years
Poles	2 – 12 years
Domestic leased circuits	2 – 10 years
Office buildings	1 – 25 years
Co-located sites	4 – 7 years

Our consolidated roll forward analysis of ROU assets as at March 31, 2026 and December 31, 2025 are as follows:

	Sites	International Leased Circuits	Poles	Domestic Leased Circuits	Office Buildings	Co-located Sites	Total
	(in million pesos)
March 31, 2026 (Unaudited)
Costs:
Balances at beginning of the period	57,596	5,722	6,168	2,919	1,364	58	73,827
Additions (Note 28)	985	29	27	27	75	—	1,143
Asset retirement obligation	12	—	—	—	1	—	13
Modifications	(145)	4	5	4	6	—	(126)
Terminations	(189)	(46)	(44)	(1)	(17)	—	(297)
Balances at end of the period	58,259	5,709	6,156	2,949	1,429	58	74,560

Accumulated depreciation and amortization:
Balances at beginning of the period	(16,755)	(2,710)	(2,530)	(1,999)	(1,014)	(42)	(25,050)
Modifications	(19)	—	—	—	(3)	—	(22)
Terminations	103	29	45	2	16	—	195
Depreciation (Note 3)	(1,618)	(227)	(294)	(115)	(78)	(3)	(2,335)
Balances at end of the period	(18,289)	(2,908)	(2,779)	(2,112)	(1,079)	(45)	(27,212)
Net book value at the end of the period	39,970	2,801	3,377	837	350	13	47,348

December 31, 2025 (Audited)
Costs:
Balances at beginning of the period	44,047	5,055	5,336	2,637	1,301	61	58,437
Additions (Note 28)	16,227	2,535	1,079	596	371	—	20,808
Asset retirement obligation	73	—	—	—	24	—	97
Modifications	8	96	164	4	(6)	—	266
Terminations	(2,504)	(1,964)	(411)	(318)	(326)	(3)	(5,526)
Reclassification to ROU assets classified as held-for-sale	(255)	—	—	—	—	—	(255)
Balances at end of the period	57,596	5,722	6,168	2,919	1,364	58	73,827

Accumulated depreciation and amortization:
Balances at beginning of the period	(11,608)	(3,110)	(1,739)	(1,810)	(1,010)	(49)	(19,326)
Modifications	6	—	—	—	19	—	25
Terminations	1,321	1,307	405	231	305	18	3,587
Depreciation (Note 3)	(6,419)	(907)	(1,196)	(420)	(328)	(11)	(9,281)
Reclassification to ROU assets classified as held-for-sale	(55)	—	—	—	—	—	(55)
Balances at end of the period	(16,755)	(2,710)	(2,530)	(1,999)	(1,014)	(42)	(25,050)
Net book value at the end of the period	40,841	3,012	3,638	920	350	16	48,777

The following amounts are recognized in our consolidated income statements for the three months ended March 31, 2026 and 2025:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Depreciation expense of ROU assets	2,335	2,097
Interest expense on lease liabilities	1,096	986
Variable lease payments (included in general operating costs)	183	121
Expenses relating to short-term leases (included in general operating costs)	142	192
Total amount recognized in consolidated income statements	3,756	3,396

Our consolidated roll forward analysis of lease liabilities as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	64,173	54,038
Additions (Note 28)	1,143	20,800
Accretion on lease liabilities (Note 5)	1,096	4,579
Foreign exchange gains – net	94	33
Reclassification to lease liabilities classified as held-for-sale	—	(20)
Termination	(15)	(1,216)
Lease modifications	(125)	287
Settlement of obligations	(4,530)	(14,328)
Balances at end of the period (Notes 3 and 28)	61,836	64,173
Less: Current portion of lease liabilities (Note 27)	9,679	8,897
Noncurrent portion of lease liabilities (Note 27)	52,157	55,276

We had total cash outflows for leases of Php4,530 million and Php3,829 million for the three months ended March 31, 2026 and 2025, respectively. We had non-cash additions to ROU assets of Php1,143 million and Php20,808 million and lease liabilities of Php1,143 million and Php20,800 million for the three months ended March 31, 2026 and for the year ended December 31, 2025, respectively. The future cash outflows relating to leases that have not yet commenced are disclosed in Note 28 – Notes to the Statements of Cash Flows.

We have entered into several lease contracts that include automatic extension and termination options. These options are negotiated by us to provide flexibility in managing the leased-asset portfolio and aligning with our business needs. However, in some of these lease contracts, we did not impute the renewal period in our assessment of the lease terms of these contracts since said renewal period is not yet reasonably estimable at the time of transition or commencement date of the lease. See Note 3 – Managements Use of Accounting Judgments, Estimates and Assumptions – Determining the lease term of contracts with renewal and termination options – Company as a Lessee.

As disclosed in Note 9 – Property and Equipment, on the sale and leaseback of telecom towers, Smart and DMPI signed Sale and Purchase Agreements with the TowerCos in connection with the sale of 7,569 telecom towers and related passive telecom infrastructure, with the concurrent execution of MSAs with the TowerCos where Smart has agreed to lease back the towers sold in the transaction for a period of 10 years.

In 2022, 2023, 2024 and 2025, the MSAs covering the leaseback arrangements of 4,665, 1,705, 356 and 89 telecom towers, respectively, became effective. As a result, we recognized cumulative lease liability of Php40,824 million and cumulative ROU assets of Php24,759 million as at March 31, 2026.

The ROU assets relating to leasehold land with net book value of Php2,329 million and Php2,258 million, and the related lease liabilities amounting to Php1,611 million and Php1,625 million were respectively reclassified as “Assets classified as held-for-sale” under current assets and “Liabilities associated with assets classified as held-for-sale” under current liabilities in our consolidated statement of financial position as at March 31, 2026 and December 31, 2025, respectively.

Common Tower Pilot, or CTP, Program

The CTP Program, established by Smart in January 2020, in partnership with several TowerCos duly accredited by the DICT aims to accelerate new site rollouts and reduce upfront the capital expenditures spending.

Under the MSAs, TowerCos will handle site acquisition and permitting, site development works, construction and permanent electrification of the towers. Effective 30 days after the sites are Ready For Telecommunication Installation, or RFTI, Smart will be liable to settle a monthly fixed fee covering rental and maintenance costs for a contract term of 15 years. The monthly fee will be subject to agreed escalation rates with TowerCos. As anchor tenant, Smart will also be entitled to colocation discounts when additional tenants come on board.

Upon launching of the program, the original CTP commitment covered 200 sites. As at March 31, 2026, Smart has issued service orders, or SOs, corresponding to 434 sites. As at March 31, 2026 and December 31, 2025, 434 and 433 sites are ready for service, respectively. All are classified as RFTI.

Group as a Lessor

We have entered into operating leases on our investment property portfolio consisting of certain office buildings and business offices. See Note 13 – Investment Properties. These leases have a term of five years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions. The lessee is also required to provide a residual guarantee on the properties. Rental income recognized amounted to nil and Php16 million for the three months ended March 31, 2026 and 2025, respectively.

Future minimum rentals receivable under non-cancellable operating leases expected within one year amounted to nil and Php62 million as at March 31, 2026 and December 31, 2025, respectively, and after one year but not more than five years amounted to nil as at both March 31, 2026 and December 31, 2025.

11.
Investments in Associates and Joint Ventures

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	8,706	8,706
MIH	8,484	7,411
Individually immaterial associates	2,994	3,034
	20,184	19,151
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,973	32,990
Individually immaterial joint ventures	559	284
	33,532	33,274
Total carrying value of investments in associates and joint ventures	53,716	52,425

Changes in the cost of investments for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	68,092	68,010
Additions	272	779
Disposals	—	(97)
Return of capital	—	(600)
Translation and other adjustments	11	—
Balances at end of the period	68,375	68,092

Changes in the accumulated impairment losses for the three months ended March 31, 2026 and for the year ended
December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	2,763	2,763
Balances at end of the period	2,763	2,763

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	(12,904)	(12,483)
Equity share in net earnings (losses) of associates and joint ventures:	1,023	(428)
MIH	1,078	681
MediaQuest PDRs	—	(480)
VTI, Bow Arken and Brightshare	(17)	(85)
Individually immaterial associates and joint ventures	(38)	(544)
Disposals	—	9
Translation and other adjustments	(15)	(2)
Balances at end of the period	(11,896)	(12,904)

Investments in Associates

Investment of ePLDT in MediaQuest PDRs

ePLDT made various investments in PDRs issued by Mediaquest in relation to its direct interest in Satventures and indirect interest in Cignal TV through Satventures. These investments in PDRs provided ePLDT with a 64% economic interest in Cignal TV.

Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest, an entity incorporated in the Philippines. It operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php8,706 million each as at March 31, 2026 and December 31, 2025, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures/Cignal TV as at March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026 and 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	23,596	22,546
Current assets	6,777	6,596
Noncurrent liabilities	1,904	1,350
Current liabilities	13,865	13,188
Equity	14,604	14,604
Carrying amount of interest in Satventures/Cignal TV	8,706	8,706
Additional Information:
Cash and cash equivalents	202	405
Current financial liabilities(1)	4,546	4,077
Noncurrent financial liabilities(1)	875	965

(1)
Excluding trade, other payables and provisions.

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,439	1,897
Depreciation and amortization	355	366
Interest income	27	13
Interest expense	131	93
Benefit from income tax	(115)	(20)
Net loss / Total comprehensive loss	—	30
Equity share in net losses of Satventures/Cignal TV	—	—

The carrying amount of Satventures’ investment as at March 31, 2026 and December 31, 2025 are as follows.

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Satventures’/Cignal TV's equity	14,604	14,604
Deposit for future stock subscription	(1,000)	(1,000)
Satventures’/Cignal TV’s net equity	13,604	13,604
Satventures’/Cignal TV’s noncontrolling interest	64%	64%
Carrying amount of interest in Satventures/Cignal TV	8,706	8,706

Investment of PCEV in MIH

The following summarizes the subscription agreements entered into by PCEV with MIH:

Date	Agreement	Number of Shares	Total Consideration	PCEV's Equity Interest
		(in millions)
March 14, 2018	Acquisition of Ordinary Shares	53.4	465	100.00%
March 14, 2018	Subscription of Ordinary Shares	95.9	3,806	100.00%
December 31, 2020	Conversion of notes to Class A2 preference shares	7.9	544	43.97%
March 12, 2021	Exercise of warrants to subscribe to Class A2 preference shares	6.7	447	41.87%
June 11, 2021	Subscription to Class B convertible preferred shares	15.6	1,218	38.45%
April 7, 2022	Subscription to Class C convertible preferred shares	27.2	3,252	36.82%
December 13, 2023	Subscription to Class C2 convertible preferred shares	12.3	1,563	36.97%
April 5, 2024	Subscription to Class C2 convertible preferred shares	6.7	857	37.66%

Additional Investment in MIH

PCEV’s percentage equity interest in MIH stood at 37.66% as at March 31, 2026 and December 31, 2025.

The summarized financial information of MIH as at March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026 and 2025 is shown below:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	12,577	9,798
Current assets	21,285	30,261
Noncurrent liabilities	2,129	1,523
Current liabilities	20,516	29,499
Equity	11,217	9,037
Carrying amount of interest in MIH	8,484	7,411
Additional Information:
Cash and cash equivalents	4,436	7,375
Current financial liabilities(1)	19,840	29,194

(1) Excluding statutory payables and accrued taxes.

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	3,774	4,467
Depreciation and amortization	150	123
Interest income	52	48
Provision for income tax	627	33
Net gain/Total comprehensive gain	2,861	381
Equity share in net income of MIH (1)	1,078	143

(1) 2026 and 2025 amounts include impact of 2025 and 2024 audit adjusting entries, respectively.

The carrying value of PCEV’s investment in MIH as at March 31, 2026 and December 31, 2025 are as follows.

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
MIH Equity(1)	9,799	6,623
PCEV's noncontrolling interests	37.66%	37.66%
Share in net assets of MIH	3,690	2,494
Goodwill arising from acquisition	4,794	4,917
Carrying amount of interest in MIH	8,484	7,411

(1) Net of Php1,418 million and Php2,413 million Employee Share Stock Option in 2026 and 2025, respectively.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

The Company’s acquisition of a 50% equity interest in the telecommunications business of San Miguel Corporation, or SMC, through the VTI, Bow Arken, and Brightshare Transactions (collectively, the SMC Transactions), was approved by the Board on May 30, 2016. Globe acquired the remaining 50%. PLDT and Globe executed separate Share Purchase Agreements to acquire the equity, outstanding advances, and assumed liabilities of these entities.

The total consideration of Php52.8 billion was paid in three tranches: 50% on May 30, 2016, 25% on December 1, 2016, and 25% on May 30, 2017. Under the agreements, PLDT and Globe, through VTI, Bow Arken, and Brightshare, also assumed liabilities amounting to Php17.2 billion from May 30, 2016, subject to a price adjustment mechanism. Following confirmatory due diligence, both parties paid the previous owners a net adjustment of Php2.6 billion on
May 29, 2017.

As part of the SMC Transactions, PLDT and Globe also acquired certain outstanding advances from the previous owners, the largest of which amounted to Php11,359 million, comprising Php11,038 million from VTI and its subsidiaries,
Php238 million from Bow Arken, and Php83 million from Brightshare.

PLDT and Globe each subscribed to preferred shares of VTI as follows: (a) February 28, 2017: 2.8 million preferred shares at Php4,000 per share (Php11,040 million per party), paid by applying assigned advances; (b) February 28, 2017: 800 thousand additional preferred shares at Php4,000 per share (Php3,200 million per party), with Php148 million paid in cash and the balance settled by year-end 2017; and (c) December 15, 2017: 600 thousand preferred shares at Php5,000 per share (Php3,000 million per party), partly paid in cash and the balance settled through conversion of advances.

All subscription payments were fully paid as at December 31, 2017. The amount of the advances outstanding of PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to nil as at March 31, 2026 and December 31, 2025.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026 and 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,141	77,344
Current assets	4,613	4,486
Noncurrent liabilities	9,433	9,448
Current liabilities	2,617	2,651
Equity	69,704	69,731
Carrying amount of assets in VTI, Bow Arken and Brightshare	32,973	32,990
Additional Information:
Cash and cash equivalents	2,063	2,006
Current financial liabilities (1)	59	122

(1) Excluding trade, other payables and provisions.

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	1,346	1,024
Depreciation and amortization	488	488
Interest income	18	33
Provision for income tax	21	4
Net loss / Total comprehensive loss	(33)	(44)
Equity share in net loss of VTI, Bow Arken and Brightshare	(17)	(22)

The carrying value of PLDT’s investment in VTI, Bow Arken and Brightshare as at March 31, 2026 and
December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
VTI, Bow Arken and Brightshare equity	69,704	69,731
PLDT's share	50%	50%
Share in net assets of VTI, Bow Arken and Brightshare	34,852	34,866
Share in adjustment based on liability and ETPI net cash balance	442	442
Reimbursements	(393)	(393)
Share in SMC's advances in VTI, Bow Arken and Brightshare	(840)	(840)
Non-controlling interests	(1,060)	(1,118)
Others	(28)	33
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,973	32,990

Notice of Transaction filed with the PCC

Prior to the closing of the transaction on May 30, 2016, PLDT, Globe, and SMC each submitted separate notices to the Philippine Competition Commission (PCC) covering the VTI, Bow Arken, and Brightshare transactions, respectively, pursuant to the Philippine Competition Act (PCA) and PCC Circular Nos. 16-001 and 16-002 (the “Circulars”). Under the Circulars, such transactions are deemed approved upon the PCC’s receipt of complete and compliant notices.

On June 6 and 7, 2016, the PCC informed the parties that: (a) with respect to the VTI transaction, the notice was deficient in form and substance and therefore not deemed approved, as key terms were allegedly missing and certain agreements potentially prohibited; and (b) with respect to the Bow Arken and Brightshare transactions, compulsory notification under the Circulars was inapplicable, and in any case, the notices were also deemed deficient.

In its response dated June 10, 2016, PLDT maintained that its notice was complete, sufficient, and compliant, and that the VTI transaction was therefore deemed approved under Section 23 of the PCA and not subject to retroactive review. PLDT further stated that the parties had taken measures to prevent any substantial lessening of competition, including the relinquishment and co-use of certain frequencies among Smart, BellTel, and Globe. For transparency, PLDT and the other parties voluntarily furnished the PCC with copies of the Sale and Purchase Agreements.

Despite this response, the PCC, in a letter dated June 17, 2016, required the parties to submit additional documents relating to the co-use arrangements and other definitive agreements, and disregarded the transaction’s deemed-approved status under the Circulars, indicating its intent to conduct a full review or investigation of the transaction.

In the Matter of the Petition against the PCC

PLDT’s Petition for Certiorari and Prohibition before the Court of Appeals (CA) against the Philippine Competition Commission (PCC), which challenged the PCC’s review of PLDT’s and Globe’s acquisition of SMC’s telecommunications business (the “SMC Transactions”), was decided by the CA in October 2017 in favor of PLDT and Globe. The CA permanently enjoined the PCC from conducting any pre-acquisition review or investigation, set aside the PCC’s letters directing such review, and declared the SMC Transactions “deemed approved” under the Philippine Competition Act and the PCC’s transitory rules. The CA, however, clarified that the PCC retained authority to conduct post-acquisition reviews to address any anti-competitive conduct.

The PCC elevated the case to the Supreme Court via a Petition for Review on Certiorari, which was consolidated with an earlier PCC petition to annul the CA’s writ of preliminary injunction. The Supreme Court proceedings have since involved multiple submissions and motions by the parties, and the consolidated petitions remain pending resolution.

The Supreme Court has not yet issued a final decision on the consolidated cases. The most recent action was the Court’s February 8, 2021 Resolution, noting the Consolidated Reply filed by petitioners in a related docket (G.R. No. 242352). No further order or resolution has been promulgated since. As of the date of this report, the matter remains pending before the Supreme Court.

Return of Capital from VTI

On September 2, 2025, the Board of Directors of VTI authorized to partially redeem a portion of its issued and outstanding redeemable preferred shares issued to PLDT and Globe consisting of an aggregate of 265,420 preferred shares (132,710 shares per party) at a redemption price of Php4 thousand per share or an aggregate redemption price of

Php1,062 million (Php531 million per party). Additionally, the Board of Directors of VTI agreed to return the deposits for future stock subscription in the amount of Php138 million (Php69 million per party) as it no longer desires to convert the said deposits into equity.

Individually immaterial associates and joint ventures

As at March 31, 2026 and December 31, 2025, following are the carrying values of individually immaterial associates and joint ventures:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Individually immaterial associates:
Radius	1,693	1,679
Kayana	1,301	1,355
	2,994	3,034
Individually immaterial joint ventures:
DFTI	508	238
Telecommunications Connectivity, Inc.	43	42
PFC/VFC	8	4
	559	284
Total individually immaterial associates and joint ventures	3,553	3,318

The summarized financial information of individually immaterial associates and joint ventures as at March 31, 2026 and December 31, 2025, and for the three months ended March 31, 2026 and 2025 is shown below:

	Associates		Joint Ventures
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	8,175	8,259	5,459	4,848
Current assets	2,948	3,331	178	173
Noncurrent liabilities	861	863	3,362	2,960
Current liabilities	4,500	5,052	465	678
Equity	5,762	5,675	1,810	1,383
Carrying amount of interest in individually immaterial associates and joint ventures	2,994	3,034	559	295
Additional Information:
Cash and cash equivalents	1,059	1,517	99	54
Current financial liabilities	1,061	1,201	465	1,210
Noncurrent financial liabilities	—	385	3,362	2,346

	Associates		Joint Ventures
	March 31,		March 31,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
	(in million pesos)
Income Statements:
Revenues	918	934	8	9
Depreciation and amortization	218	278	1	1
Interest income	12	11	—	—
Interest expense	(9)	(14)	—	—
Other comprehensive income (loss)	(268)	(138)	195	2
Provision for income tax	16	15	—	—
Net income (loss) / Total comprehensive income (loss)	(268)	(138)	195	2
Equity share in net income (losses) of individually immaterial associates and joint ventures	(40)	(38)	2	—

12.
Debt Instruments at Amortized Cost

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Retail Treasury Bonds	340	340
ASENSO Bonds	100	—
Fixed Rate Treasury Notes, or FXTN	10	30
	450	370
Less: Current portion of debt instrument at amortized cost (Note 27)	40	20
Noncurrent portion of debt instrument at amortized cost (Note 27)	410	350

Retail Treasury Bonds

On December 2, 2021, PLDT and Smart purchased at par a 5.5-year Retail Treasury Bond Tranche 26 with face value of Php300 million maturing on June 2, 2027. The bond has a gross coupon rate of 4.6250% payable on a quarterly basis. Interest income, recognized on this investment amounted to Php2.8 million each for the three months ended
March 31, 2026 and 2025, respectively. The carrying value of this investment amounted to Php300 million each as at
March 31, 2026 and December 31, 2025.

On March 4, 2022, PLDT and Smart purchased at par a five-year Retail Treasury Bond Tranche 27 with face value of
Php40 million maturing on March 4, 2027. The bond has a gross coupon rate of 4.8750% payable on a quarterly basis. Interest income, recognized on this investment amounted to Php390 thousand each for the three months ended
March 31, 2026 and 2025. The carrying value of this investment amounted to Php40 million each as at March 31, 2026 and December 31, 2025.

ASENSO Bonds

On February 16, 2026, PLDT and Smart purchased at par a 1.5-year Landbank ASENSO Bonds Series B with face value of Php100 million maturing on August 16, 2027. The bond has a gross coupon rate of 5.1714% payable on a quarterly basis. Interest income, recognized on this investment amounted to Ph517 thousand for the three months ended
March 31, 2026. The carrying value of this investment amounted to Php100 million as at March 31, 2026.

FXTN

On June 3, 2022, Smart purchased at a discount a three-year FXTN 03-27 with face value of Php25 million which matured on April 7, 2025. The bond has a gross coupon rate of 4.25% payable on a semi-annual basis. Interest income, recognized on this investment amounted to nil and Php213 thousand for the three months ended March 31, 2026 and 2025, respectively.

On June 16, 2022, Smart purchased at a premium a seven-year FXTN 07-67 with face value of Php10 million maturing on May 19, 2029. The bond has a gross coupon rate of 6.5% payable on a semi-annual basis. Interest income, recognized on this investment amounted to Php130 thousand each for the three months ended March 31, 2026 and 2025. The carrying value of this investment amounted to Php10 million each as at March 31, 2026 and December 31, 2025.

On July 7, 2022, PLDT and Smart purchased at a premium a four-year FXTN 07-62 with face value of Php20 million which matured on February 14, 2026. The bond has a gross coupon rate of 6.25% payable on a semi-annual basis. Interest income, recognized on this investment amounted to Php111 thousand and Php239 thousand for the three months ended March 31, 2026 and 2025, respectively. The carrying value of this investment amounted to nil and Php20 million as at March 31, 2026 and December 31, 2025, respectively.

13.
Investment Properties

Changes in investment properties account for the three months ended March 31, 2026 and for the year ended
December 31, 2025 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
March 31, 2026 (Unaudited)
Balances at beginning of the period	7,070	89	630	7,789
Net gains from fair value adjustments charged to profit or loss	289	113	20	422
Transfers from property and equipment	1	—	—	1
Net gains from fair value adjustments charged to other comprehensive income	1	—	—	1
Disposals during the period	(72)	(6)	—	(78)
Balances at end of the period	7,289	196	650	8,135

December 31, 2025 (Audited)
Balances at beginning of the period	2,882	12	106	3,000
Net gains (losses) from fair value adjustments charged to other comprehensive income	3,386	(90)	298	3,594
Transfers from property and equipment - net	464	168	219	851
Net gains (losses) from fair value adjustments charged to profit or loss	346	(1)	7	352
Disposals during the period	(8)	—	—	(8)
Balances at end of the period	7,070	89	630	7,789

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by independent firms of appraisers, who are industry specialists in valuing these types of investment properties.

The valuation for land was based on a market approach valuation technique using price per square meter. The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development. The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to
Php25 million and Php27 million for the three months ended March 31, 2026 and 2025.

Rental income relating to investment properties that are being leased and included as part of other miscellaneous income amounted to nil and Php16 million for the three months ended March 31, 2026 and 2025, respectively. See
Note 10 – Leases.

The above investment properties were categorized under Level 2 and Level 3 of the fair value hierarchy. There were no transfers in and out of Level 2 and Level 3 of the fair value hierarchy.

Significant increases or decreases in price per square meter for land, current material and labor costs of improvements would result in a significantly higher or lower fair value measurement.

14.
Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	Intangible Assets with	Intangible Assets with Finite Life						Total Intangible Assets with	Total		Total Goodwill and
	Indefinite Life	Trademark	Franchise	Licenses	Customer List	Spectrum	Others	Finite Life	Intangible Assets	Goodwill	Intangible Assets
		(in million pesos)
March 31, 2026 (Unaudited)
Costs:
Balances at beginning of the period	220	4,570	3,017	123	4,707	1,205	1,906	15,528	15,748	63,595	79,343
Additions during the period	—	—	—	—	—	—	55	55	55	—	55
Translation and other adjustments	—	2	—	—	—	—	4	6	6	—	6
Balances at end of the period	220	4,572	3,017	123	4,707	1,205	1,965	15,589	15,809	63,595	79,404
Accumulated amortization and impairment:
Balances at beginning of the period	—	4,570	2,638	123	4,697	1,205	1,035	14,268	14,268	654	14,922
Amortization during the period	—	—	46	—	1	—	26	73	73	—	73
Translation and other adjustments	—	2	—	—	—	—	2	4	4	—	4
Balances at end of the period	—	4,572	2,684	123	4,698	1,205	1,063	14,345	14,345	654	14,999
Net balances at end of the period	220	—	333	—	9	—	902	1,244	1,464	62,941	64,405
Estimated useful lives (in years)	—	—	16	—	6	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	2	—	4	—	3-10	—	—	—	—

December 31, 2025 (Audited)
Costs:
Balances at beginning of the period	220	4,565	3,017	135	4,703	1,205	1,689	15,314	15,534	63,595	79,129
Additions during the period	—	—	—	—	12	—	217	229	229	—	229
Translation and other adjustments	—	5	—	(12)	(8)	—	—	(15)	(15)	—	(15)
Balances at end of the period	220	4,570	3,017	123	4,707	1,205	1,906	15,528	15,748	63,595	79,343
Accumulated amortization and impairment:
Balances at beginning of the period	—	4,565	2,451	135	4,703	1,205	952	14,011	14,011	654	14,665
Amortization during the period	—	—	186	—	2	—	82	270	270	—	270
Translation and other adjustments	—	5	1	(12)	(8)	—	1	(13)	(13)	—	(13)
Balances at end of the period	—	4,570	2,638	123	4,697	1,205	1,035	14,268	14,268	654	14,922
Net balances at end of the period	220	—	379	—	10	—	871	1,260	1,480	62,941	64,421
Estimated useful lives (in years)	—	—	16	—	6	—	5-10	—	—	—	—
Remaining useful lives (in years)	—	—	2	—	5	—	3-10	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026			December 31, 2025
	(Unaudited)			(Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total
	(in million pesos)
Franchise	333	—	333	379	—	379
Customer list	—	229	229	—	230	230
Others	—	902	902	—	871	871
Total intangible assets	333	1,131	1,464	379	1,101	1,480
Goodwill	56,571	6,370	62,941	56,571	6,370	62,941
Total goodwill and intangible assets	56,904	7,501	64,405	56,950	7,471	64,421

The consolidated future amortization of intangible assets as at March 31, 2026 are as follows:

Year	(in million pesos)
2026(1)	231
2027	301
2028	118
2029	112
2030	98
2031 and onwards	384
1,244

(1) From April 1, 2026 to December 31, 2026

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of assets and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line and wireless segments. As at March 31, 2026, the PLDT Group’s goodwill comprised of goodwill resulting from PGIH’s acquisition of Multisys in 2022, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, cash inflows are not considered coming from independent groups of assets on a per Company basis due largely to the significant portion of shared and commonly used network/platform that generates related revenue. On the other hand, PLDT has the largest fixed line network in the Philippines. PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which are composed of high-capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web. With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage from a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are the lowest CGUs to which goodwill is to be allocated and tested for impairment given that the Fixed Line and Wireless operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless and Fixed Line CGUs have been determined using the value-in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors. The post-tax discount rates applied to cash flow projections are 9.01% for the Wireless and Fixed Line CGUs. Cash flows beyond the projection period of three years are determined using a 2.4% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry. Other key assumptions used in the cash flow projections include revenue growth rate and capital expenditures.

Based on the assessment of the VIU of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts. Hence, no impairment was recognized in relation to goodwill as at
March 31, 2026 and December 31, 2025.

15.
Cash and Cash Equivalents

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	7,278	10,497
Temporary cash investments (Note 27)	7,256	1,369
Total	14,534	11,866

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php47 million and Php44 million for the three months ended March 31, 2026 and 2025, respectively. See Note 5 – Income and Expenses.

16. Trade and Other Receivables

As at March 31, 2026 and December 31, 2025, this account consists of receivables from:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Corporate subscribers (Note 27)	21,746	21,373
Retail subscribers (Note 27)	19,676	19,369
Foreign administrations (Note 27)	1,602	1,615
Domestic carriers (Note 27)	196	208
Dealers, agents and others (Note 27)	8,739	7,699
	51,959	50,264
Less: Allowance for expected credit losses	19,700	18,897
	32,259	31,367

Trade and other receivables are noninterest-bearing and generally have settlement terms of 30 to 180 days.

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivable are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances to affiliates.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

The following table explains the changes in the allowance for expected credit losses as at March 31, 2026 and December 31, 2025:

	Retail Subscribers		Corporate Subscribers		Foreign Administrations		Domestic Carriers		Dealers, Agents and Others		Total
	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3	Stage 2	Stage 3
	Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Lifetime ECL		Total
	(in million pesos)
March 31, 2026 (Unaudited)
Balances at beginning of the period	723	10,529	2,873	3,816	18	66	—	—	153	719	3,767	15,130	18,897
Provisions	126	498	49	117	1	1	—	—	—	—	176	616	792
Translation adjustments	—	—	17	8	—	—	—	—	—	—	17	8	25
Reclassifications and reversals	2	12	(13)	(14)	(18)	18	—	—	2	(3)	(27)	13	(14)
Balances at end of the period	851	11,039	2,926	3,927	1	85	—	—	155	716	3,933	15,767	19,700

December 31, 2025 (Audited)
Balances at beginning of the period	576	9,290	2,400	3,513	14	63	—	—	606	734	3,596	13,600	17,196
Provisions	231	2,926	(83)	764	(6)	—	—	—	(1)	7	141	3,697	3,838
Translation adjustments	—	—	9	5	—	—	—	—	12	—	21	5	26
Write-offs	—	(1,760)	—	(446)	—	—	—	—	—	—	—	(2,206)	(2,206)
Reclassifications and reversals	(84)	73	547	(20)	10	3	—	—	(464)	(22)	9	34	43
Balances at end of the period	723	10,529	2,873	3,816	18	66	—	—	153	719	3,767	15,130	18,897

The significant changes in the balances of trade and other receivables and contract assets are disclosed in Note 5 – Income and Expenses, while the information about the credit exposures are disclosed in Note 27 – Financial Assets and Liabilities.

17.
Inventories and Supplies

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Cost:
Commercial	1,575	1,048
Network	1,638	1,716
Others	295	245
	3,508	3,009

Allowance for inventory obsolescence and write-down:
Commercial	325	308
Network	837	837
Others	18	21
	1,180	1,166

Net realizable value:
Commercial	1,250	740
Network	801	879
Others	277	224
Net balances at the end of the period	2,328	1,843

Changes in the allowance for inventory obsolescence and write-down for the three months ended March 31, 2026 and for the year ended December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Balances at beginning of the period	1,166	1,509
Provisions (Note 5)	6	23
Reversals	(1)	(290)
Cost of devices and accessories consumed, previously provided	(5)	(13)
Disposals and other adjustments	14	(63)
Balances at end of the period	1,180	1,166

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Cost of devices and accessories	2,053	2,236
Repairs and maintenance	151	84
Provision for inventory obsolescence	6	10
	2,210	2,330

18.
Prepayments and Other Non-Financial Assets

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Subscriber contract costs	25,590	26,906
Advances to suppliers and contractors	25,570	23,825
Prepaid taxes	5,419	5,228
Prepaid fees and licenses	2,568	1,947
Prepaid repairs and maintenance	1,046	541
Prepaid benefit costs (Note 25)	898	810
Prepaid rent	311	319
Prepaid insurance	151	145
Other prepayments	1,814	1,822
Other non-financial assets	1,066	1,134
	64,433	62,677
Less current portion of prepayments and other nonfinancial assets	17,171	16,191
Noncurrent portion of prepayments and other nonfinancial assets	47,262	46,486

Subscriber contract costs consist of the cost to obtain and cost to fulfill a contract with subscribers. Cost to obtain amounted to Php4,432 million and Php4,533 million as at March 31, 2026 and December 31, 2025, respectively. Amortization of cost to obtain, which is presented under selling and promotions, amounted to Php371 million and Php341 million for the three months ended March 31, 2026 and 2025, respectively. Costs to fulfill amounted to Php21,158 million and Php22,373 million as at March 31, 2026 and December 31, 2025, respectively. Amortization of cost to fulfill, which is presented under depreciation and amortization in the Income Statement, amounted to Php1,995 million and Php1,974 million for the three months ended March 31, 2026 and 2025, respectively.

Advances to suppliers and contractors are non-interest bearing and are to be applied to contractors’ subsequent progress billings for projects.

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid fees and licenses include advance payments for NTC license fees and unexpired portion of fees paid to the NTC.

19.
Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at March 31, 2026 and December 31, 2025 are as follows:

Capital Stock	Par Value	Number of Shares				Amount
	per Share (Php)	Authorized	Subscribed	Outstanding		(in million Php)
		(in millions)
Common Stock	5	234	219	216	[1]	1,093
Non-Voting Preferred Stock [2]	10	388	300	300		360
Voting Preferred Stock	1	150	150	150		150

(1) Net of 2.7 million treasury stock shares or Php6,505 million as at March 31, 2026 and December 31, 2025.

(2) 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid and with subscription payable amounting to Php2,640 million as at March 31, 2026 and December 31, 2025.

There were no changes in PLDT’s capital account for the three months ended March 31, 2026 and for the year ended
December 31, 2025.

Preferred Stock

Non-Voting Serial Preferred Stock

Pursuant to the PLDT Subscriber Investment Plan, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock on November 5, 2013, to be issued from
January 1, 2013 to December 31, 2015, and 20,000 shares as Series KK on January 26, 2016, to be issued from
January 1, 2016 to December 31, 2020 on (collectively, “SIP Shares”). On June 8, 2015, PLDT issued 870 shares of Series JJ. SIP shares earn cumulative dividends at an annual rate of 10% and may be converted into Common Stock of PLDT at a price 10% below the average market price over 30 trading days, subject to a minimum of par value. The Board of Directors may, at its sole discretion, adjust the conversion price in the event of a reclassification, change in outstanding Common Stock, consolidation, or merger. PLDT, at its discretion, may redeem Series JJ and KK SIP Shares five years after issuance, at par value plus any accrued dividends.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. This stock is non-voting, except as specifically provided by law, and is preferred in liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid, or declared, set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (comprising of NTT DOCOMO and NTT DOCOMO Business), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12.01%, 15.09% and 6.65%, respectively, which still holds as at
March 31, 2026. See Note 1 – Corporate Information.

Redemption of Preferred Stock

The Board of Directors approved the redemption, or the Redemption, of all outstanding shares of the following 10% Cumulative Convertible Preferred Stock as follows:

Date of Board Approval	Series	Amount set aside for Redemption Price	Amount set aside for Unclaimed Dividends	Date of Redemption	Redemption Period

September 23, 2011	A-FF	Php4,029 million	Php4,143 million	January 19, 2012	January 19, 2012 to January 19, 2022
May 8, 2012	GG	Php236 thousand	Php74 thousand	August 30, 2012	August 30, 2012 to August 30, 2022
January 29, 2013	HH (issued in 2007)	Php24 thousand	Php6 thousand	May 16, 2013	May 16, 2013 to May 16, 2023
January 28, 2014	HH (issued in 2008)	Php2 thousand	Php1 thousand	May 16, 2014	May 16, 2014 to May 16, 2024
January 26, 2016	II	Php4 thousand	__	May 11, 2016	May 11, 2016 to May 11, 2026
January 28, 2020	JJ	__	__	May 12, 2020	May 12, 2020 to May 12, 2030

PLDT set aside amounts required to fund the redemption price and unclaimed dividends for the Series A to JJ Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to JJ Shares, for a period of ten years from the date of redemption. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interest on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 20, 2022, RCBC returned to PLDT the remaining unclaimed balance of the Trust Account for the Series A to FF, amounting to Php7,839 million. Due to the prescription of PLDT’s obligations to pay the trust amounts for Series A to FF, income from prescription of preferred shares redemption liability of Php7,839 million was recognized in 2022.

All balances in the Trust Account have been fully withdrawn by PLDT, representing total payments made in connection with the redemption. On June 14, 2013, PLDT amended its Articles of Incorporation to decrease the authorized capital stock for its Non-Voting Serial Preferred Stock from 807.5 million shares to 388 million shares. See related disclosures below under Non-controlling interests - Perpetual Notes and Note 27 – Financial Assets and Liabilities.

Common Stock/Treasury Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program. There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the three months ended March 31, 2026 and 2025 are detailed as follows:

March 31, 2026 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 27, 2026	February 10, 2026	March 15, 2026	—	12
					12

Voting Preferred Stock	February 26, 2026	April 2, 2026	April 15, 2026	—	2
					2

Common Stock
Regular Dividend	February 26, 2026	March 26, 2026	April 16, 2026	46.00	9,939
					9,939
Charged to retained earnings					9,953

(1) Dividends were declared based on the total amount subscribed.

March 31, 2025 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	January 28, 2025	February 11, 2025	March 15, 2025	—	12
					12

Voting Preferred Stock	March 20, 2025	April 3, 2025	April 15, 2025	—	2
					2

Common Stock
Regular Dividend	February 27, 2025	March 13, 2025	April 3, 2025	47.00	10,155
					10,155
Charged to retained earnings					10,169

(1) Dividends were declared based on the total amount subscribed.

Our dividends declared after March 31, 2026 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV (1)	May 14, 2026	May 21, 2026	June 15, 2026	—	12
					12

Charged to retained earnings					12

(1) Dividends were declared based on the total amount subscribed.

20.
Interest-bearing Financial Liabilities

As at March 31, 2026 and December 31, 2025, this account consists of the following:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities ─
Long-term debt (Notes 27 and 28)	266,392	278,868

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 27 and 28)	28,770	15,880
Short-term debt (Notes 27 and 28)	300	300
	29,070	16,180

	295,462	295,048

Unamortized debt discount, representing debt premium, debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php1,804 million and Php1,891 million as at March 31, 2026 and December 31, 2025, respectively.

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2026 and for the year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	1,891	1,989
Additions	1	271
Revaluations	6	3
Accretion included as part of financing costs – net	(94)	(372)
Unamortized debt discount at end of the period	1,804	1,891

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at March 31, 2026 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2026(1)	10	637	14,863	15,500
2027	14	849	27,058	27,907
2028	28	1,699	20,028	21,727
2029	—	—	26,663	26,663
2030	14	850	24,193	25,043
2031 and onwards	600	36,407	144,019	180,426
Total long-term debt (Note 27)	666	40,442	256,824	297,266

(1) From April 1, 2026 to December 31, 2026.

Long-term Debt

As at March 31, 2026 and December 31, 2025, long-term debt consists of:

		March 31, 2026		December 31, 2025
		(Unaudited)		(Audited)
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Fixed Rate Notes	2.5000% to 3.4500% in 2026 and 2025	592	35,915	591	34,779
Term loan:
Unsecured Term Loan:	SOFR + 1.31161 % in 2026 and 2025	66	4,021	70	4,100
		658	39,936	661	38,879
Philippine Peso Debts:
Term Loans:
Unsecured Term Loans	4.2500% to 5.3500%; PHP BVAL + 0.4000% to 0.9000% (floor rate 4.5000% to 4.6250%) in 2026; 4.0000% to 5.3500%; PHP BVAL + 0.4000% to 1.0000% (floor rate 4.5000% to 4.6250%) in 2025		255,226		255,869
			255,226		255,869
Total long-term debt (Notes 27 and 28)			295,162		294,748
Less portion maturing within one year (Note 27)			28,770		15,880
Noncurrent portion of long-term debt (Note 27)			266,392		278,868

							Outstanding Amounts
							March 31, 2026				December 31, 2025
				Repurchase Amount			(Unaudited)				(Audited)
Loan Amount	Issuance Date	Trustee	Terms	Php	Dates	Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
				(in millions)			(in millions)
Fixed Rate Notes(1)

US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on January 23, 2031	—	—	—	297	(2)	18,040	(2)	297	(2)	17,468	(2)

US$300M	June 23, 2020	The Bank of New York Mellon, London Branch	Non-amortizing, payable in full upon maturity on June 23, 2050	—	—	—	295	(2)	17,875	(2)	294	(2)	17,311	(2)
							592		35,915		591		34,779

(1) The purpose of this loan is to refinance the existing loan obligations, prepay outstanding loans and partially finance capital expenditures.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

					Drawn Amount	Cancelled Undrawn Amount		Outstanding Amounts
								March 31, 2026				December 31, 2025
								(Unaudited)				(Audited)
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
U.S. Dollar Debts
Other Term Loans(1)

US$140M	March 4, 2020	PNB	Quarterly amortization rates equivalent to: (a) 2.5% of the total amount drawn payable on the first interest payment date up to the 28th interest payment date; (b) 5% of the total amount drawn payable on the 29th interest payment date up to the 32nd interest payment date; and (3) 2.5% of the total amount drawn payable on the 37th interest payment date up to maturity on December 13, 2030	December 14, 2020	140	—	—	66	(2)	4,021	(2)	70	(2)	4,100	(2)

								66		4,021		70		4,100

(1) The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

						Outstanding Amounts
					Drawn Amount	March 31, 2026		December 31, 2025
						(Unaudited)		(Audited)
Loan Amount	Date of Loan Agreement	Lender(s)	Terms	Dates Drawn	Php	Php		Php
					(in millions)	(in millions)
Term Loans
Unsecured Term Loans(1)

Php8,000M	February 18, 2019	Union Bank of the Philippines	With annual amortization up to 10 years	Various dates in 2014 and 2019	8,000	7,677	(2)	7,689	(2)

Php68,500M	Various dates in 2015 to 2024	Bank of the Philippine Islands	With annual amortization up to 6, 10 and 11 years	Various dates in 2015 to 2025	58,500	56,259	(2)	56,443	(2)

Php57,500M	Various dates in 2015 to 2025	Metropolitan Bank and Trust Company(3)	With annual amortization up to 10 and 11 years	Various date in 2015 to 2025	44,000	42,396	(2)	42,635	(2)

Php18,500M	Various dates in 2019 and 2023	China Banking Corporation	With annual amortization up to 10 years	Various dates in 2019 and 2023	18,500	14,932	(2)	14,919	(2)

Php14,000M	Various dates in 2016 and 2017	Security Bank	With semi-annual amortization up to 10 years	Various dates in 2017	14,000	10,294	(2)	10,372	(2)

Php39,970M	Various dates in 2016 to 2025	Banco de Oro	With annual amortization up to 7 and 10 years	Various dates in 2016, 2020, 2021, 2024 and 2025	39,970	38,588	(2)	38,560	(2)

Php7,000M	Various dates in 2016, 2017 and 2019	Philippine National Bank	With annual amortization up to 7, 8 and 10 years	Various dates in 2017, 2018 and 2019	7,000	6,464	(2)	6,491	(2)

Php41,500M	Various dates in 2016 to 2023	Landbank of the Philippines	With annual amortization up to 10 years	Various dates in 2017 to 2023	41,500	39,059	(2)	39,131	(2)

Php14,000M	Various dates in 2019 to 2021	Development Bank of the Philippines	With annual amortization up to 8, 9 and 10 years	Various dates in 2019 to 2022	14,000	13,353	(2)	13,397	(2)

Php2,000M	April 11, 2019	Bank of China (Hong Kong) Limited, Manila Branch	With annual amortization up to 7 years	September 6, 2019	2,000	1,879	(2)	1,878	(2)

Php15,000M	Various dates in 2020, 2021 and 2023	Rizal Commercial Banking Corporation	With annual amortization up to 8, 10 and 11 years	Various dates in 2020, 2021 and 2023	15,000	14,292	(2)	14,324	(2)

Php2,500M	March 30, 2020	MUFG Bank, Ltd.	With semi-annual amortization up to 6 years	April 2, 2020	2,500	950	(2)	949	(2)

Php3,800M	Various dates in 2023 and 2024	Bank of Commerce	With annual amortization up to 9 and 10 years	Various dates in 2023 and 2024	3,800	3,733	(2)	3,733	(2)

Php3,000M	Various dates in 2024	Hongkong and Shanghai Banking Corporation(3)	With annual amortization up to 5 years	Various dates in 2024	3,000	2,839	(2)	2,838	(2)

Php2,530M	Various dates in 2024 and 2025	Philippine Veterans Bank	With annual amortization up to 7 years	Various dates in 2024 and 2025	2,530	2,511	(2)	2,510	(2)
						255,226		255,869

(1) The purpose of this loan is to finance capital expenditure and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

(2) Amounts are net of unamortized debt discount/premium and/or debt issuance cost.

(3) Includes Green Loan and Social Loan.

Green Loan and Social Loan Facilities

On November 4, 2025, Smart secured a Php2,000 million Green Loan Facility from Metropolitan Bank & Trust Company, to partially fund the expansion of its 5G network. Compared to previous technologies, 5G networks are more energy efficient per gigabyte of data and more reliable in delivering better speeds to end-users. 5G also enables shifting to low-energy mode and optimizes energy consumption based on actual network activity, facilitating reduction of greenhouse gas (GHG) emissions.

Short-term Debt

On January 3, 2025, PLDT and Smart availed of unsecured short-term debt amounting to Php787 million and Php235 million, respectively, with an interest rate of 6.43%, which were fully paid on March 21, 2025.

In July and August 2025, Multisys availed of unsecured short-term debt amounting to Php50 million each, with an interest rate of 6.40% and in October 2025 amounting to Php200 million, with an average interest rate of 6.04%.

As at March 31, 2026, outstanding short-term debt amounted to Php300 million.

Subsequent Drawdown

Below are the interest-bearing financial liabilities drawn after March 31, 2026:

	Date of Loan				Drawn Amount
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php
					(in millions)
Long-term Loans
Unsecured Term Loans(1)
PLDT
Php3,000M	April 10, 2026	Banco de Oro	With annual amortization of up to 10 years	April 14, 2026	3,000
Php1,000M	April 10, 2026	Landbank of the Philippines	With annual amortization of up to 10 years	April 14, 2026	1,000
Smart
Php3,000M	April 13, 2026	Landbank of the Philippines	With annual amortization of up to 10 years	Various dates in April 2026	3,000
Php2,000M	November 4, 2025	Metropolitan Bank and Trust Company	With annual amortization of up to 10 years	April 29, 2026	1,000
					8,000

(1) The purpose of this loan is to finance capital expenditure and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.

PLDT’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; and
(f) making or permitting any preference or priority in respect of any other relevant indebtedness of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA and interest coverage ratio. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.

Vitro’s debt instruments contain certain restrictive covenants that require Vitro to comply with specified financial ratios and other financial tests at quarterly measurement dates. Vitro’s loan agreement includes compliance with financial tests such as total debt to equity, debt service coverage and interest coverage ratio. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitment to extend additional funds under the loans. Vitro’s debt instruments also contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict Vitro’s ability to take certain actions without lenders’ approval.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are poor operating performance of PLDT and its subsidiaries, depreciation of the Philippine Peso relative to the U.S. Dollar, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine Peso relative to the U.S. Dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Of our total consolidated debts (net of consolidated debt discount), approximately 14% and 13% were denominated in U.S. Dollars as at March 31, 2026 and December 31, 2025, respectively. Considering our consolidated outstanding derivatives, the unhedged portion of the PLDT’s net debt amounts was approximately 6% (or 5%, net of our consolidated U.S. Dollar cash balances allocated for debt) as at March 31, 2026 and December 31, 2025. Therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine Peso relative to the U.S. Dollar. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

The loan agreements with banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at March 31, 2026 and December 31, 2025, we were in compliance with all of our debt covenants. See
Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

21.
Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Contract liabilities and unearned revenues - non-current	5,303	4,884
Provision for asset retirement obligations	1,841	1,836
Accrual of capital expenditures (1)	1,532	1,526
Others	65	65
	8,741	8,311

(1) Represents expenditure related to the acquisition of Property and Equipment which are not due to be settled within one year.

The following table summarizes the changes to provision for asset retirement obligations for the three months ended
March 31, 2026 and for the year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,836	1,752
Accretion expenses	20	94
Reclassification to liabilities associated with assets classified as held-for-sale	14	(9)
Capitalized to ROU assets during the period	—	103
Settlement of obligations and others	—	(4)
Revaluation due to change in IBR	—	(52)
Change in assumptions	(29)	(48)
Provision for asset retirement obligations at end of the period	1,841	1,836

22.
Accounts Payable

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	46,118	49,896
Taxes (Note 26)	4,280	3,559
Carriers and others (Note 27)	3,065	2,674
Related parties	268	250
	53,731	56,379

Certain suppliers entered into Trade Financing Arrangements (TFAs) to sell their receivables. The Purchaser will have exclusive ownership of the purchased receivables and all of its rights, title and interest. As at March 31, 2026 and
December 31, 2025, the carrying amounts of liabilities entered into TFAs amounted to Php12,758 million and
Php15,741 million, respectively. The same amounts were also received by the suppliers as at March 31, 2026 and
December 31, 2025, respectively. These are presented as part of Accounts Payable – Suppliers and contractors.

Below are the range of payment terms:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)

Liabilities that are part of the arrangement	21-359 days after invoice due date	210-359 days after invoice due date
Comparable trade payables that are not part of an arrangement	30-300 days after invoice due date	30-300 days after invoice due date

Non-cash changes

There were no material business combinations or foreign exchange differences in either period. There were no non-cash transfers from trade payables to finance payables as at March 31, 2026 and December 31, 2025.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.
Accrued Expenses and Other Current Liabilities

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	50,171	50,462
Contract liabilities and unearned revenues - current portion	8,937	9,445
Accrued employee benefits and other provisions (Note 27)	4,980	4,970
Accrued interests and other related costs (Note 28)	2,405	2,454
Accrued taxes and related expenses (Note 26)	2,265	2,349
Others	3,231	3,272
	71,989	72,952

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services and other operational related expenses pending receipt of billings and statements of account from suppliers. These liabilities are noninterest-bearing and are normally settled within a year.

Contract liabilities and unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portions of prepaid loads.

Accrued employee benefits and other provisions pertain to accrued salaries, wages and bonuses, and other employee benefits that are normally settled within a year.

Accrued interests and other related costs include interest expense on loans, which are normally settled within a year.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Other accrued expenses and other current liabilities are normally settled within a year. They pertain to other costs incurred for operation-related expenses pending receipt of invoice and statements of account from suppliers and are noninterest-bearing. They also include accruals related to acquisition of Property and Equipment which are due to be settled within a year.

24. Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or with interlocking directorship. Related parties may be individuals or corporate entities. Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at period-end are expected to be settled with cash.

The following table provides a summary of outstanding balances as at March 31, 2026 and December 31, 2025, and transactions for the three months ended March 31, 2026 and 2025 that have been entered into with related parties:

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	March 31, 2026	December 31, 2025	Income Statement Classification	March 31,
								2026	2025
					(Unaudited)	(Audited)		(Unaudited)
					(in million pesos)			(in million pesos)

Transactions with major stockholders, directors and officers:
Manila Electric Company, or Meralco	Electricity services to PLDT and certain subsidiaries’ offices within Meralco's franchise area	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	582	590	Repairs and maintenance	761	763
	Pole attachment contracts, wherein Meralco leases its pole spaces to accommodate PLDT and Smart’s cable network facilities	Upon depreciation or expiration of lease	Unsecured	ROU assets	1,809	1,974	Depreciation and amortization	165	163
		2026 – due after March 31, 2027; 2025 – due after December 31, 2026	Unsecured	Lease liabilities - net of current portion	785	1,552
		2026 – due after March 31, 2026; 2025 – due after December 31, 2025	Unsecured	Current portion of lease liabilities	681	645
Meralco Industrial Engineering Services Corporation, or MIESCOR	Customer line installation, repair, rehabilitation and maintenance activities	30 days upon receipt of invoice	Unsecured	Accrued expenses and other current liabilities	25	47	Repairs and maintenance	5	39

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	March 31, 2026	December 31, 2025	Income Statement Classification	March 31,
								2026	2025
					(Unaudited)	(Audited)		(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
NTT World Engineering Marine Corporation	Service agreement dated February 1, 2008, wherein NTT World Engineering Marine Corporation provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.	1st month of each quarter; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities	252	217	Repairs and maintenance	35	33
NTT DOCOMO Business	Advisory service agreement dated March 24, 2000, (as amended on March 31, 2003, March 31, 2005 and June 16, 2006), under which NTT DOCOMO Business provides PLDT with technical, marketing and other consulting services for various business areas of PLDT.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	9	29	Professional and other contracted services	27	31

NTT Worldwide Telecommunications Corporation	Agreement under which PLDT markets, and manages data and other services under NTT DOCOMO Business’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT DOCOMO Business under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable	—	—	Selling and promotions	—	—

NTT DOCOMO	Advisory Services Agreement dated June 5, 2006, under which NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	15	16	Professional and other contracted services	25	23

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	March 31, 2026	December 31, 2025	Income Statement Classification	March 31,
								2026	2025
					(Unaudited)	(Audited)		(Unaudited)
					(in million pesos)			(in million pesos)
Transactions with major stockholders, directors and officers:
JGSHI and Subsidiaries	PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.	1st month of each quarter; 30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accounts payable and accrued expenses and other current liabilities	17	20	Rent	53	51
		Upon depreciation or expiration of lease	Unsecured	ROU assets	—	—	Depreciation and amortization	—	—
	PLDT Group's other transactions with JGSHI and subsidiaries mainly consist of electricity charges for collocated offices and business offices.	30 days upon receipt of invoice; noninterest-bearing	Unsecured	Accrued expenses and other current liabilities	12	51	Repairs and maintenance	2	5
Malayan Insurance Co., Inc., or Malayan	PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damage for buildings, building improvements, equipment and motor vehicles. The premiums are directly paid to Malayan.	Immediately upon receipt of invoice	Unsecured	Accounts payable and accrued expenses and other current liabilities	9	9	Insurance and security services	40	37
First Pacific Investment Management Limited, or FPIML	Advisory Services Agreement dated March 1, 2018 between Smart and FPIML effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement. FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content. Since April 2021, Smart pays a monthly service fee amounting to $220 thousand per month.		Unsecured	Accounts payable and accrued expenses and other current liabilities	38	38	Professional and other contracted services	—	13

Company Name	Particulars	Terms	Conditions	Statement of Financial Position Classification	March 31, 2026	December 31, 2025	Income Statement Classification	March 31,
								2026	2025
					(Unaudited)	(Audited)		(Unaudited)
					(in million pesos)			(in million pesos)
Other related parties:
Various	PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties including affiliates and directorship affiliations.	30 days upon receipt of invoice	Unsecured	Trade and other receivables (Note 16)	7,199	8,459	Revenues	755	619
	PLDT and certain of its subsidiaries avail of lease and other services from various related parties including affiliates and directorship affiliations.	2026 – due after March 31, 2027; 2025 – due after December 31, 2026	Unsecured	Lease liabilities - net of current portion (Note 10)	691	738	Expenses	549	1,462
		2026 – due after March 31, 2026; 2025 – due after December 31, 2025	Unsecured	Current portion of lease liabilities (Note 10)	254	243
		Upon depreciation or expiration of lease	Unsecured	ROU assets (Note 10)	874	907
		30 days upon receipt of billing; noninterest-bearing	Unsecured	Accounts payable (Note 22)	964	734
		Immediately upon receipt of billing	Unsecured	Accrued expenses and other current liabilities (Note 23)	71	66

Compensation of Key Officers

The compensation of key officers of the PLDT by benefit type for the three months ended March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
	(Unaudited)
	(in million pesos)
Short-term employee benefits	92	93
Post-employment benefits	3	4
Total compensation of PLDT key officers	95	97

The amounts disclosed in the table above are the amounts recognized as expenses during the period related to key management personnel.

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended. Each of the members or advisors of the audit, governance, nomination and sustainability, executive compensation, technology strategy, and risk and data privacy and information security committees is entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php16 million and Php17 million for the three months ended March 31, 2026 and 2025, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as directors.

There are no agreements between PLDT and any of its key management personnel providing benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT’s retirement and incentive plans.

25.
Pension and Other Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company.” and covering all of our permanent and regular employees. For the purpose of complying with Revised IAS 19, Employee Benefits, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT and certain of its subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets for the three months ended March 31, 2026. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs as at March 31, 2026 and December 31, 2025, and net periodic benefit costs and average assumptions used in developing the valuation for the three months ended March 31, 2026 and 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	17,786	17,376
Service costs	280	1,101
Interest costs on benefit obligation	19	1,059
Actuarial gains on obligations – experience	(3)	(35)
Actuarial gains on obligations – economic assumptions	(1)	(122)
Actual benefits paid/settlements	(297)	(1,686)
Curtailment and others	23	93
Present value of defined benefit obligations at end of the period	17,807	17,786
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	14,143	13,985
Actual contributions	251	1,533
Interest income on plan assets	219	984
Actual benefits paid/settlements	(311)	(1,599)
Return on plan assets (excluding amount included in net interest)	(238)	(760)
Fair value of plan assets at end of the period	14,064	14,143
Unfunded status – net	(3,743)	(3,643)
Accrued benefit costs	3,898	3,810
Prepaid benefit costs	155	167

	March 31,
	2026	2025
	(Unaudited)
Components of net periodic benefit costs:
Service costs	280	276
Interest costs - net	19	16
Curtailment and others	—	15
Net periodic benefit costs	299	307

Actual net loss on plan assets amounted to Php19 million and actual net gain on plan assets of Php215 million for the three months ended March 31, 2026 and 2025, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2026 will amount to
Php4,676 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at
March 31, 2026:

(in million pesos)
2026	252
2027	312
2028	716
2029	647
2030	1,353
2031 and onwards	12,167

(1) From April 1, 2026 to December 31, 2026.

The average duration of the defined benefit obligation at the end of the reporting period is 12.70 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
	(Unaudited)	(Audited)
	(in percentage)
Rate of increase in compensation	5.7	5.7
Discount rate	6.5	6.2

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at March 31, 2026 and December 31, 2025, assuming if all other assumptions were held constant:

	March 31, 2026		December 31, 2025
	(Unaudited)		(Audited)
	Increase (Decrease)	Effect	Increase (Decrease)	Effect
	(in percentage)	(in million pesos)	(in percentage)	(in million pesos)
Discount rate	1%	15,595	1	15,525
	(1%)	(19,839)	(1)	(19,744)

Future salary increases	1%	19,831	1	19,730
	(1%)	(15,576)	(1)	(15,501)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement;
(ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or (v) involuntary separation from service. For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service. For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%. In the case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the year to liquid/semi-liquid assets such as government securities, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unquoted equity investments	10,504	10,502
Shares of stock	2,228	2,288
Corporate bonds	324	317
Mutual funds	317	306
Government securities	4	4
Total noncurrent financial assets	13,377	13,417
Current Financial Assets
Cash and cash equivalents	432	459
Receivables	100	100
Total current financial assets	532	559
Total PLDT’s Plan Assets	13,909	13,976
Subsidiaries Plan Assets	155	167
Total Plan Assets of Defined Benefit Pension Plans	14,064	14,143

Investment in shares of stocks is valued using the latest bid price at the reporting date. Investments in corporate bonds, mutual funds and government securities are valued using the quoted market prices at reporting date.

Unquoted Equity Investments

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(Percentage of Ownership)		(in million pesos)
MediaQuest	100%	100	6,970	6,970
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100	773	773
BTFHI	100%	100	2,761	2,759
			10,504	10,502

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value. The VIU calculations were derived from cash flow projections over a period of five years based on the 2026 financial budgets approved by MediaQuest’s Board of Directors and calculated terminal value. Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures. The post-tax discount rates applied to cash flow projections range from 11.15% to 11.36%. Cash flows beyond the five-year period are determined using 0.00% to 4.89% growth rates.

The Board of Trustees of PLDT Beneficial Trust Fund and the MediaQuest Board of Directors, on various dates in 2012 and 2013, approved the issuances of MediaQuest of PDRs comprising of underlying shares of stocks of 40% of Cignal TV (Cignal TV PDRs), 40% of Satventures (Satventures PDRs) and 70% of Hastings (Hastings PDRs). Satventures is a wholly-owned subsidiary of MediaQuest and the parent company of Cignal TV. Hastings, on the other hand, is also a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in The Philippine Star and BusinessWorld.

ePLDT’s Board of Directors approved on various dates in 2012 to 2015, the investment in the PDRs of MediaQuest as follows:

	ePLDT's economic interest	Amount
		(in million pesos)
Satventures PDRs	40% of Satventures	3,600
Cignal TV PDRs	40% of Cignal TV	6,000
Hastings PDRs	70% of Hastings	3,250

In February 2018, ePLDT entered into a Deed of Assignment with the Board of Trustees of the PLDT Beneficial Trust Fund transferring the Hastings PDRs for P1,664 million. This provided PLDT Beneficial Trust with 100% economic interest in Hastings.

As at March 31, 2026 and December 31, 2025, the PLDT Beneficial Trust Fund’s economic interests in Cignal TV (through Satventures) and Hastings were at 36% and 100%, respectively.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund’s total investment into TMBLA amounted to Php119 million consisting of initial direct subscription in shares of stocks of TMBLA in the amount of Php20 million (net of unpaid subscription amounting to Php32 million) and subsequently via a Deed of Pledge amounting to Php99 million. The cumulative change in the fair market values of this investment amounted to Php654 million as at March 31, 2026 and December 31, 2025.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million on October 26, 2012.

On April 30, 2024, the Board of Trustees of PLDT Beneficial Trust Fund subscribed and paid an additional subscription into BTFHI amounting to Php2,480 million.

Total cash dividend income amounted to Php2 million each for the three months ended March 31, 2026 and 2025. Dividend receivables amounted to Php2 million as at March 31, 2026 and December 31, 2025.

Shares of Stocks

As at March 31, 2026 and December 31, 2025, this account consists of:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,339	1,388
PLDT	34	34
Others	495	506
Preferred shares	360	360
	2,228	2,288

Dividends earned on PLDT common shares amounted to Php1 million each for the three months ended March 31, 2026 and 2025.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million each as at March 31, 2026 and December 31, 2025. These shares, which bear a dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividends earned on this investment amounted to Php12 million each for the three months ended
March 31, 2026 and 2025.

Corporate Bonds

Investment in corporate bonds includes debt securities and other various long-term peso and dollar denominated bonds amounting to Php324 million, with maturities ranging from July 2026 to July 2035 and fixed interest rates from 3.36% to 7.53% per annum.

Mutual Funds

Investment in mutual funds amounting to Php317 million includes UITF, bond and equity funds, which aims to out-perform benchmarks in various indices as part of its investment strategy.

Government Securities

Investments in government securities include Retail Treasury Bonds and FXTN bearing interest rates ranging from 3.9% to 4.8% per annum. These securities are fully guaranteed by the government of the Republic of the Philippines.

The allocation of the fair value of the assets for the PLDT pension plan as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in percentage)
Investments in listed and unlisted equity securities	92	92
Temporary cash investments	3	3
Debt and fixed income securities	2	2
Mutual funds	2	2
Receivables and other assets	1	1
	100	100

Defined Contribution Plans

Smart’s and certain subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has the option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor their compliance with Republic Act No. 7641. As at March 31, 2026 and December 31, 2025, Smart and certain subsidiaries were in compliance with the requirements of Republic Act No. 7641.

Smart’s and certain subsidiaries’ actuarial valuation is performed every year-end. There is no significant change in the fair value of plan assets for the three months ended March 31, 2026. Based on the latest actuarial valuation, the actual present value of prepaid benefit costs as at March 31, 2026 and December 31, 2025, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the three months ended March 31, 2026 and 2025 and for the year ended December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined contribution obligations:
Present value of defined contribution obligations at beginning of the period	3,602	3,235
Contribution costs	115	262
Interest costs on contribution obligation	—	219
Actuarial gains on obligations – economic assumptions	—	1
Actuarial losses on obligations – experience	—	(10)
Actual benefits paid/settlements	—	(380)
Curtailment and others	(276)	275
Present value of defined contribution obligations at end of the period	3,441	3,602
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	4,245	4,053
Actual contributions	125	246
Interest income on plan assets	—	260
Return on plan assets (excluding amount included in net interest)	—	42
Actual contribution paid/settlements	(186)	(356)
Fair value of plan assets at end of the period	4,184	4,245
Funded status – net	743	643
Prepaid contribution costs	743	643

	March 31,
	2026	2025
	(Unaudited)
Components of net periodic contribution costs:
Service costs	115	62
Interest costs - net	—	—
Net periodic contribution costs	115	62

Actual net income on plan assets amounted to nil each for the three months ended March 31, 2026 and 2025.

Based on the latest actuarial valuation, Smart and certain subsidiaries expect to contribute the amount of approximately Php302 million to the plan in 2026.

The following table sets forth the expected future settlements by the Plan of maturing defined contribution obligation as at
March 31, 2026:

(in million pesos)
2026{1)	121
2027	153
2028	245
2029	271
2030	337
2031 and onwards	2,524

(1) From April 1, 2026 to December 31, 2026.

The average duration of the defined contribution obligation at the end of the reporting period is 10 years.

The weighted average assumptions used to determine pension benefits for the three months ended March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
	(Unaudited)	(Audited)
	(in percentage)
Rate of increase in compensation	5.0	5.0
Discount rate	6.0	6.3

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined contribution obligation as at March 31, 2026 and December 31, 2025, assuming if all other assumptions were held constant:

	March 31, 2026		December 31, 2025
	(Unaudited)		(Audited)
	Increase (Decrease)	Effect	Increase (Decrease)	Effect
	(in percentage)	(in million pesos)	(in percentage)	(in million pesos)
Discount rate	1	3,499	1	3,499
	(1)	(3,508)	(1)	(3,508)

Future salary increases	(1)	(3,508)	(1)	(3,508)
	1	3,499	1	3,499

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 70% and 30% for fixed income securities and equity securities, respectively.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	2,652	2,479
International equities	1,009	1,042
Philippine foreign currency bonds	890	892
Domestic equities	740	813
International fixed income	340	306
Total noncurrent financial assets	5,631	5,532
Current Financial Assets
Cash and cash equivalents	216	311
Total current financial assets	216	311
Total plan assets	5,847	5,843
Less: Employee’s share, forfeitures and mandatory reserve account	1,663	1,598
Total Plan Assets of Defined Contribution Plans	4,184	4,245

Domestic Fixed Income

Investments in domestic fixed income include Philippine Peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 3.36% to 10.13% per annum.

International Equities

Investments in international equities include iShares Core MSCI World UCITS ETF, Invesco QQQ Trust Series, VanEck Gold Miners ETF, Wellington Strategic European Equity Fund, and Odyssey Asia Pacific High Dividend Equity Feeder Fund.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. Dollar denominated fixed income instruments issued by the Philippine government and local corporations with fixed interest rates from 2.38% to 9.50% per annum.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE. These investments earn on stock price appreciation and dividend payments. This includes investment in PLDT shares with fair value of
Php75 million and Php72 million as at March 31, 2026 and December 31, 2025, respectively.

International Fixed Income

Investments in international fixed income include PIMCO Global Investors Series Income Fund, iShares US Treasury Bond ETF, iShares International Treasury Bond ETF, and US Sovereign Treasury Bills – US T-Bills.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine Peso and U.S. Dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor. This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the Plan’s ability to meet its obligation to the employees upon retirement. To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE. In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain subsidiaries' pension plan assets as at March 31, 2026 and
December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in percentage)
Investments in debt and fixed income securities and others	70	68
Investments in listed and unlisted equity securities	30	32
	100	100

Other Long-term Employee Benefits

LTIP

The ECC approved on December 23, 2021 the LTIP covering the years 2022 to 2026, covering two cycles, based on the achievement of telco core income targets, with additional performance metrics on Customer Experience and Sustainability to impact the LTIP payout. Cycle 1 covered the performance period from 2022 to 2024 and was settled in 2025 based on the achievement of performance targets. Cycle 2 covers the performance period from 2025 and 2026 and is subject to the ECC’s further evaluation and approval of the final terms. Accordingly, there were no expense and incentive payable accrued as of March 31, 2026 and December 31, 2025.

This long-term employee benefit liability was recognized and measured using the projected unit credit method and was amortized on a straight-line basis over the vesting period.

26.
Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

As at March 31, 2026, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within its respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

Province of Cagayan

The Province of Cagayan, or the Province, issued a tax assessment against Smart in 2016 for alleged local franchise tax covering the years 2011 to 2015. Smart appealed the assessment to the Regional Trial Court, or RTC, on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province pursuant to Section 137 of the Local Government Code (Republic Act No. 7160). The RTC rendered its Decision on November 29, 2021 dismissing the appeal of Smart for lack of jurisdiction without prejudice. Subsequently, a motion for reconsideration was filed by the Province. On April 25, 2023, the RTC ruled in favor of the Province and denied Smart’s subsequent Motion for Reconsideration. On May 24, 2023, Smart filed its Petition for Review before the Court of Tax Appeals. On June 27, 2023, the Second Division of the CTA, in a resolution, ordered the Province to file their Comment to the Petition for Review filed by Smart. The same was complied with. On December 14, 2023, Smart filed its Memorandum requesting for favorable decision by stating all legal and factual bases. On March 12, 2025, Smart received a Decision from the CTA Second Division. The CTA Second Division ruled in favor of Smart. As of this writing, the Company is waiting for finality of judgement or the filing of motion for reconsideration from the Province of Cagayan.

Digitel’s Local Government Unit, or LGU, Assessments

Digitel is discussing with various LGUs as to the settlement of its local taxes.

DMPI vs. City of Trece Martires

DMPI petitioned in 2010 to declare void the City of Trece Martires' ordinance of imposing tower fee of Php150 thousand for each cell site every year. Application for the issuance of a preliminary injunction by DMPI is pending resolution as of the date of this report.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

PLDT and Eastern Telecommunications Philippines, Inc. (ETPI) have been involved in disputes since 1990 concerning interconnection and traffic exchange arrangements. The issues include, among others, ETPI’s alleged uncompensated bypass of PLDT’s systems, unpaid access charges, and non-payment of applicable rates for Off-Net and On-Net traffic from 1998 to 2003. ETPI, in turn, claims traffic shortfalls, under-reporting of revenues, and lost revenues arising from the blocking of incoming traffic and circuit migration during the same period.

Although the parties executed Compromise Agreements in 1990 and 1999, these did not fully resolve their differences. To avoid protracted litigation and preserve their business relationship, PLDT and ETPI entered into an Arbitration Settlement Agreement on April 16, 2008, submitting their respective Statements of Claims and Answers. Each party asserted claims of approximately Php2.8 billion to Php2.9 billion, and the arbitration proceedings were subsequently suspended by mutual agreement.

In connection with PLDT’s and Globe’s acquisition of San Miguel Corporation’s telecommunications business, the parties further agreed to cause the dismissal with prejudice of Eastern Telecommunications Philippines, Inc. v. Philippine Long Distance Telephone Company (Civil Case No. 17694) and all related or incidental proceedings, including the voluntary arbitration. As of the date of this report, there have been no changes in the status of the arbitration proceedings.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

In a series of orders, including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, partly affirmed by the DOLE Secretary in resolutions dated January 10 and April 24, 2018, the DOLE directed PLDT to regularize
7,344 workers from 38 third-party service contractors. PLDT questioned these “regularization orders” before the CA, which, in a Decision dated July 31, 2018, granted PLDT’s prayer for injunction and set aside the DOLE orders insofar as they declared labor-only contracting in several functions, including janitorial, clerical, IT, back-office, call center, sales, and professional services. The CA remanded to the DOLE only the determination of workers performing installation, repair, and maintenance (IRM) functions and the computation of Php51.8 million in monetary awards.

The CA held that the DOLE Secretary’s regularization order was tainted with grave abuse of discretion for failure to meet the substantial-evidence standard and for misapplying the legal tests of “control over means and methods” versus “control over results.” PLDT thereafter filed a Motion for Partial Reconsideration on August 20, 2018, arguing that the remand exceeded the DOLE’s visitorial powers, as the fact-finding required could not be performed in the normal course of a labor inspection. PLDT also maintained that not all IRM work is necessarily regular, as some may be project-based or seasonal in nature, and proposed that the NLRC, with broader fact-finding authority, should determine such issues. The DOLE and the PLDT rank-and-file union MKP likewise sought reconsideration.

In a Resolution dated February 14, 2019, the CA denied all motions for reconsideration and affirmed its earlier decision. PLDT elevated the case to the Supreme Court through a Petition for Review filed on April 5, 2019, questioning only the CA’s remand order on IRM functions. The petitions of the DOLE and MKP were later consolidated with PLDT’s petition, and PLDT filed its Comment and Reply between February and December 2020.

On March 20, 2024, PLDT received the Supreme Court Decision dated February 14, 2024, which dismissed all petitions and affirmed the CA’s July 31, 2018 Decision. The Supreme Court upheld the modification of the DOLE Secretary’s resolutions and set aside the regularization orders for all contractor workers except those performing IRM services, who may be declared regular employees of PLDT subject to further proceedings. The Court remanded the case to the DOLE–NCR Regional Office to (a) determine the effects of regularization of IRM workers; (b) review and compute monetary awards for labor-standards violations, for which PLDT and the concerned contractors are solidarily liable; and (c) conduct further proceedings consistent with the Decision.

PLDT filed a Motion for Partial Reconsideration on April 4, 2024, and received MKP’s separate motion on April 16, 2024.

The Supreme Court, First Division, in its Resolution dated November 05, 2025, which was received by counsel on
February 24, 2026, resolved to deny with finality the motions for partial reconsideration filed by PLDT and MKP and held that no further pleadings, motions, letters, or other communications will be entertained. Accordingly, the Decision of the Supreme Court to remand the case stands.

Attys. Baquiran and Tecson vs. NTC, et al.

This Petition for Mandamus filed before the Supreme Court against the NTC, PCC, Liberty, BellTel, Globe, PLDT, and Smart concerns the 700 MHz frequency band and related frequencies originally assigned to Liberty and subsequently covered by the Co-Use Agreement among Globe, PLDT, and Smart. The petition questions the constitutionality and validity of the NTC’s assignments of the Subject Frequencies, the transfer from Liberty to BellTel, and the Co-Use Agreement itself, and also seeks to compel the NTC and PCC to revoke the Co-Use Agreement and conduct a full review of the Vega Telecom acquisition.

PLDT and Smart filed their Comment on January 17, 2019, arguing that the requisites for judicial review and mandamus were not met, that congressional approval was not required for Liberty’s assignment of the Subject Frequencies to BellTel, and that the Co-Use Agreement was valid and duly approved by the NTC. BellTel and Globe likewise filed their respective comments, which the Supreme Court noted in a Resolution dated March 19, 2019.

In a Resolution dated June 18, 2019, the Supreme Court ordered the consolidation of this case with G.R. No. 230798 (PCC v. CA [Twelfth Division] and PLDT; Globe, intervenor) and G.R. No. 234969 (PCC v. PLDT and Globe), assigning the consolidated cases to the division handling the lowest-numbered docket.

On September 17, 2024, PLDT received a Notice of Resolution dated August 6, 2024, directing the parties to move in the premises within ten (10) days from notice. PLDT, Liberty, and Globe thereafter filed their respective compliances.

As of the date of this report, the consolidated cases remain pending before the Supreme Court.

DITO, PCC and NTC Complaints

The NTC proceedings between Smart and DITO over interconnection capacity and bypass traffic have been largely overtaken by subsequent events. In 2024, Smart informed the NTC and PCC that it had provided DITO with additional interconnection capacity and that both parties had executed a Memorandum of Agreement on Bypass Activities, under which DITO acknowledged its ISR liabilities for 2021 to August 2023.

During 2023–2024, Smart representatives appeared before the PCC Competition Enforcement Office (PCC-CEO) in relation to an ongoing administrative investigation concerning alleged violations of the Philippine Competition Act. Smart submitted required documents and attended clarificatory hearings in June, July, and November 2023, and filed several Manifestations in 2024 confirming its agreement with DITO and subsequent compliance actions.

On March 18, 2025, Smart received another Subpoena Duces Tecum from the PCC-CEO, directing it to submit documents and information on or before April 11, 2025 pertaining to its operations as a PTE and its relationship with other PTEs for the period of March 2021 to December 2024. On April 11, 2025, Smart requested for an additional thirty (30) days to comply with the Subpoena. Thereafter, on May 13, 2025, Smart filed its Compliance to the PCC-CEO’s Subpoena.

On May 30, 2025, Smart received a resolution from the PCC-CEO requiring it to clarify documents to be further submitted in relation to the March 18, 2025 Subpoena, and scheduling a videoconference on June 11, 2025. Smart, through its representatives then attended the June 11, 2025 clarificatory hearing via videoconference, and simultaneously filed its partial compliance with the Subpoena and a prayer that it be given a period of fifteen (15) days from June 11, 2025 or until
June 26, 2025, to submit other information and documents required in the Subpoena. Accordingly, Smart filed its Compliance on June 25, 2025. Thereafter, the PCC-CEO issued a Resolution dated June 25, 2025, directing Smart to submit further documents in relation to the issues on or before July 07, 2025. In compliance therewith, Smart filed its Manifestation on July 07, 2025.

As of the date of this report, the PCC-CEO’s investigation remains pending resolution.

Other disclosures required by IAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

27.
Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits. Our principal financial liabilities, other than derivatives, comprise of bank loans, lease liabilities, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily forward foreign exchange contracts and options to manage the currency arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Material Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at March 31, 2026 and
December 31, 2025:

	Financial instruments at amortized cost		Financial instruments at FVPL	Derivatives used for hedging	Total financial instruments
	(in million pesos)
Assets as at March 31, 2026 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—		1,036	—	1,036
Debt instruments at amortized cost – net of current portion	410		—	—	410
Derivative financial assets – net of current portion	—		—	688	688
Other financial assets – net of current portion	3,638	(1)	—	—	3,638
Current:
Cash and cash equivalents	14,534		—	—	14,534
Short-term investments	10		—	—	10
Trade and other receivables	32,259		—	—	32,259
Current portion of derivative financial assets	—		434	—	434
Current portion of debt instruments at amortized cost	40		—	—	40
Current portion of other financial assets	416	(1)	—	—	416
Total assets	51,307		1,470	688	53,465

Liabilities as at March 31, 2026 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	266,392		—	—	266,392
Lease liabilities – net of current portion	52,157		—	—	52,157
Customers' deposits	1,273		—	—	1,273
Deferred credits and other noncurrent liabilities	1,590		—	—	1,590
Current:
Accounts payable	49,389		—	—	49,389
Accrued expenses and other current liabilities	60,430		2	—	60,432
Current portion of interest-bearing financial liabilities	29,070		—	—	29,070
Current portion of lease liabilities	9,679		—	—	9,679
Dividends payable	12,008		—	—	12,008
Current portion of derivative financial liabilities	—		—	34	34
Liabilities associated with assets classified as held-for-sale	1,611		—	—	1,611
Total liabilities	483,599		2	34	483,635
Net assets (liabilities)	(432,292)		1,468	654	(430,170)

(1)
Includes refundable deposits and notes receivable.

	Financial instruments at amortized cost		Financial instruments at FVPL	Derivatives used for hedging	Total financial instruments
	(in million pesos)
Assets as at December 31, 2025 (Audited)
Noncurrent:
Financial assets at fair value through profit or loss	—		1,030	—	1,030
Debt instruments at amortized cost – net of current portion	350		—	—	350
Derivative financial assets – net of current portion	—		—	617	617
Other financial assets – net of current portion	3,616	(1)	—	—	3,616
Current:
Cash and cash equivalents	11,866		—	—	11,866
Short-term investments	10		—	—	10
Trade and other receivables	31,367		—	—	31,367
Current portion of derivative financial assets	—		203	—	203
Current portion of debt instruments at amortized cost	20		—	—	20
Current portion of other financial assets	339	(1)	—	—	339
Total assets	47,568		1,233	617	49,418

Liabilities as at December 31, 2025 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	278,868		—	—	278,868
Lease liabilities – net of current portion	55,276		—	—	55,276
Customers' deposits	1,262		—	—	1,262
Deferred credits and other noncurrent liabilities	1,583		—	—	1,583
Current:
Accounts payable	52,755		—	—	52,755
Accrued expenses and other current liabilities	60,807		2	—	60,809
Current portion of interest-bearing financial liabilities	16,180		—	—	16,180
Current portion of lease liabilities	8,897		—	—	8,897
Dividends payable	2,087		—	—	2,087
Current portion of derivative financial liabilities	—		—	77	77
Liabilities associated with assets classified as held-for-sale	1,625		—	—	1,625
Total liabilities	479,340		2	77	479,419
Net assets (liabilities)	(431,772)		1,231	540	(430,001)

(1)
Includes refundable deposits and notes receivable.

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at March 31, 2026 and December 31, 2025:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the consolidated statements of financial position	Net amount presented in the consolidated statements of financial position
	(in million pesos)
March 31, 2026 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	4,969	3,453	1,516
Domestic carriers	348	152	196
Total	5,317	3,605	1,712
Current Financial Liabilities
Accounts payable
Suppliers and contractors	46,239	121	46,118
Carriers and others	5,292	2,290	3,002
Total	51,531	2,411	49,120

December 31, 2025 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	4,071	2,540	1,531
Domestic carriers	400	192	208
Total	4,471	2,732	1,739
Current Financial Liabilities
Accounts payable
Suppliers and contractors	50,024	128	49,896
Carriers and others	4,835	2,225	2,610
Total	54,859	2,353	52,506

There are no financial instruments subject to an enforceable master netting arrangement as at March 31, 2026 and
December 31, 2025.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2026 and December 31, 2025 other than those whose carrying amounts are reasonable approximations of fair values: . This includes financial assets and financial liabilities measured using Level 3 inputs, which are not based on observable market data:

	Carrying Value		Fair Value
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost	410	350	409	349
Other financial assets – net of current portion	3,638	3,616	2,986	2,973
Total	4,048	3,966	3,395	3,322
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	266,392	278,868	259,428	272,011
Customers' deposits	1,273	1,262	803	837
Deferred credits and other noncurrent liabilities	1,590	1,583	1,358	1,372
Total	269,255	281,713	261,589	274,220

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at March 31, 2026 and
December 31, 2025. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	March 31, 2026				December 31, 2025
	(Unaudited)				(Audited)
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	(in million pesos)
Noncurrent Financial Assets
Financial assets at FVPL	—	1,033	3	1,036	—	1,027	3	1,030
Derivative financial assets	—	688	—	688	—	617	—	617
Current Financial Assets
Derivative financial assets	—	434	—	434	—	203	—	203
Total	—	2,155	3	2,158	—	1,847	3	1,850

Current Financial Liabilities
Accrued expenses and other current liabilities	—	2	—	2	—	2	—	2
Derivative financial liabilities	—	34	—	34	—	77	—	77
Total	—	36	—	36	—	79	—	79

(1)
Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)
Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.
(3)
Fair values determined using discounted values of future cash flows for the assets or liabilities.

As at March 31, 2026 and December 31, 2025, there were no transfers into and out of Level 3 and between Level 1 and
Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed rate loans: U.S. Dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 2
Other loans in all other currencies	Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and BVAL rates for similar types of loans plus PLDT’s credit spread.	Level 3
Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

Derivative Financial Instruments

Forward foreign exchange contracts and foreign currency options: The fair values were computed as the present value of estimated future cash flows using market U.S. Dollar and Philippine Peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statements. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at March 31, 2026 and December 31, 2025, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at March 31, 2026 and December 31, 2025:

							March 31, 2026		December 31, 2025
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost/ (Premium)	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions not designated as hedges:
PLDT
Forward foreign exchange contracts	US$303	Various dates in October to December 2024	U.S. Dollar Liabilities	Various dates in January to July 2025	—	Php58.45	—	—	—	—
	US$14	Various dates in October to December 2024	U.S. Dollar Revenues	Various dates in July to December 2025	—	Php58.65	—	—	—	—
	US$766	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in March 2025 to May 2026	—	Php57.75	10	36	243	165
	US$38	Various dates in June to December 2025	U.S. Dollar Revenues	Various dates in December 2025 to December 2026	—	Php58.37	34	(88)	37	(27)
	US$22	Various dates in December 2025	U.S. Dollar Cash	January 2026	—	Php58.70	—	—	22	(2)
	US$200	Various dates in January to March 2026	U.S. Dollar Liabilities	Various dates in March to November 2026	—	Php59.18	175	272	—	—
	US$11	Various dates in January to March 2026	U.S. Dollar Revenues	Various dates in December 2026 to March 2027	—	Php60.79	11	(8)	—	—
	US$114	Various dates in April to May 2026	U.S. Dollar Liabilities	Various dates in May to July 2026	—	Php60.77	—	—	—	—
	US$4	Various dates in April to May 2026	U.S. Dollar Revenues	Various dates in April 2027	—	Php61.84	—	—	—	—
Foreign exchange options(a)	US$10	Various dates in September to December 2024	U.S. Dollar Liabilities	Various dates in April 2025	—	Php57.00 Php57.59 Php58.32	—	—	—	—
	US$22	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in April 2025 to April 2026	—	Php56.71 Php56.99 Php58.74	3	8	6	10
	US$12	Various dates in January to March 2026	U.S. Dollar Liabilities	Various dates in April to December 2026	—	Php57.79 Php58.02 Php59.56	11	56	—	—
	US$5	Various dates in April 2026	U.S. Dollar Liabilities	Various dates in August to September 2026	—	Php59.29 Php59.60 Php60.92	—	—	—	—
								276		146
Smart
Forward foreign exchange contracts	US$204	Various dates in October to December 2024	U.S. Dollar Liabilities	Various dates in January to June 2025	—	Php58.18	—	—	—	—
	US$5	Various dates in October to November 2024	U.S. Dollar Revenues	Various dates in July to November 2025	—	Php58.48	—	—	—	—
	US$550	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in January 2025 to March 2026	—	Php57.83	—	—	120	46
	US$23	Various dates in June to December 2025	U.S. Dollar Revenues	Various dates in December 2025 to November 2026	—	Php58.22	19	(50)	21	(16)
	US$101	Various dates in January to March 2026	U.S. Dollar Liabilities	Various dates in March to September 2026	—	Php59.36	90	121	—	—
	US$8	Various dates in January to March 2026	U.S. Dollar Revenues	Various dates in December 2026 to March 2027	—	Php60.81	8	(5)	—	—
	US$65	Various dates in April to May 2026	U.S. Dollar Liabilities	Various dates in April to July 2026	—	Php60.82	—	—	—	—
	US$3	Various dates in April to May 2026	U.S. Dollar Revenues	Various dates in December 2026 to April 2027	—	Php61.68	—	—	—	—
Foreign exchange options(b)	US$8	Various dates in September to December 2024	U.S. Dollar Liabilities	Various dates in January to April 2025	—	Php57.01 Php57.41 Php58.63	—	—	—	—
	US$58	Various dates in January to December 2025	U.S. Dollar Liabilities	Various dates in April 2025 to May 2026	—	Php57.71 Php58.03 Php59.55	1	3	18	27
	US$22	Various dates in January to March 2026	U.S. Dollar Liabilities	Various dates in May to November 2026	—	Php58.13 Php58.39 Php59.70	22	89	—	—
	US$5	Various dates in April 2026	U.S. Dollar Liabilities	Various dates in September to October 2026	—	Php58.94 Php59.72 Php60.94	—	—	—	—
								158		57
								434		203

							March 31, 2026		December 31, 2025
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost/ (Premium)	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark-to- market Gains (Losses) in Php	Notional Amount	Net Mark-to- market Gains (Losses) in Php
	(in millions)		(in millions)				(in millions)
Transactions designated as hedges:
PLDT
Long-term foreign currency options(c)	US$225	Various dates in July 2020 and February to March 2021	300M Notes 2031	January 23, 2031	1.20%	Php49.58 Php55.27	US$219	342	US$222	271
	US$109	Various dates in July 2020 and July 2025	300M Notes 2031	January 23, 2031	1.21%	Php49.67 Php55.35	US$107	148	US$108	106
	US$10	April 2026	300M Notes 2031	January 23, 2031	1.48%	Php61.00 Php70.00	—	—	—	—
	US$95	Various dates in April to May 2026	300M Notes 2031	January 23, 2031	1.39%	Php60.86 Php69.55	—	—	—	—
								490		377
Smart
Long-term foreign currency options(d)	US$109	February to April 2021	US$140 PNB Loan	December 13, 2030	1.63%	Php48.00 Php53.34	US$52	164	US$55	163
								164		163
								654		540
								1,088		743

(a)
If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php57.59 to Php58.32, PLDT will purchase the U.S. Dollar for Php57.59. However, if on maturity, the exchange rate settles above Php58.32, PLDT will purchase the U.S. Dollar for Php57.59 plus the excess above Php58.32, and if the exchange rate is lower than Php57.59, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.00.

If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php56.99 to Php58.74, PLDT will purchase the U.S. Dollar for Php56.99. However, if on maturity, the exchange rate settles above Php58.74, PLDT will purchase the U.S. Dollar for Php56.99 plus the excess above Php58.74, and if the exchange rate is lower than Php56.99, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php56.71.

If the Philippine Peso to U.S. dollar spot exchange rate on fixing date settles between Php58.02 to Php59.56, PLDT will purchase the U.S. Dollar for Php58.02. However, if on maturity, the exchange rate settles above Php59.56, PLDT will purchase the U.S. Dollar for Php58.02 plus the excess above Php59.56, and if the exchange rate is lower than Php58.02, PLDT will purchase the U.S. Dollar at the prevailing Philippine peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.79.

(b)
If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php57.41 to Php58.63, Smart will purchase the U.S. Dollar for Php57.41. However, if on maturity, the exchange rate settles above Php58.63, Smart will purchase the U.S. Dollar for Php57.41 plus the excess above Php58.63, and if the exchange rate is lower than Php57.41, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.01.

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php58.03 to Php59.55, Smart will purchase the U.S. Dollar for Php58.03. However, if on maturity, the exchange rate settles above Php59.55, Smart will purchase the U.S. Dollar for Php58.03 plus the excess above Php59.55, and if the exchange rate is lower than Php58.03, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php57.71.

If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date settles between Php58.39 to Php59.70, Smart will purchase the U.S. Dollar for Php58.39. However, if on maturity, the exchange rate settles above Php59.70, Smart will purchase the U.S. Dollar for Php58.39 plus the excess above Php59.70, and if the exchange rate is lower than Php58.39, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate, subject to a floor of Php58.13.

(c)
PLDT’s long-term foreign currency option agreements outstanding as at March 31, 2026 and December 31, 2025 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date.

If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.58 and Php55.27, PLDT will purchase the U.S. dollar at Php49.58. However, if on fixing date, the exchange rate is beyond Php55.27, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.69, and if the exchange rate is lower than Php49.58, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate.

If the Philippine peso to U.S. dollar spot exchange rate on fixing date is between Php49.67 and Php55.35, PLDT will purchase the U.S. dollar at Php49.67. However, if on fixing date, the exchange rate is beyond Php55.35, PLDT will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate minus a subsidy of Php5.68, and if the exchange rate is lower than Php49.67, PLDT will purchase the U.S. dollar at Php49.67.

The mark-to-market gains amounting to Php522 million and Php452 million were recognized in our consolidated statement of other comprehensive income as at March 31, 2026 and December 31, 2025, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php32 million and Php75 million were recognized as at March 31, 2026 and December 31, 2025, respectively. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income is transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The effective portion of the movements in the fair value amounting to
Php70 million and Php113 million were recognized in our consolidated statement of other comprehensive income for the three months ended March 31, 2026 and 2025, respectively.

(d)
Smart’s long-term foreign currency option agreements outstanding as at March 31, 2026 and December 31, 2025 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements. Settlement of the foreign currency option agreements will depend on the spot exchange rate on the fixing date. If the Philippine Peso to U.S. Dollar spot exchange rate on fixing date is between Php48.00 and Php53.34, Smart will purchase the U.S. Dollar at Php48.00. However, if on fixing date the exchange rate is beyond Php53.34, Smart will purchase the U.S. Dollar for Php48.00 plus the excess above Php53.34, and if the exchange rate is lower than Php48.00, Smart will purchase the U.S. Dollar at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. The mark-to-market gains amounting to Php166 million and Php165 million were recognized in our consolidated statement of other comprehensive income as at March 31, 2026 and December 31, 2025, respectively. Hedge cost accrual on the long-term foreign currency option agreements amounting to Php2 million each was recognized as at
March 31, 2026 and December 31, 2025. The intrinsic value of the long-term foreign currency options recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate. The effective portion of the movements in the fair value amounting to Php16 million and Php384 million were recognized in our consolidated statement of other comprehensive income for the three months ended
March 31, 2026 and 2025, respectively.

Our derivative financial instruments as at March 31, 2026 and December 31, 2025 are presented in the statements of financial position as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Asset:
Noncurrent assets	688	617
Current assets	434	203
Liabilities:
Current liabilities (Note 28)	(34)	(77)
Net assets (liabilities)	1,088	743

Movements of our consolidated mark-to-market gains (losses) for the three months ended March 31, 2026 and for the year ended December 31, 2025 are summarized as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market gains at beginning of the period	743	318
Gains on derivative financial instruments	526	2,014
Settlements, accretion and others	(267)	45
Net fair value gains (losses) on cash flow hedges charged to other comprehensive income	86	(1,634)
Net mark-to-market gains at end of the period	1,088	743

Our consolidated analysis of gains (losses) on derivative financial instruments for the three months ended March 31, 2026 and 2025 are as follows:

	March 31,
	2026	2025
	(Unaudited)	(Audited)
	(in million pesos)
Gains (losses) on derivative financial instruments	526	(279)
Hedge costs	(54)	(56)
Gains (losses) on derivative financial instruments – net (Note 5)	472	(335)

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks, which are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures may not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These may include bank loans, export credit agency-guaranteed facilities, and issuances in the debt and equity markets.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources. We have cash and cash equivalents, and short-term investments amounting to Php14,534 million and
Php10 million, respectively, as at March 31, 2026, which we can use to meet our short-term liquidity needs. See
Note 15 – Cash and Cash Equivalents. As part of our liquidity management, we assess dividend declarations in light of operating cash flows, funding needs, and financial priorities.

The following table summarizes the maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2026 and December 31, 2025:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2026 (Unaudited)
Financial instruments at amortized cost:	63,999	59,681	4,084	13	221
Debt instruments at amortized cost	450	40	400	10	—
Other financial assets	4,324	416	3,684	3	221
Temporary cash investments	7,256	7,256	—	—	—
Short-term investments	10	10	—	—	—
Retail subscribers	19,676	19,676	—	—	—
Corporate subscribers	21,746	21,746	—	—	—
Foreign administrations	1,602	1,602	—	—	—
Domestic carriers	196	196	—	—	—
Dealers, agents and others	8,739	8,739	—	—	—
Financial instruments at FVPL:	1,036	—	—	—	1,036
Financial assets at fair value through profit or loss	1,036	—	—	—	1,036
Total	65,035	59,681	4,084	13	1,257

December 31, 2025 (Audited)
Financial instruments at amortized cost:	56,238	52,002	4,005	3	228
Debt instruments at amortized cost	370	20	340	—	10
Other financial assets	4,225	339	3,665	3	218
Temporary cash investments	1,369	1,369	—	—	—
Short-term investments	10	10	—	—	—
Retail subscribers	19,369	19,369	—	—	—
Corporate subscribers	21,373	21,373	—	—	—
Foreign administrations	1,615	1,615	—	—	—
Domestic carriers	208	208	—	—	—
Dealers, agents and others	7,699	7,699	—	—	—
Financial instruments at FVPL:	1,030	—	—	—	1,030
Financial assets at fair value through profit or loss	1,030	—	—	—	1,030
Total	57,268	52,002	4,005	3	1,258

The following table summarizes the maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2026 and December 31, 2025:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2026 (Unaudited)
Debt:	390,463	26,316	78,933	99,240	185,974
Principal (1)	297,266	25,330	40,629	78,119	153,188
Interest	93,197	986	38,304	21,121	32,786
Lease obligations	85,806	18,811	23,051	19,194	24,750
Various trade and other obligations:	117,113	114,040	1,821	16	1,236
Suppliers and contractors	46,209	46,118	91	—	—
Utilities and related expenses	44,485	44,485	—	—	—
Carriers and others	3,002	3,002	—	—	—
Employee benefits and other provisions	5,130	4,980	—	—	150
Customer's deposits	1,273	—	171	16	1,086
Dividends	12,008	12,008	—	—	—
Others	5,006	3,447	1,559	—	—
Total contractual obligations	593,382	159,167	103,805	118,450	211,960

December 31, 2025 (Audited)
Debt:	396,013	12,663	95,634	73,945	213,771
Principal (1)	296,939	12,240	53,872	51,676	179,151
Interest	99,074	423	41,762	22,269	34,620
Lease obligations	84,734	18,220	23,336	18,452	24,726
Various trade and other obligations:	110,977	107,856	2,026	18	1,077
Suppliers and contractors	49,980	49,896	84	—	—
Utilities and related expenses	44,787	44,786	1	—	—
Carriers and others	2,610	2,610	—	—	—
Employee benefits and other provisions	4,970	4,970	—	—	—
Customers’ deposits	1,262	—	167	18	1,077
Dividends	2,087	2,087	—	—	—
Others	5,281	3,507	1,774	—	—
Total contractual obligations	591,724	138,739	120,996	92,415	239,574

(1) Consists of long-term debt including current portion, gross of unamortized debt discount/premium and debt issuance costs.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Our consolidated future minimum lease commitments payable with non-cancellable leases as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	13,480	12,893
After one year but not more than five years	42,245	41,788
More than five years	24,750	24,726
Total	80,475	79,407

Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php117,113 million and Php110,977 million as at March 31, 2026 and December 31, 2025, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Major Network Vendors

Significant commitment in respect of major network vendors, net of advances and deliveries, amounted to about
Php21,000 million and Php19,700 million as at March 31, 2026 and December 31, 2025, respectively.

Other Capital Expenditure Vendors

Commitments related to non-major capital expenditure vendors, net of advances and deliveries, amounted to
Php23,000 million and Php16,900 million as at March 31, 2026 and December 31, 2025, respectively.

We have no outstanding commercial commitments, in the form of letters of credit, as at March 31, 2026 and
December 31, 2025.

Collateral

There are no pledges as collaterals with respect to our financial liabilities as at as at March 31, 2026 and December 31, 2025.

Foreign Currency Exchange Risk

Foreign currency exchange risk refers to the potential impact of exchange rate fluctuations on the fair value and future cash flows of financial instruments.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine Peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency denominated financial assets and liabilities. While a certain percentage of our revenues are either linked to or denominated in U.S. Dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. Dollars. As such, a strengthening or weakening of the Philippine Peso against the U.S. Dollar will decrease or increase in Philippine Peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. Dollar-linked and U.S. Dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine Peso to U.S. Dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. Further details of the risk management strategy are recognized in our hedge designation documentation. We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated financial liabilities. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statements or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The impact of the hedging instruments on our consolidated statements of financial position as at March 31, 2026 and
December 31, 2025 are as follows:

	Notional Amount	Carrying Amount	Line item in our Consolidated Statements
	(U.S. Dollar)	(Php)	of Financial Position
	(in million pesos)
March 31, 2026 (Unaudited)
Long-term foreign currency options	378	688	Derivative financial assets – net of current portion
	378	688

December 31, 2025 (Audited)
Long-term foreign currency options	385	617	Derivative financial assets – net of current portion
	385	617

The impact of the hedged items on our consolidated statements of financial position as at March 31, 2026 and
December 31, 2025 are as follows:

	March 31, 2026		December 31, 2025
	(Unaudited)		(Audited)
	Cash flow hedge reserve	Cost of hedging reserve	Cash flow hedge reserve	Cost of hedging reserve
	(in million pesos)
PLDT:
US$300M Notes 2031	(7,417)	32	(7,486)	75
	(7,417)	32	(7,486)	75

Smart:
US$140M PNB	(2,339)	2	(2,355)	2
	(2,339)	2	(2,355)	2

The effect of the cash flow hedge on our consolidated statements of financial position as at March 31, 2026 and
December 31, 2025 are as follows:

	Total hedging loss recognized in OCI	Line item in our Consolidated Statements of Financial Position
	(in million pesos)
March 31, 2026 (Unaudited)
Long-term foreign currency options	(9,756)	Other comprehensive loss
	(9,756)

December 31, 2025 (Audited)
Long-term foreign currency options	(9,841)	Other comprehensive loss
	(9,841)

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine Peso equivalents as at March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	11	688	10	617
Total noncurrent financial assets	11	688	10	617
Current Financial Assets
Cash and cash equivalents	85	5,120	63	3,704
Trade and other receivables – net	106	6,460	112	6,593
Derivative assets	7	434	4	203
Current portion of other financial assets	—	7	—	7
Total current financial assets	198	12,021	179	10,507
Total Financial Assets	209	12,709	189	11,124
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	650	39,419	653	38,395
Other noncurrent liabilities	1	52	1	33
Total noncurrent financial liabilities	651	39,471	654	38,428
Current Financial Liabilities
Accounts payable	291	17,669	594	34,932
Accrued expenses and other current liabilities	128	7,751	190	11,182
Current portion of interest-bearing financial liabilities	14	835	14	809
Current portion of derivative financial liabilities	—	34	1	77
Total current financial liabilities	433	26,289	799	47,000
Total Financial Liabilities	1,084	65,760	1,453	85,428

(1)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php60.68 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the Bankers Association of the Philippines, or BAP, as at March 31, 2026.
(2)
The exchange rate used to convert the U.S. Dollar amounts into Philippine Peso was Php58.79 to US$1.00, the Philippine Peso-U.S. Dollar exchange rate as quoted through the BAP as at December 31, 2025.

As at May 13, 2026, the Philippine Peso-U.S. Dollar exchange rate was Php61.51 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have increased in Philippine Peso terms by
Php2,376 million as at March 31, 2026.

Approximately 14% and 13% of our total consolidated debts (net of consolidated debt discount) was denominated in U.S. Dollars as at March 31, 2026 and December 31, 2025, respectively. Our consolidated foreign currency-denominated debt increased to Php39,936 million as at March 31, 2026 from Php38,879 million as at December 31, 2025, primarily due to the depreciation of the Philippine peso relative to the U.S. dollar. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of our consolidated outstanding derivatives allocated for debt were US$352 million and
US$345 million as at March 31, 2026 and December 31, 2025, respectively. Consequently, the unhedged portion of our consolidated debt amounts were 6% (or 5%, net of consolidated U.S. Dollar cash balances allocated for debt) as at
March 31, 2026 and December 31, 2025.

Approximately 18% and 16% of our consolidated revenues were denominated in U.S. Dollars and/or were linked to U.S. Dollars for the three months ended March 31, 2026 and 2025, respectively. Approximately 19% and 18% of our consolidated expenses were denominated in U.S. Dollars and/or linked to the U.S. Dollar for the three months ended March 31, 2026 and 2025, respectively, respectively. In this respect, the higher weighted average exchange rate of the Philippine Peso against the U.S. Dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine Peso terms. In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine Pesos.

The Philippine Peso depreciated by 3% against the U.S. Dollar to Php60.68 to US$1.00 as at March 31, 2026 from Php58.79 to US$1.00 as at December 31, 2025. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php1,265 million and net consolidated foreign exchange gains of Php544 million for the three months ended March 31, 2026 and 2025, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine Peso-U.S. Dollar exchange rate until December 31, 2025. Our outlook is that the Philippine Peso-U.S. Dollar exchange rate may weaken/strengthen by 0.53% as compared to the exchange rate of Php60.68 to US$1.00 as at March 31, 2026. If the Philippine Peso-U.S. Dollar exchange rate had weakened/strengthened by 0.53% as at March 31, 2026, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2026 and stockholders’ equity as at March 31, 2026 would have been approximately Php165 million and Php8 million, respectively, lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. Dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk arises from fluctuations in market interest rates that may impact the fair value or future cash flows of financial instruments.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest costs through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. Further details of the risk management strategy are recognized in our hedge designation documentation. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our debt obligations and not for trading purposes.

There are no outstanding interest rate hedges as at March 31, 2026 and December 31, 2025.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure to interest rate risk as at March 31, 2026 and
December 31, 2025. Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2026 (Unaudited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	7	—	—	—	7	450	—	450	7	449
Interest rate	4.8750%	4.6250% - 5.1714%	—	6.5800%	—
Cash in Bank
U.S. Dollar	23	—	—	—	—	23	1,381	—	1,381	23	1,381
Interest rate	0.0500% - 0.5000%	—	—	—	—
Philippine Peso	73	—	—	—	—	73	4,455	—	4,455	73	4,455
Interest rate	0.0500% - 4.5000%	—	—	—	—
Temporary Cash Investments
U.S. Dollar	46	—	—	—	—	46	2,764	—	2,764	46	2,764
Interest rate	3.3300-5.0000%	—	—	—	—
Philippine Peso	74	—	—	—	—	74	4,492	—	4,492	74	4,492
Interest rate	0.0300% - 4.7500%	—	—	—	—
Short-term Investments
Philippine Peso	—	—	—	—	—	—	10	—	10	—	10
Interest rate	2.0000% - 6.0000%	—	—	—	—
	216	7	—	—	—	223	13,552	—	13,552	223	13,551

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	300	300	600	36,407	492	35,915	485	29,428
Interest rate	—	—	—	2.5000%	3.4500%
Philippine Peso	351	266	100	227	—	944	57,295	361	56,934	915	55,506
Interest rate	4.250% - 5.3500%	4.2589% to 5.20%	4.2489% - 5.2000%	4.954% - 5.156%
Variable Rate
U.S. Dollar Loans	—	31	21	14	—	66	4,035	14	4,021	66	4,035
Interest rate	—	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%
Philippine Peso	61	110	141	746	2,225	3,283	199,229	937	198,292	3,283	199,229
Interest rate	PHP BVAL + 0.75%	PHP BVAL + 0.40% to 0.90%	PHP BVAL + 0.40% to 0.90%	PHP BVAL + 0.40% to 0.90%	PHP BVAL + 0.40% to 0.90%
Short-term Debt
Notes Payable
Philippine Peso	5	—	—	—	—	5	300	—	300	5	300
Interest rate	5.9695% to 6.4000%

	417	407	262	1,287	2,525	4,898	297,266	1,804	295,462	4,754	288,498

As at December 31, 2025 (Audited)

	In U.S. Dollars									Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Discount/ Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
Philippine Peso	—	6	—	—	—	6	370	—	370	6	369
Interest rate	6.2500%	4.6250% - 4.8750%	—	6.5000%	—
Cash in Bank
U.S. Dollar	20	—	—	—	—	20	1,177	—	1,177	20	1,177
Interest rate	0.0100% - 0.5000%	—	—	—	—
Philippine Peso	91	—	—	—	—	91	5,355	—	5,355	91	5,355
Interest rate	0.0500% - 4.5000%	—	—	—	—
Temporary Cash Investments
U.S. Dollar	10	—	—	—	—	10	584	—	584	10	584
Interest rate	3.6100-3.9000%	—	—	—	—
Philippine Peso	14	—	—	—	—	14	785	—	785	14	785
Interest rate	0.2500% - 6.0000%	—	—	—	—
Short-term Investments
Philippine Peso	0	—	—	—	—	—	10	—	10	—	10
Interest rate	2.0000% - 6.0000%	—	—	—	—
	135	6	—	—	—	141	8,281	—	8,281	141	8,280

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	—	—	—	—	600	600	35,274	495	34,779	490	28,819
Interest rate	—	—	—	—	2.5000% - 3.4500%
Philippine Peso	203	344	198	238	77	1,060	62,345	423	61,922	1,021	60,052
Interest rate	4.6500% - 5.3500%	4.0000% to 5.2000%	4.0000% to 5.2000%	4.0000% to 5.1560%	4.0000%
Variable Rate
U.S. Dollar Loans	—	28	28	14	—	70	4,115	15	4,100	70	4,115
Interest rate	—	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%	SOFR+ 1.31161%
Philippine Peso	—	176	142	627	2,370	3,315	194,905	958	193,947	3,315	194,905
Interest rate		PHP BVAL + 0.4000% to 0.7500%	PHP BVAL + 0.4000% to 0.7500%	PHP BVAL + 0.4000% to 0.7500%	PHP BVAL + 0.4000% to 0.7500%
Short-term Debt
Notes Payable
Philippine Peso	5	—	—	—	—	5	300	—	300	5	300
Interest rate	6.0249% to 6.0790%

	208	548	368	879	3,047	5,050	296,939	1,891	295,048	4,901	288,191

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of our regular floating rate financial instruments is done on intervals of one month, three months and six months while repricing of our structured floating rate instruments is done every one year or up to five years. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 69% and 67% of our consolidated debts (net of consolidated debt discount) were variable rate debts as at
March 31, 2026 and December 31, 2025, respectively. Our consolidated variable rate debt amounted to Php202,613 million and Php198,347 million as at March 31, 2026 and December 31, 2025, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. Dollar and Philippine Peso interest rates until March 31, 2026. Our outlook is that the U.S. Dollar and Philippine Peso interest rates may move 80 basis points, or bps, and 100 bps higher/lower, respectively, as compared to levels as at March 31, 2026. If the U.S. Dollar interest rates had been 80 bps higher/lower as compared to market levels as at March 31, 2026, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2026 and stockholders’ equity as at March 31, 2026 would have been approximately Php13 million and Php58 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If the Philippine Peso interest rates had been 100 bps higher/lower as compared to market levels as at March 31, 2026, with all other variables held constant, consolidated profit after tax for the three months ended March 31, 2026 and stockholders’ equity as at March 31, 2026 would have been approximately Php126 million and Php44 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk arises from the possibility that customers, clients and counterparties may default on their contractual obligations, resulting in financial loss.

We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

Maximum exposure to credit risk of financial assets not subject to impairment

The gross carrying amount of financial assets not subject to impairment also represents our maximum exposure to credit risk as at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Financial assets at fair value through profit or loss	1,036	1,030
Current portion of derivative financial assets	434	203
Derivative financial assets – net of current portion	688	617
Total	2,158	1,850

Maximum exposure to credit risk of financial assets subject to impairment

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2026 and December 31, 2025. The maximum exposure is shown gross before both the effect of mitigation through use of master netting and collateral arrangements. The extent to which collateral and other credit enhancements mitigate the maximum exposure to credit risk is described in the footnotes to the table.

For financial assets recognized on our consolidated statements of financial position as at March 31, 2026 and
December 31, 2025, the gross exposure to credit risk equal their carrying amount.

For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	March 31, 2026 (Unaudited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	18,055	10,320	—	28,375
Standard grade	986	8,656	—	9,642
Substandard grade	7	13,283	—	13,290
Default	270	3,933	15,767	19,970
Gross carrying amount	19,318	36,192	15,767	71,277
Less allowance	270	3,933	15,767	19,970
Carrying amount	19,048	32,259	—	51,307

	December 31, 2025 (Audited)
	Stage 1 12-Month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(in million pesos)
High grade	14,980	11,128	—	26,108
Standard grade	1,215	7,914	—	9,129
Substandard grade	6	12,325	—	12,331
Default	270	3,767	15,130	19,167
Gross carrying amount	16,471	35,134	15,130	66,735
Less allowance	270	3,767	15,130	19,167
Carrying amount	16,201	31,367	—	47,568

Maximum exposure to credit risk after collateral held or other credit enhancements

Collateral held as security for financial assets depends on the nature of the instrument. Debt investment securities are generally unsecured. Estimates of fair value are based on the value of collateral assessed at the time of borrowing and are regularly updated according to internal lending policies and regulatory guidelines. Generally, collateral is not held over loans and advances to us. Collateral usually is not held against investment securities, and no such collateral was held as at
March 31, 2026 and December 31, 2025.

Our policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by us during the year.

We have not identified significant risk concentrations arising from the nature, type or location of collateral and other credit enhancements held against our credit exposures.

An analysis of the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at March 31, 2026 and December 31, 2025:

	March 31, 2026 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements(1)	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	51,307	501	50,806
Debt instruments at amortized cost	450	—	450
Other financial assets	4,054	—	4,054
Cash and cash equivalents	14,534	222	14,312
Short-term investments	10	—	10
Corporate subscribers	14,893	239	14,654
Retail subscribers	7,786	40	7,746
Foreign administrations	1,516	—	1,516
Domestic carriers	196	—	196
Dealers, agents and others	7,868	—	7,868
Financial instruments at FVPL:	1,470	—	1,470
Financial assets at FVPL	1,036	—	1,036
Forward foreign exchange contracts	434	—	434
Derivatives used for hedging:	688	—	688
Long-term foreign currency options	688	—	688
Total	53,465	501	52,964

(1) Includes bank insurance, security deposits and customer deposits. We have no collateral held as at March 31, 2026.

	December 31, 2025 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements(1)	Net Maximum Exposure
	(in million pesos)
Financial instruments at amortized cost:	47,568	410	47,158
Debt instruments at amortized cost	370	—	370
Other financial assets	3,955	2	3,953
Cash and cash equivalents	11,866	129	11,737
Short-term investments	10	—	10
Corporate subscribers	14,684	240	14,444
Retail subscribers	8,117	39	8,078
Foreign administrations	1,531	—	1,531
Domestic carriers	208	—	208
Dealers, agents and others	6,827	—	6,827
Financial instruments at FVPL:	1,233	—	1,233
Financial assets at FVPL	1,030	—	1,030
Forward foreign exchange contracts	203	—	203
Derivatives used for hedging:	617	—	617
Long-term foreign currency options	617	—	617
Total	49,418	410	49,008

(1) Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2025.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2026 and December 31, 2025:

		Neither past due nor credit impaired		Past due but not
	Total	Class A(1)	Class B(2)	credit impaired	Impaired
	(in million pesos)
March 31, 2026 (Unaudited)
Financial instruments at amortized cost:	71,277	28,375	9,642	13,290	19,970
Debt instruments at amortized cost	450	450	—	—	—
Other financial assets	4,324	3,698	349	7	270
Cash and cash equivalents	14,534	13,897	637	—	—
Short-term investments	10	10	—	—	—
Retail subscribers	19,676	5,109	249	2,428	11,890
Corporate subscribers	21,746	3,959	3,004	7,930	6,853
Foreign administrations	1,602	140	531	845	86
Domestic carriers	196	—	144	52	—
Dealers, agents and others	8,739	1,112	4,728	2,028	871
Financial instruments at FVPL:	1,470	1,464	6	—	—
Financial assets at FVPL	1,036	1,030	6	—	—
Forward foreign exchange contracts	434	434	—	—	—
Derivatives used for hedging:	688	688	—	—	—
Long-term foreign currency options	688	688	—	—	—
Total	73,435	30,527	9,648	13,290	19,970

December 31, 2025 (Audited)
Financial instruments at amortized cost:	66,735	26,108	9,129	12,331	19,167
Debt instruments at amortized cost	370	370	—	—	—
Other financial assets	4,225	3,617	332	6	270
Cash and cash equivalents	11,866	10,983	883	—	—
Short-term investments	10	10	—	—	—
Retail subscribers	19,369	5,472	256	2,389	11,252
Corporate subscribers	21,373	4,412	3,404	6,868	6,689
Foreign administrations	1,615	117	482	932	84
Domestic carriers	208	—	137	71	—
Dealers, agents and others	7,699	1,127	3,635	2,065	872
Financial instruments at FVPL:	1,233	1,227	6	—	—
Financial assets at FVPL	1,030	1,024	6	—	—
Forward foreign exchange contracts	203	203	—	—	—
Derivatives used for hedging:	617	617	—	—	—
Long-term foreign currency options	617	617	—	—	—
Total	68,585	27,952	9,135	12,331	19,167

(1)
This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.
(2)
This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2026 and December 31, 2025 are as follows:

			Past due but not credit impaired
	Total	Neither past due nor credit impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2026 (Unaudited)
Financial instruments at amortized cost:	71,277	38,017	3,594	1,140	8,556	19,970
Debt instruments at amortized cost	450	450	—	—	—	—
Other financial assets	4,324	4,047	—	—	7	270
Cash and cash equivalents	14,534	14,534	—	—	—	—
Short-term investments	10	10	—	—	—	—
Retail subscribers	19,676	5,358	1,608	356	464	11,890
Corporate subscribers	21,746	6,963	1,674	638	5,618	6,853
Foreign administrations	1,602	671	214	81	550	86
Domestic carriers	196	144	31	16	5	—
Dealers, agents and others	8,739	5,840	67	49	1,912	871
Financial instruments at FVPL:	1,470	1,470	—	—	—	—
Financial assets at FVPL	1,036	1,036	—	—	—	—
Forward foreign exchange contracts	434	434	—	—	—	—
Derivatives used for hedging:	688	688	—	—	—	—
Long-term foreign currency options	688	688	—	—	—	—
Total	73,435	40,175	3,594	1,140	8,556	19,970

December 31, 2025 (Audited)
Financial instruments at amortized cost:	66,735	35,237	3,695	1,275	7,361	19,167
Debt instruments at amortized cost	370	370	—	—	—	—
Other financial assets	4,225	3,949	—	—	6	270
Cash and cash equivalents	11,866	11,866	—	—	—	—
Short-term investments	10	10	—	—	—	—
Retail subscribers	19,369	5,728	2,028	326	35	11,252
Corporate subscribers	21,373	7,816	1,315	788	4,765	6,689
Foreign administrations	1,615	599	269	138	525	84
Domestic carriers	208	137	57	9	5	—
Dealers, agents and others	7,699	4,762	26	14	2,025	872
Financial instruments at FVPL:	1,233	1,233	—	—	—	—
Financial assets at FVPL	1,030	1,030	—	—	—	—
Forward foreign exchange contracts	203	203	—	—	—	—
Derivatives used for hedging:	617	617	—	—	—	—
Long-term foreign currency options	617	617	—	—	—	—
Total	68,585	37,087	3,695	1,275	7,361	19,167

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings and maximizing shareholder value.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends. However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS. Starting 2019, we base our dividend payout on telco core income. In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the three months ended
March 31, 2026 and 2025.

28.
Notes to the Statements of Cash Flows

The following table shows the changes in liabilities arising from financing activities as at March 31, 2026 and
December 31, 2025:

	January 1, 2025	Cash flows	Foreign exchange movement	Others	March 31, 2026
	(Audited)				(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities	295,048	(934)	1,255	93	295,462
Lease liabilities	64,173	(4,530)	94	2,099	61,836
Derivative financial liabilities	77	213	—	(256)	34
Accrued interests and other related costs	2,454	(3,090)	—	3,041	2,405
Dividends payable	2,087	(19)	—	9,940	12,008
	363,839	(8,360)	1,349	14,917	371,745

	January 1, 2024	Cash flows	Foreign exchange movement	Others	December 31, 2025
	(Audited)				(Audited)
	(in million pesos)
Interest-bearing financial liabilities	281,586	12,467	623	372	295,048
Lease liabilities	54,038	(14,328)	33	24,430	64,173
Derivative financial liabilities	97	(243)	—	223	77
Accrued interests and other related costs	2,426	(13,233)	—	13,261	2,454
Dividends payable	2,005	(20,590)	—	20,672	2,087
	340,152	(35,927)	656	58,958	363,839

Others include the effect of accretion of long-term borrowings, effect of recognition and accretion of lease liabilities, unrealized mark-to-market losses of derivative financial instruments, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and dividend declarations.

Non-cash Investing Activities

The following table shows our significant non-cash investing activities and corresponding transaction amounts as at
March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Acquisition of property and equipment on account	5,389	21,158
Additions to ROU assets	1,143	20,808
Capitalization to property and equipment of:
Inventories	1,090	2,196
Foreign exchange differences – net	173	308
Additional interest in investment in associates	—	594
Transfers from property and equipment	2	851
	7,797	45,915

Non-cash Financing Activities

The following table shows our significant non-cash financing activities and corresponding transaction amounts as at
March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
	(in million pesos)
Additions to lease liabilities	1,143	15,607